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04024332

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

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REGISTRANT'S NAME BAE Systems

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PROCESSED
APR 15 2004
THOMSON FINANCIAL

FILE NO. 82- 3138 FISCAL YEAR 12-31-03

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OICF/BY: dlw

DATE: 4/14/04

Annual Review 2003



BAE SYSTEMS

Contents

BAE Systems is an international company engaged in the development, delivery and support of advanced defence and aerospace systems in the air, on land, at sea and in space.

The company designs, manufactures and supports military aircraft, surface ships, submarines, radar, avionics, communications, electronics and guided weapon systems. It is a pioneer in technology with a heritage stretching back hundreds of years. It is at the forefront of innovation, working to develop the next generation of intelligent defence systems.

BAE Systems has major operations across five continents and customers in some 130 countries. The company has more than 90,000 people and generates annual sales of over £12 billion through its wholly-owned and joint venture operations.

Important note

This Annual Review is a summary of the information in the full Annual Report of BAE SYSTEMS plc. It does not contain sufficient information to allow a full understanding of the results of the group and state of affairs of the company or of the group, and of their policies and arrangements concerning directors' remuneration. For further information, the full Annual Report should be consulted. Copies of the full Annual Report are available, free of charge, from the company secretary, BAE SYSTEMS plc, 6 Carlton Gardens, London SW1Y 5AD, United Kingdom. Alternatively, visit the company's website, www.baesystems.com.

If in future years you wish to receive the full Annual Report you should write to the company's registrars, Lloyds TSB Registrars, at the address shown on page 22.

Front cover: impression of Type 45 destroyer

Highlights

- Strong cash performance
- Record order book at £46 billion
- Good performance from North America with underlying organic sales growth of 11%
- Customer Solutions & Support again delivered a robust performance
- Good progress towards stabilising the UK MoD Programmes business
- Turnaround in International Partnerships, driven by second half performance in MBDA and AMS and exit from Astrium
- Airbus results maintained in difficult market
- Avionics business impacted by reduced throughput and rationalisation activity

Results in brief

	2003	2002
Order book[1]	**£46.0 billion**	£42.5 billion
Sales	**£12,572 million**	£12,145 million
Profit before interest[2]	**£980 million**	£1,002 million
Earnings per share[2]	**16.6p**	17.3p
Profit/(loss) before interest[3]	**£453 million**	£(410) million
Loss per share[3]	**(0.5)p**	(23.2)p
Dividend per share	**9.2p**	9.2p
Operating cash inflow	**£836 million**	£136 million
Net debt	**£870 million**	£1,298 million

Outlook

Good sustained underlying growth is anticipated across the company's operations in North America and in International Partnerships with some recovery in the Avionics business. The performance of the Programmes business is expected to continue to be restrained with some UK MoD production programmes still in early phases of maturity. Margins in Customer Solutions & Support are likely to continue to trend downwards. Overall, underlying performance of the company's defence businesses in 2004 is expected to be slightly ahead of 2003.

Airbus plans a volume of activity for 2004 similar to 2003, with a slightly lower value mix of deliveries.

[1] including share of joint ventures' order books and after the elimination of intra-group orders of £1.9bn
[2] before goodwill amortisation and impairment of £518m (2002 £615m) and exceptional items of £9m (2002 £797m)
[3] statutory basis

Chairman's letter to shareholders



"We remain committed to the twin objectives of improving our performance to meet the expectations of our customers and delivering enhanced shareholder value."

Dear Shareholder,

Significant progress
This has been a year of significant progress. We have continued to build on our good first half and have delivered full year results to plan. In parallel, we have made good progress on stabilising major programmes in the UK. We remain committed to the twin objectives of improving our performance to meet the expectations of our customers and delivering enhanced shareholder value.

Dividend
The Board is recommending a maintained final ordinary dividend of 5.5p per share, making a total for the year of 9.2p per share. Subject to shareholder approval at the 2004 Annual General Meeting, the dividend will be paid on 1 June 2004 to holders of ordinary shares registered on 23 April 2004.

A strong company
We remain focused on leveraging the strong positions and relationships we enjoy in key markets.

We have a robust and productive relationship with the UK Ministry of Defence and are a firmly established constituent of the US defence industry where we continue to grow our position. In continental Europe we have strong positions on key programmes such as Typhoon and are a proud and active partner in Airbus.

Underpinning these positions is world-class technology and the expertise of our people. This is illustrated by the high quality of entries for our annual Chairman's Award for Innovation which this year attracted a record 3,000 entries from across the company.

Corporate governance and Board changes
The Board and I take our obligations regarding corporate governance very seriously. The Board has reviewed the revised Combined Code on Corporate Governance for UK listed companies, and, whilst we are not required to report formally our compliance against the revised code until next year, we believe that we are well placed in relation to its provisions.

Sir Peter Mason and Michael Hartnall joined the Board in 2003; both possess a good deal of relevant experience and knowledge and are valuable additions to the Board. Sir Charles Masefield, Sir Robin Biggam and Keith Brown all retired from the Board during the year and Paolo Scaroni will be retiring from the Board at the conclusion of this year's Annual General Meeting.

Business transformation
In recent years BAE Systems has undergone a radical transformation from a UK-based aircraft manufacturer to a broadly-based systems business. Through this transformation the company has achieved a more balanced portfolio and geographic spread. Today BAE Systems is one of a small group of companies at the top of the world's aerospace and defence industry.

Looking forward we have taken clear steps to remove impediments to future progress in our UK Programmes business. We are well positioned in our key markets and our order book remains strong.

Sir Richard Evans
Chairman
25 February 2004

Chief executive's review



"Our overall priorities are to deliver enhanced performance and improve returns, particularly from our major UK defence programmes in the medium-term, and to continue to grow our business in the US."

Performance

BAE Systems has market leading businesses operating in the fields of systems and software, support services and, through Airbus, large commercial jets. Together these activities represent some 80% of the group's sales. Much of the recent focus of attention has been on the under-performance of our major UK Ministry of Defence (MoD) programmes. Good progress has been made towards the removal of excessive risk and the restoration of profitable growth in this latter portfolio that represents the remaining 20% of the group.

The North America business group performed well, with double digit organic growth and strong cash flows. This business continued to design, develop and supply world class systems and expertise to key US programmes.

Customer Solutions & Support made further progress in growing business in the UK with an innovative cost and supply chain management programme with the UK MoD's Defence Logistics Organisation. In Saudi Arabia the strong relationship of many years continues with the Al Yamamah defence support programme.

Through our Commercial Aerospace business we are an active partner in all aspects of Airbus. Airbus performed strongly in a difficult market that endured the effects of the SARS virus, the Iraq conflict and the underlying airline industry cycle. Looking forward, Airbus is very well positioned for strong growth over the medium-term.

Much of our business in continental Europe is conducted in partnership with other aerospace and defence companies. Our recent focus has been on enhancing the performance of these partnerships.

We have taken a three-pronged approach to improving performance. Firstly, we work hard with partners to maximise value and the progress of our MBDA guided weapons joint venture is successfully demonstrating the benefit of this approach. Secondly, where appropriate, we seek to achieve greater clarity of overall management control, as we have with the restructuring of STN Atlas, where we have taken 100% ownership of Atlas Elektronik, and the steps we are taking on Eurosystems with Finmeccanica. Thirdly, where activities are no longer core to our strategy and show inadequate returns we will exit, as we did with Astrium.

Progress has been made to stabilise the performance of the UK MoD programmes.

In Air Systems there has been significant progress on Nimrod and Hawk. Typhoon is now in production with deliveries to our customers underway. In order to determine the way forward and reduce uncertainty, a key objective remains to conclude the negotiations with regard to the next phase of the Typhoon weapon system development and the second tranche of production aircraft.

In Naval Systems we successfully achieved all of our 2003 key objectives and milestones for the Astute submarine, Type 45 destroyer, Landing Platform Dock, Landing Ship Dock (Auxiliary) and Sting Ray torpedo programmes.

Managing risk

If we are to drive growth and value successfully it is essential that we establish an appropriate balance of risk and reward in contracts, notably in our major UK programmes. In February 2003, as previously announced, agreements to share risk and reward with the UK customer were established. During 2004, it is expected that the UK's new Carrier programme will proceed from the final stage of assessment into the systems design phase. The terms of this contract will provide an opportunity to demonstrate the substantial progress that has been made jointly with the MoD in rebalancing risk and reward arrangements for future major contracts.

Programme management
Our focus on ensuring that the best people are using the best processes and are subjected to the most rigorous internal and external reviews has improved the stability and predictability of our programmes. In close collaboration with the UK MoD we now monitor our performance on strategic milestones across a number of our major programmes. Performance is also regularly assessed by the company's Executive Committee, the group responsible for the day-to-day running of the company.

However, we recognise that there is more still to be done. Our aim is two-fold: to out-perform the industry and to ensure that our approach to programme management, as set out in our Operational Framework, becomes truly embedded in the way we do business, throughout the company.

Our people
At the heart of BAE Systems, and its joint ventures, lies a highly qualified and dedicated workforce and I would like to thank them for their continued support and commitment.

Priorities
Our overall priorities are to deliver enhanced performance and improve returns, particularly from our major UK defence programmes in the medium-term, and to continue to grow our business in the US. We will do this by exploiting fully the opportunities that come from our strong market positions and continuing to improve our programme management capabilities. We are determined to succeed, and remain committed to achieving an acceptable and sustainable return for shareholders.



Mike Turner
Chief executive
25 February 2004

The company organises its operations into seven business groups. The results for these business groups are set out below:

	2003					2002				
	Order book[1] £bn	Sales £m	Profit[2] £m	Cash inflow/ (outflow)[3] £m	Number of employees[4]	Order book[1] £bn	Sales £m	Profit/ (loss)[2] £m	Cash inflow/ (outflow)[3] £m	Number of employees[4]
Programmes	**11.3**	**2,436**	**56**	**33**	**19,400**	11.0	2,171	69	(177)	20,500
Customer Solutions & Support	**2.6**	**2,166**	**411**	**518**	**10,800**	2.6	2,258	454	323	10,900
International Partnerships	**6.8**	**1,685**	**65**	**69**	**13,600**	6.3	1,648	(11)	77	16,300
Avionics	**2.3**	**1,127**	**12**	**(28)**	**9,400**	2.5	1,085	66	83	10,000
North America	**2.4**	**2,700**	**232**	**162**	**23,150**	2.3	2,627	247	213	21,600
Commercial Aerospace	**21.4**	**2,924**	**204**	**(143)**	**12,150**	18.7	2,773	195	(396)	12,500
HQ and other businesses	**1.1**	**316**	**-**	**14**	**4,000**	1.1	345	(18)	(92)	4,500
Less: intra-group	**(1.9)**	**(782)**				(2.0)	(762)			
	46.0	**12,572**	**980**	**625**	**92,500**	42.5	12,145	1,002	31	96,300

Destination of sales

	2003 £m	2002 £m
United Kingdom	**2,755**	2,372
Rest of Europe	**2,362**	2,435
Middle East	**2,479**	2,223
USA and Canada	**3,864**	4,171
Asia and Pacific	**879**	698
Africa, Central and South America	**233**	246
	12,572	12,145

[1] including share of joint ventures' order books
[2] before interest, goodwill amortisation and impairment and exceptional items (statutory presentation is shown on page 19)
[3] net cash inflow/(outflow) from operating activities after capital expenditure (net) and financial investment and dividends from joint ventures
[4] includes share of joint venture employees

Operating and financial review


A380

Programmes

	2003	2002
Order book[1]	**£11.3bn**	£11.0bn
Sales	**£2.4bn**	£2.2bn
Profit[2]	**£56m**	£69m
Cash inflow/(outflow)[3]	**£33m**	£(177)m
Number of employees[4]	**19,400**	20,500

The Programmes business group comprises the company's principal air systems, sea systems and C4ISR[5]-related prime contract activities.

Overview

In 2003, the Programmes business made a profit[2] of £56m (2002 £69m) on sales of £2,436m (2002 £2,171m) and generated an operating cash inflow[3] of £33m (2002 outflow £177m).

The 2.3% return on sales for Programmes reflects the substantial sales generating no profit contribution from the Nimrod and Astute programmes as a consequence of prior year provisions. In addition, a low level of sales and no profit were recognised on the Typhoon programme ahead of conclusion of negotiations on the second tranche contract. Type 45 destroyer sales have also been recognised at zero margin with the programme at an early stage of maturity.

Positive contributions to profit were achieved from underwater systems, naval ships and sustaining engineering activity on Tornado and Harrier. The F-35 Joint Strike Fighter (JSF) systems design and development contract, a cost plus award fee contract, also made a positive contribution.

Sea systems activities were reorganised to focus submarine capabilities at the Barrow yard in the north of England and surface ships on the Clyde in Scotland.

The outlook at Programmes is for increased sales in 2004 as deliveries of Typhoon aircraft increase. Overall, the contribution from Programmes will continue to be restrained until such time as the negotiations on Typhoon are completed.

Air systems businesses

There was good progress on Nimrod against the revised programme. Project reforms have been implemented with a new project management framework now in place, a new programme schedule agreed and the signing of a new contract in February 2004.

First deliveries of Typhoon to the air forces of the four partner nations commenced during 2003 following achievement of the key Type Acceptance milestone. Detailed discussions are underway to remove the uncertainty over the transition from Tranche 1 and to define the operational capability of the aircraft prior to the award of contracts for Tranche 2 development and production. Satisfactory resolution of these negotiations is key to Typhoon becoming a major contributor to the performance of the Programmes business.

After the down-select for 18 Typhoon aircraft from the Austrian government, the Singaporean government announced that Typhoon has been shortlisted as one of three candidates to meet its defence requirements.

The outlook for the Hawk programme improved significantly in July when the next generation of Hawk was selected as the RAF's Advanced Jet Trainer. This good news was followed in September by the announcement from the Indian government of its intention to purchase 66 Hawk aircraft. Conclusion of contract negotiations is anticipated in 2004. In addition, the South African and Bahraini Hawk programmes progressed on schedule.

There was continued progress in the early stages of development on the JSF programme where BAE Systems is a partner with Lockheed Martin and Northrop Grumman. BAE Systems has a major involvement in the programme with the design and manufacture of the rear fuselage, stabilisers and substantial avionics sub-systems and equipment. The preliminary design review for the conventional take-off and landing variant was completed in 2003. Further work is necessary on the short take-off vertical landing variant to achieve an equivalent position. Agreeing appropriate transfer of technology between the UK and the US on this programme will be a key objective during 2004.

A particular highlight was the delivery to plan of the last of 142 Tornado GR4 Mid Life Update aircraft. Following the successful completion of that programme, a major weapon system upgrade of the Harrier GR7 aircraft to the GR9 standard is now underway.

Naval systems businesses

Detailed work has been undertaken to restructure the Astute submarine contract to reflect the agreement reached with the MoD in February 2003, culminating with the signing of a new contract in December 2003. Work on the project has progressed well throughout the year with significant milestones in both engineering and production being achieved in the final quarter.

The key design review milestone for the Type 45 destroyer was passed and the transition from design to production started in August 2003. The high standard of maturity of design achieved at the start of production is an important factor in mitigating programme risk. By the end of 2003, nine (out of twenty four) separate units of the first vessel were in manufacture in BAE Systems Clyde shipyards, with a further three (out of sixteen) units in manufacture under contract with VT Group. The decision to concentrate the manufacture of all Type 45 destroyers in the Govan and Scotstoun shipyards underlines our long term commitment to maintaining shipbuilding centres of excellence on the Clyde.

1 including share of joint ventures' order books and before the elimination of intra-group orders
2 before interest, goodwill amortisation and impairment and exceptional items (statutory presentation is shown on page 19)
3 net cash inflow/(outflow) from operating activities after capital expenditure (net) and financial investment and dividends from joint ventures
4 includes share of joint venture employees
5 Command, Control, Communication and Computing, Intelligence, Surveillance and Reconnaissance

The contract to supply three Offshore Patrol Vessels to the Royal Brunei Navy is well advanced with customer acceptance of the first vessel expected early in 2004 following an extensive programme of sea trials and combat systems trials during 2003. The second vessel had also commenced sea trials by the end of 2003.

Both Auxiliary Oilers, RFA Wave Knight and RFA Wave Ruler, achieved final acceptance and entered service during 2003.

HMS Albion, the first of two Landing Platform Docks, was accepted by the MoD in April and entered service in July 2003. The second ship, HMS Bulwark, is scheduled for completion early in the second half of 2004.

BAE Systems is building two Landing Ship Dock (Auxiliary) vessels. For this contract, BAE Systems is building the vessels under subcontract from the MoD. Outfitting of the first, RFA Mounts Bay, started following the successful joining of the blocks on the berth at Govan. Launch of the vessel is planned for the first half of 2004.

The tactical weapons systems update programme of the Trafalgar Class submarines for the Royal Navy remained on schedule during 2003. Key achievements included the completion of the HMS Trenchant refits and sea trials and acceptance of the upgraded sonar functionality on HMS Torbay.

A contract valued at £375m for Sting Ray Mod 1 torpedoes was awarded by the MoD and Archerfish was sold to the US Navy for their Airborne Mine Neutralisation System. Deliveries of the Spearfish heavy torpedo were completed, to schedule, in November 2003.

C4ISR

The C4ISR business has a key role in developing and delivering the UK's network enabled capability. BAE Systems is working towards establishing a central role with the MoD in creating and developing the MoD's overall systems architecture.

The development of C4ISR's capability was greatly enhanced during the year with the launch of the Battlespace Management Evaluation Centre (BMEC).

The BMEC simulates and evaluates complex systems within operational scenarios early in a programme life-cycle. Recent successes include the NITEworks, Watchkeeper and National Missile Defence projects' integration and experimentation trials.

The 4D Battlespace Engineering Process was also launched during the year. Key to information systems projects, it looks across the whole battlespace environment of land, sea, air and space.

Customer Solutions & Support

	2003	2002
Order book[1]	**£2.6bn**	£2.6bn
Sales	**£2.2bn**	£2.3bn
Profit[2]	**£411m**	£454m
Cash inflow[3]	**£518m**	£323m
Number of employees[4]	**10,800**	10,900

The Customer Solutions & Support (CS&S) business group provides tailored through-life support and services for current and future military capability. It meets the trend within armed forces to work more closely with industry to ensure their front-line operational requirements are supported and maintained in the most cost-effective and efficient manner.

In 2003, the CS&S business group made a profit[2] of £411m (2002 £454m) on sales of £2,166m (2002 £2,258m). The business generated an operating cash inflow[3] of £518m (2002 £323m).

BAE Systems has a major presence in the Kingdom of Saudi Arabia, as prime contractor for the UK's government-to-government defence agreement, Al Yamamah. The business employs some 4,800 people, of whom more than half are Saudi nationals, in support of the Royal Saudi Air Force and the Royal Saudi Navy. BAE Systems provides complete support and service solutions, including support to the Kingdom's ground defence infrastructure and naval minehunters.

Performance on the Al Yamamah programme was strong, with cash flows benefiting from the strong oil price throughout the year.

Other overseas activities included receiving a contract to supply the Royal Bahraini Air Force with a complete solution for an indigenous flying academy in Bahrain including the Hawk Advanced Jet Trainer, and an order for the reactivation, upgrade and transfer to Romania of two Type 22 Frigates.

The contract to reactivate four Upholder class submarines for the Canadian Navy progressed well with the second and third boats handed over during the year. The final boat, HMS Upholder, is due to be delivered in the first half of 2004.

In the UK the group renewed its partnering agreement with the MoD's Defence Logistics Organisation (DLO). The agreement aims to achieve better value for money for the DLO and to generate new business for the company, whilst improving support to armed forces in the front-line.

Underpinning the agreement, long-term support contracts have been won and are performing well on the key UK air platforms: Tornado; Harrier; and Nimrod. In addition, a significant order was secured on the UK RAF's in-service fleet of VC10 aircraft, consolidating the current arrangements into a single prime contract under CS&S and providing enhanced value for money to the DLO.

Support and services joint ventures form an integral part of the CS&S strategy and all returned strong results. The performance of Fleet Support Limited, in which BAE Systems has a 50% interest, was particularly encouraging following the signing of an 11 year partnering agreement at the UK's Portsmouth Naval base. BAE Systems 50% interest in Flagship Training Limited, which manages the Royal Naval training establishments and markets their training courses to overseas customers, also saw encouraging growth in its order book.

Looking forward, CS&S will work to sustain a long-term presence in Saudi Arabia, deliver on schedule and further extend its current support and service contracts, and position itself as the key provider of through-life support on major platforms such as Typhoon, Astute, Type 45 and JSF. The announcements in 2003 that BAE Systems has been selected to provide Hawk Advanced Jet Trainers to both the UK and India will also provide support opportunities for these key programmes.

The strong oil price continues to benefit cash flows while sales in 2004 are expected to be at a comparable level with 2003. Margins are likely to continue to trend downwards as more work on the Al Yamamah programme is undertaken in country and a greater proportion of overall CS&S sales are generated from UK activity.

[1] including share of joint ventures' order books and before the elimination of intra-group orders

[2] before interest, goodwill amortisation and impairment and exceptional items (statutory presentation is shown on page 19)

[3] net cash inflow from operating activities after capital expenditure (net) and financial investment and dividends from joint ventures

[4] includes share of joint venture employees

International Partnerships

	2003	2002
Order book[1]	**£6.8bn**	£6.3bn
Sales	**£1.7bn**	£1.6bn
Profit/(loss)[2]	**£65m**	£(11)m
Cash inflow[3]	**£69m**	£77m
Number of employees[4]	**13,600**	16,300

The International Partnerships business group comprises interests in the following:

MBDA	37.5%
AMS	50%
Saab	35%
Gripen International	50%
Atlas Elektronik	100%

The business group generated an operating profit[2] of £65m (2002 loss £11m). Sales for the continuing businesses grew by 12% to £1.7bn. In sterling terms, sales and profits benefited by the translation effect of a strengthening Euro by £156m and £6m respectively. The business group achieved order intake of £2.3bn, an increase of 16% on last year for the continuing businesses. Cash generation was in line with operating profits.

The turnaround in profitability followed the successful disposal of the 27.5% economic interest in the loss-making Astrium space systems business and improved performance across all other International Partnership businesses. In particular, a strong second half performance was delivered from MBDA and AMS.

Looking to 2004, further sales growth is anticipated across International Partnerships as a whole with margins continuing to improve. Trading during 2004 is again expected to have a bias to the second half.

MBDA

MBDA has seen strong profit growth in 2003 as a number of key programmes have moved from development into production. Profitability is also now starting to benefit from the synergies of bringing UK, French and Italian activities into a single joint venture.

MBDA's order book continued to grow during 2003 with a number of important orders secured, including the contract from the European procurement agency OCCAR (Organisation Conjointe de Co-opération en matière d'Armement) for series production of the world's first advanced ground and naval-based air defence system with an anti-ballistic missile capability. The order covers production of almost 1,400 Aster missiles together with logistics support, associated equipment and training for the UK, French and Italian defence ministries. MBDA's share of the contract is valued at €2.3bn.

MBDA is part of the team contracted by the UK MoD to begin development of Phase 1 of a Ground Based Air Defence (GBAD) programme. Under the contract, the team will demonstrate a new Air Defence Command and Control System integrated with the MBDA Rapier FSC air defence missile system and the Starstreak High Velocity Missile, both currently in service with the UK armed forces. The contract, which is a competitive assessment phase and was signed in December 2003, is initially worth around £40m. After assessment, the next phase of the programme is due to see a single team down-selected for the main GBAD programme, the budget for which has been announced by the UK MoD as £1bn.

MBDA also successfully completed the preliminary design review for Meteor, the six-nation Beyond Visual Range Air-to-Air Missile, and work is now well advanced for the first ground-based firing in a simulated flight environment. This will lead to the first air launched firing in 2005.

AMS

AMS had a year of strong profitable growth as it started to deliver benefits of scale.

Order intake for 2003 was up on the previous year and included a second contract, valued at €150m, for further installation and integration of the AMS combat system being supplied to the new Italian aircraft carrier, Andrea Doria.

AMS achieved important milestones with the combat management systems for the UK Type 45 destroyer programme and also the corresponding Franco/Italian Horizon destroyer programme. During 2003, software development on the data transfer systems for both of these programmes successfully passed contractual acceptance tests.

Saab

Saab's operating income in 2003 improved by 6% on 2002, after having recognised the cost of rationalisation which will benefit the business going forward.

Saab continues to grow, achieving order intake in 2003 of SEK19.6bn (£1.5bn). This stems from the development of advanced integrated systems for the Swedish market whilst at the same time increasing the proportion of export activity in the business; export orders now account for 65% of the order book.

Included in this order intake is the contract for the proximity fuse for the first Meteor order (SEK1.4bn (£0.1bn)) and a full business agreement to supply the mid and outer fixed leading edge on the A380 wing.

Gripen International

During 2003, the Hungarian government extended the proposed lease of Gripen fighters from the Swedish government to 14 aircraft. Modification of the aircraft to achieve full NATO inter-operability is expected to involve work worth more than £150m to Saab. In addition, the Czech Republic has opened negotiations with the Swedish government for the lease of 14 Gripen aircraft over 10 years and with Gripen International for a related industrial offset package.

The development of the Gripen aircraft to fulfil the order for South Africa is on track for first deliveries in 2007. Key prospects for the aircraft include the current tender for new fighter aircraft for the Brazilian Air Force.

Atlas Elektronik

Atlas Elektronik had a good year, delivering a strong profit and cash performance, whilst undergoing key changes to the business following its separation from STN Atlas. The company's good performance in 2003 maintains the steady recovery seen since 1999.

In December 2003, Atlas Elektronik's new generation heavyweight torpedo, DM2A4, successfully completed its in-water test firing ahead of contract award for series production.

Atlas Elektronik also cleared key acceptance testing on its ISUS 90 submarine system for the Turkish, Greek and South African navies during the course of 2003.

In addition to its core combat systems business, Atlas Elektronik has been successful in exporting technology to adjacent military and commercial maritime markets; notable examples include worldwide sales of its Vessel Traffic Services systems and its hydrographic systems.

Avionics

	2003	2002
Order book[1]	**£2.3bn**	£2.5bn
Sales	**£1.1bn**	£1.1bn
Profit[2]	**£12m**	£66m
Cash (outflow)/inflow[3]	**£(28)m**	£83m
Number of employees[4]	9,400	10,000

The Avionics business group designs and develops electronic systems for military, air, sea and land platforms. The businesses within this reporting sector comprise five areas of activity: sensor systems; electronic warfare; inertial systems; avionic systems; and communications.

In 2003, the Avionics business group made a profit[2] of £12m (2002 £66m) on sales of £1,127m (2002 £1,085m). The business had an operating cash outflow[3] of £28m (2002 inflow £83m).

Avionics group results in 2003 were adversely impacted by rationalisation costs of £30m, which mainly addressed the reduced throughput in its inertial systems activities for the automotive industry.

Avionics is a major supplier of systems to the four partner nations on the Typhoon programme. These include two principal sub-systems, the Captor multi-mode radar and the Defensive Aids Sub-System (DASS). Deliveries of Captor radar systems were evenly spread across the year but there was a lower than planned build up of DASS equipment deliveries in the second half of 2003, with consequential impact on sales and profit.

Investment continued in the sensor systems business at Basildon and Edinburgh in the UK, resulting in the creation of world class centres of excellence in radar and electro-optical technologies. Amongst their successes was the receipt of the contract from Lockheed Martin for the laser system for the Electro-Optical Targeting System for the JSF. This award highlights the position of the Edinburgh facility as a world leading laser designer and supplier to the international market.

The electronic warfare business within Avionics is also a major supplier of equipment for helicopter programmes. The Helicopter Integrated Defensive Aids System (HIDAS) was specified by the Kuwaiti and Greek governments for their Apache helicopters, establishing HIDAS as the system of choice for international customers of the Boeing AH-64 Apache Longbow attack helicopter.

In addition to such new platform programmes, Avionics is pursuing significant market opportunities to upgrade other helicopter platforms. Most notably, such opportunities exist where central European and emerging NATO countries look to bring equipment to NATO compliant standards.

During 2003, the DLH (Siren) shipborne decoy system and HALO artillery locating system were accepted into service by the MoD. Both systems are now generating interest in the export market.

The Australian part of the group was selected early in 2003 by the Australian government for the Advanced SATCOM Terrestrial Infrastructure System. This reinforces its position as the leading domiciled C3I[5] business in Australia. Other Australian successes include the customer acceptance into service of JORN (an over-the-horizon radar) and WAPS (an integrated communications suite for the Western Australian Police Service).

The avionic systems business is a leading supplier of controls, display systems and mission computers for military and commercial aircraft. Aircraft supplied include JSF, Typhoon, Tornado, Hawk, F-16, both Boeing and Airbus commercial airliners, and EH101 and Lynx helicopters.

The Avionics group's award winning helmet mounted displays technology supports a range of aircraft including Typhoon, Gripen and JSF as well as helicopters such as the Eurocopter Tiger and WAH-64.

The outlook for Avionics remains good, with many state of the art technologies coming to the market in targeting systems, control and display systems, land vehicle vision systems, and electronic warfare and countermeasures. All of these represent key technologies for the future battlespace and emerging requirements for homeland defence.

Sales growth is expected in 2004 when compared with 2003 and margins are anticipated to make a progressive recovery. Sales and, hence, margins will be biased towards the second half.

1 including share of joint ventures' order books and before the elimination of intra-group orders
2 before interest, goodwill amortisation and impairment and exceptional items (statutory presentation is shown on page 19)
3 net cash (outflow)/inflow from operating activities after capital expenditure (net) and financial investment and dividends from joint ventures
4 includes share of joint venture employees
5 Command, Control, Communications and Intelligence

North America

	2003	2002
Order book[1]	**£2.4bn**	£2.3bn
Sales	**£2.7bn**	£2.6bn
Profit[2]	**£232m**	£247m
Cash inflow[3]	**£162m**	£213m
Number of employees	**23,150**	21,600

Figures above in underlying US dollars:

	2003	2002
Order book[1]	**$4.2bn**	$3.7bn
Sales	**$4.4bn**	$3.9bn
Profit[2]	**$379m**	$371m
Cash inflow[3]	**$264m**	$320m

The North America business group designs, develops, integrates, manufactures and supports a wide range of advanced aerospace products and intelligent electronic systems, for government and commercial customers.

2003 was another successful year for the North America business as it continued to grow and expand its core leadership positions in aerospace and defence electronics, C4ISR, and technical services.

The business produced good, sustainable growth in the US which continues to be the engine of the global defence market. The two acquisitions made early in the year, APTI and MEVATEC, also performed well. Strong programme performance enabled the business to produce year on year sales growth at constant exchange rates of 12% (11% growth at constant rates before acquisitions) with 9% return on sales. In sterling terms, sales and profits were reduced by the translation effect of the weakening dollar by £237m and £21m respectively.

BAE Systems is a major supplier of electronic systems for the JSF. BAE Systems participation on the programme in North America includes the integrated electronic combat/electronic warfare suite and the vehicle management computer, and elements of the communications, navigation and identification suite systems. In 2003, the JSF electronic warfare system development and demonstration programme successfully completed its preliminary design review, met or exceeded technical and programme allocation requirements, and delivered the first sets of contractual aperture hardware.

For its contribution to the JSF programme, which included design refinements leading to significant savings, the business earned its fourth consecutive 'Best in Class' award fee from Lockheed Martin. In 2004, the company will build on its 2003 accomplishments by completing system critical design reviews, delivering electronic hardware to the integration laboratory and beginning countermeasure development testing.

BAE Systems North America's growing capability in C4ISR and tactical communications is exemplified by its selection in 2003 to develop the integrated air and ground communications suite for the transformational Future Combat System (FCS), the US Army's largest acquisition programme. The company's development of the Wolfpack networked sensor and communications system for the Defense Advanced Research Projects Agency offers the potential to revolutionise electronic warfare and illustrates BAE Systems domain expertise in communications, sensor and jamming technology.

BAE Systems North America is developing a strong position as a C4ISR systems and sub-systems integrator focused on solving the growing challenges in command and control, time-critical-targeting, precision engagement, and battlefield management. In 2003, the business was down-selected in partnership with General Dynamics to compete for the Warfighter Information Network-Tactical (WIN-T), and also delivered several key programme wins in geospatial imagery and systems integration. This is after the 2002 Joint Tactical Radio System (JTRS) and Adaptive Joint C4ISR Node (AJCN) wins.

Already recognised as a worldwide leader in electronic warfare and electronic attack, BAE Systems North America captured the systems integrator role for the USAF Compass Call programme. BAE Systems has delivered more infra-red countermeasures than any other company in the world and is now working with the US Department of Homeland Security to leverage its expertise to develop systems for protecting commercial aircraft from the growing threat from shoulder-launched anti-aircraft missiles.

The newly formed platform solutions sector, which focuses the company's capabilities in flight and engine controls, power-management technology, avionics, and inertial products, achieved several significant milestones in 2003. These included new contracts for avionics and flight control components on the USAF C-17 and flight control systems for the first flights of the BA 609 Tiltrotor and Embraer AL-X aircraft. In addition, the business was selected as Sikorsky's preferred supplier of fly-by-wire flight controls, including sub-systems for the S-92 and H-92 helicopters.

In the technology services arena, BAE Systems remains one of the largest suppliers of technical services and solutions to the US Navy. In 2003, the group won follow-on contracts to manage the Holston Army ammunition plant for an additional five years, and to continue to provide management and financial services for the Federal Aviation Administration. In addition, the group maintains a range of systems engineering and technical assistance support contracts across all branches of the US military and several government agencies. The acquisition of MEVATEC extended the group's reach into missile defence.

In 2003, the mission solutions and integrated systems divisions earned the Level 5 Capability Maturity Model Integration (CMMI) rating by the Software Engineering Institute (SEI). Level 5 is the highest SEI rating, indicating that the two business units are operating at the 'optimising level' in their systems and software development processes, an achievement matched by fewer than 20 companies worldwide. With this recognition, more than 60% of BAE Systems North America's software engineers are now operating at levels 4 and 5, a significant differentiator in the aerospace and defence industry.

BAE Systems North America targets organic growth of 10% with margins staying around the current level. The business has historically converted much of its operating profit into cash and this is expected to continue.

Commercial Aerospace

	2003	2002
Order book[1]	**£21.4bn**	£18.7bn
Sales	**£2.9bn**	£2.8bn
Profit[2]	**£204m**	£195m
Cash outflow[3]	**£(143)m**	£(396)m
Number of employees[4]	**12,150**	12,500

The Commercial Aerospace business group principally comprises BAE Systems 20% interest in Airbus. Other activities include subcontract manufacture of aerostructures components and assemblies, and the regional aircraft asset management business and associated support activities.

Overview
The Commercial Aerospace business group made a profit[2] of £204m (2002 £195m) on sales of £2,924m (2002 £2,773m). Airbus contributed a profit[2] of £211m (2002 £201m) on sales of £2,683m (2002 £2,491m). This was after charging £252m of development costs (2002 £211m), of which £150m (2002 £103m) related to the A380 programme. In sterling terms, sales and profit of Airbus benefited by the translation effect of a strengthening Euro by £246m and £19m respectively.

The operating cash outflow[3] of £143m (2002 outflow £396m) includes £203m outflow in regional aircraft, mainly relating to prior year provision utilisation, offset by a strong cash performance in Airbus. The performance at Airbus reflects a lower than anticipated impact from manufacturer's sales finance for airline customers.

Airbus
Airbus enjoyed a successful year despite a commercial aerospace market adversely impacted by the Iraq conflict and the SARS virus. Against this backdrop, it secured net orders for 254 commercial aircraft in addition to securing the strategically important A400M military transport aircraft order for 180 aircraft. This market performance favourably compares with the 233 aircraft orders secured in 2002, particularly given the commercial aircraft market conditions.

For the first time, Airbus achieved more than 50% of the worldwide deliveries of large commercial jet aircraft, underlining the strength of the business and its product portfolio. Airbus achieved 305 commercial aircraft deliveries during 2003, in line with the previous year's performance.

The A380 development programme progressed to plan with strong market demand. All of the 11 customers who made initial commitments for the A380 have now signed firm purchase contracts, with Emirates, Malaysian Airlines, Korean Air and Qatar Airways all signing firm contracts during 2003. The firm order book for A380 stood at 129 at the end of 2003.

2004 is expected to be a difficult year with the commercial aircraft market likely to remain depressed. The performance of Airbus in 2004 is expected to reflect a slightly lower value mix of deliveries and the results will be impacted by a reduced benefit from hedge book fair value provisions. The prospects for Airbus in the medium-term remain bright.

Aerostructures
BAE Systems aerostructures business performance in 2003 reflected the backdrop of the difficult trading conditions in the commercial aircraft market. A loss was reported in 2003 as product development on the A380 programme was expensed.

Regional Aircraft
During 2003, the regional aircraft business finalised its transition to a customer support and services operation.

1 including share of joint ventures' order books and before the elimination of intra-group orders
2 before interest, goodwill amortisation and impairment and exceptional items (statutory presentation is shown on page 19)
3 net cash inflow/(outflow) from operating activities after capital expenditure (net) and financial investment and dividends from joint ventures
4 includes share of joint venture employees

HQ and other businesses

	2003	2002
Order book[1]	**£1.1bn**	£1.1bn
Sales	**£0.3bn**	£0.3bn
Profit/(loss)[2]	**–**	£(18)m
Cash inflow/(outflow)[3]	**£14m**	£(92)m
Number of employees[4]	**4,000**	4,500

HQ and other businesses comprises the company's head office functions together with property services, RO Defence and prime contract management for the UK Future Carrier.

Overview
HQ and other businesses broke-even[2] in 2003 (2002 loss £18m) on sales of £316m (2002 £345m). The business group generated an operating cash inflow[3] of £14m (2002 outflow £92m).

Central head office costs were offset by a positive operating performance from RO Defence.

Future Carrier
At the beginning of 2003, the UK government announced the selection of a three-way alliance between BAE Systems, as preferred prime contractor, Thales UK and the MoD to build the Royal Navy's two new aircraft carriers. In March, BAE Systems and Thales signed an interim alliance agreement, which outlined the way forward for stage 3 of the assessment phase.

Work continues to balance the cost, capability and programme delivery requirements of the Carrier design prior to an anticipated contract award.

RO Defence
RO Defence had a successful year. The business saw its order book grow, with a continued strong order intake in its ammunitions supply activities and contract wins such as that for low rate production from the US Department of Defense for its BROACH warhead system, to be fitted to the US Navy's Joint Standoff Weapon (JSOW-C).

The M-777 lightweight howitzer programme for the US Marine Corps and US Army met all its milestones in 2003 with first production equipment on schedule for delivery in early 2004. The Terrier next generation air-transportable armoured combat engineering vehicle programme for the UK MoD also achieved all milestones in 2003.

Summarised financial review

Profit before interest[2] reduced to £980m from £1,002m in 2002, on sales of £12,572m (2002 £12,145m). Earnings per share[2] for 2003 were down by 4% to 16.6p compared to 2002.

On a reported basis, the loss per share, after preference dividends, was 0.5p compared with a loss per share of 23.2p in 2002. This was due to a lower goodwill amortisation and impairment charge of £518m compared with £615m (including impairment on joint ventures of £117m) in 2002 and a significantly reduced level of exceptional items of £9m compared with £797m in 2002.

On translation the strength of the Euro more than offset the weakening dollar and reported sales and profit increased by £165m and £4m respectively.

Interest
The net interest charge increased to £220m from £206m in 2002. This reflected lower net interest payable on loans, overdrafts and financial instruments of £122m (2002 £155m) due to lower gross borrowings when compared with 2002 and net present value adjustments on aircraft lease provisions of £41m (2002 £39m) and other net present value adjustments of £7m (2002 £nil). There was also a charge of £24m (2002 £nil) relating to an adjustment to aircraft financing liabilities due to changes in the expected timing of receipts and payments. Share of net interest of joint ventures was £26m (2002 £12m). Interest was covered 4.5 times by earnings[2] (2002 4.9 times).

Taxation
The group's underlying tax rate for the year was 30% (2002 31%) and is expected to remain the same in the medium-term.

Dividend
The Board is recommending a final dividend of 5.5p per share (2002 5.5p), bringing the total dividend for the year to 9.2p (2002 9.2p). At this level the annual dividend is covered 1.8 times by earnings[2] (2002 1.9 times). The dividend policy is to maintain the dividend in line with earnings with a long-term objective of dividend cover above 2 times.

Cash flows
Operating cash inflow was £836m (2002 £136m). Capital expenditure and financial investment was £248m (2002 £183m). The increase was primarily due to the investment of £74m in Alvis plc, representing a 29% interest.

Operating business cash inflow[3] was £625m compared with £31m in 2002. Cash flow improvements were achieved at Programmes as customer stage payments mitigated an outflow on Nimrod and capital expenditure on the JSF programme and also at CS&S due to the benefit of the high oil price during 2003. Commercial Aerospace included an outflow on the regional aircraft recourse provision, partially offset by a strong cash performance in Airbus compared with 2002 despite product development and capital expenditure on the A380 programme. North America cash flow was strong with some increase in working capital. Avionics cash outflows were mainly caused by rationalisation costs and capital expenditure on the new EW facility.

Free cash inflow, after interest and preference dividends and taxation, was £562m compared with an outflow of £229m in 2002, from which equity dividends of £281m are paid.

Cash outflow on acquisitions of £62m relates primarily to the purchase of APTI and MEVATEC during 2003.

There was a benefit to net debt of £121m as Vodafone shares, underlying the Exchange Property, were revalued to market value at 31 December 2003. Foreign currency translation of £72m primarily comprises the benefit of translating US dollar denominated debt at the closing rate of £1/$1.786.

At the end of the year the net debt was £870m (2002 £1,298m).

FRS 17
The group has continued to account for retirement benefits under SSAP 24. The pension charge for the year on UK and US defined benefit schemes, excluding the group's share of pension costs charged by joint venture companies, on a SSAP 24 basis was £127m (2002 £118m). FRS 17 requires the group to calculate its net pension liabilities, valuing assets and liabilities at a point in time rather than matching expectations of assets and liabilities over time. The deficit on UK and US pension schemes calculated on an FRS 17 basis was £2.1bn after tax (2002 £2.2bn after tax). Investment returns, better than expected by £827m, were partially offset by an increase in liabilities due to a reduction in the discount rate during the year.

Full adoption of FRS 17 would have resulted in an additional charge to operating profit of £45m (2002 £58m) when compared with the pension charge on a SSAP 24 basis, and reserves would have been reduced by £2.4bn (2002 £2.4bn).

The FRS 17 assessment has no impact on short-term cash contributions to the pension schemes. The group's pension funding requirements are derived from separate independent actuarial valuations. In order to help mitigate future pension cost increases, the company has introduced changes to its main UK and US pension schemes. These changes include an agreement to increase employees' contributions to the main scheme in the UK and to establish employee contributions for much of the US workforce. In addition, the company has made a prepayment of $60m to its US scheme in December 2003.

Accounting policy changes
The group has adopted the requirements of Urgent Issues Task Force Abstract 38 - Accounting for ESOP trusts. This has resulted in the reclassification of own shares held as a deduction from shareholders' funds and the restatement of comparative figures, resulting in a reduction of net assets at 31 December 2003 of £9m (2002 £11m). The addition of an application note to FRS 5 on revenue recognition has not impacted the results for the year, and no adjustment to the recognition of revenue and profit has been necessary.

International Accounting Standards
The group is currently undertaking a review of the impact of the change to International Accounting Standards which all publicly listed companies in the EU are required to adopt from 2005. There is still uncertainty as to the final standards which will be applicable at transition but these are expected to be confirmed by 31 March 2004. The current plans indicate that the group is well placed to comply with International Accounting Standards in line with the requirements.

Corporate social responsibility

Managing our corporate responsibilities for the benefit of all our stakeholders remains core to the ongoing operation of BAE Systems.

In 2003, we continued our programme of socially responsible engagement and communication across all areas of our corporate social responsibility (CSR) agenda; marketplace, workplace, community and environment.

A full report on our CSR activities during 2003 will be available from May 2004 on the company's website at www.baesystems.com.

During 2003, we became the first defence company to be included in the Dow Jones Sustainability Index (DJSI). The DJSI is the most widely recognised index of sustainable industries and our inclusion reflects the progress we have made in communicating the level of corporate governance and responsible practices to which we adhere.

We also participated in the first Corporate Responsibility Index launched by Business in the Community in the UK in 2003. More than 160 of the FTSE 250 companies participated and we were ranked in the 2nd quintile, which we consider to be a fair reflection of the progress we have made and the improvements we still need to make.

BAE Systems recognises the importance of transparency in all its activities and encourages employees to feedback or raise concerns. Our ethics hotline is now fully established in both the UK and US. The nature of the calls received primarily related to human resources and grievance procedures.

Education

We recognise that our responsibilities extend externally as well as internally. Our education strategy involves our employees and sites both at local and national level across the world:

- in Australia, BAE Systems was the major sponsor of South Australia's Engineering Week which encourages and inspires young people to get involved in the field of engineering;
- in North America, BAE Systems supports FIRST: For Inspiration and Recognition of Science and Technology. The goal of FIRST is continually to interest and excite new generations of students about science and technology;
- in the UK our Schools Network programme has over 1,500 schools across the country registered with it. This gives schools access to engineering and science projects in which they can take part. We also play an active role in the UK government's Specialist Schools programme.

Our chief executive, Mike Turner, is part of the UK National Modern Apprenticeship Task Force, which is a key strand of the government's strategy to build the skills base in this country. As an employer of over 1,000 apprentices in the UK alone, BAE Systems is fully committed to the creation of opportunities and delivery of training. We were delighted that one of our apprentices in Lancashire, Grace Johnstone, was recently recognised as the UK's Young Woman Engineer of the Year.

Recognition

Our Chairman's Award scheme recognises people whose ideas, actions and behaviours make BAE Systems a better, more competitive company and help us to live up to our values. Over 3,000 nominations were received into the scheme this year.

The Chairman's Community Award was presented to Paul Dugan who identified a need within the Saudi capital's English-speaking schools – namely that there was no provision for children with special needs. He developed a self-financing business plan, obtained authority from the Saudi government and then founded the Riyadh Multinational school, which provides learning assistance for special needs students.

Health and safety

Our statistics show that through increased awareness training and focus on specific issues, our performance in this area continues to improve, to the benefit of all. In recognition of our ongoing commitment to safety improvements, our main explosives filling site at Glascoed in Wales was awarded the ROSPA Gold Award for Health and Safety for the fourth consecutive year.

Our information and electronic warfare systems division received the American College of Occupational and Environmental Medicine's (ACOEM) 2003 Corporate Health Achievement Award. The award recognises achievements focusing on employee health, safety and environmental management, particularly innovative health and safety programmes.

Environment

As the geographical spread of our business increases, it is ever more important that we are cognisant of the surrounding environment and the potential impact our operations may have. We continued to pursue our aim to have all of our major manufacturing sites accredited to the international environmental management standard, ISO 14001, and only Barrow in the UK has yet to achieve this.

Recognising our contribution to global issues such as emissions of greenhouse gases (in particular carbon dioxide associated with energy usage) we have continued to focus on this through 2003. An overall reduction of 20%, compared with 2002, in carbon dioxide equivalents across our worldwide operations was achieved.

BAE Systems in the Community

Charity Challenge is a programme which covers all employee-driven charitable activity across BAE Systems. In 2003, Charity Challenge raised £5.7million and reported 3,500 volunteer days for charities worldwide.

Board of directors

Chairman

Sir Richard Evans CBE
(appointed 1987)*
Chairman
Assumed his current position on 1 May 1998. He joined the company in 1969 and has held a number of senior positions in the group. He is also non-executive chairman of United Utilities plc.
Age 61

Executive directors

Mike Turner CBE
(appointed 1994)
Chief executive
Appointed chief executive in 2002, having been a chief operating officer since 1999. He is a member of the shareholder committee of Airbus SAS having formerly been a member of the Airbus Industrie GIE Supervisory Board. He is a non-executive director of Babcock International Group Plc.
Age 55

Chris Geoghegan
(appointed 2002)
Chief operating officer
Appointed to the Board in 2002 as a chief operating officer. He was formerly responsible for the group's Airbus operations and in 2000 was appointed group managing director of the Avionics business. He is a council member of the Society of British Aerospace Companies.
Age 49

Michael Lester
(appointed 1999)
Group legal director
Appointed a member of the Board following the BAe/MES merger. Prior to the merger he was a director and vice chairman of The General Electric Company, p.l.c. He is a non-executive director of Premier Farnell plc.
Age 63

Steve Mogford
(appointed 2000)
Chief operating officer
Appointed to the Board in 2000 as a chief operating officer, he has held a number of senior positions within the company including responsibility for the group's military aircraft operations. He is a member of the board of the British Quality Foundation.
Age 47

Mark Ronald CBE
(appointed 2002)
Chief operating officer
Appointed to the Board in 2002 as a chief operating officer. Formerly head of GEC's North American defence business, in 1999 he was appointed President and CEO of BAE Systems North America. He is a member of the board of governors of the Electronic Industries Association and the board and executive committee of the Aerospace Industries Association.
Age 62

George Rose
(appointed 1998)
Group finance director
Appointed group finance director in 1998 and is a member of the shareholder committee of Airbus SAS. Prior to joining the company in 1992, he held senior positions in the Rover Group and Leyland DAF. He is a non-executive director of Saab AB and National Grid Transco plc, and a member of the Financial Reporting Review Panel.
Age 51

Non-executive directors

Professor Sue Birley
(appointed 2000)†*+
Formerly Professor of Entrepreneurship at Imperial College, University of London, and has held a number of academic positions at INSEAD, London Business School and Cranfield Institute of Technology. She was formerly a non-executive director of National Westminster Bank plc. Professor Birley chairs the Board's Remuneration Committee.
Age 60

Dr Ulrich Cartellieri
(appointed 1999)*+
A member of the Supervisory Board of Deutsche Bank AG and a director of Robert Bosch GmbH.
Age 66

Michael Hartnall
(appointed 2003)†
Formerly finance director of Rexam plc. He is also a non-executive director of Lonmin plc and Elementis plc. Mr Hartnall chairs the Board's Audit Committee.
Age 61

Rt Hon Lord Hesketh KBE
(appointed 1994)*
Non-executive deputy chairman of Babcock International Group Plc. A former Government Chief Whip in the House of Lords and a Privy Councillor.
Age 53

Sir Peter Mason KBE
(appointed 2003)*+
Chief executive of AMEC plc. Prior to joining AMEC plc in 1996, he served as an executive director of BICC plc, chairman and chief executive of Balfour Beatty Ltd and chief executive of Norwest Holst Group PLC. He is also a board member of UK Trade and Investment. Sir Peter Mason chairs the Board's Nominations Committee, and has been nominated the Board's senior independent director.
Age 57

Rt Hon Michael Portillo MP
(appointed 2002)†*
A cabinet minister in the 1990s, Michael Portillo was successively Chief Secretary to the Treasury, Secretary of State for Employment, and Secretary of State for Defence. He entered Parliament in 1984, was admitted to the Privy Council in 1992 and now represents the Parliamentary constituency of Kensington and Chelsea.
Age 50

Paolo Scaroni
(appointed 2000)†
Chief executive of Enel SpA. He is a non-executive director of Alliance Unichem plc and a member of the Supervisory Board of ABN Amro Bank NV. Formerly chief executive and deputy chairman of Pilkington plc and a non-executive director of Burmah Castrol plc.
Age 57

† member of the Audit Committee
* member of the Nominations Committee
\+ member of the Remuneration Committee

Summarised directors' report

BAE Systems is a company engaged in the development, delivery and support of advanced defence and aerospace systems in the air, on land, at sea and in space.

A review of the principal business activities of the company including performance during the past year, together with details of significant events arising since the end of the year and likely developments in the future, is included on pages 3 to 13.

The names of the current directors of the company are set out on this page. Their remuneration for the year is set out on page 16.

Sir Peter Mason and Michael Hartnall were appointed as directors of the company on 22 January 2003 and 10 June 2003 respectively. Sir Charles Masefield retired from the Board on 28 February 2003. Sir Robin Biggam and Keith Brown retired from the Board on 29 April 2003. Paolo Scaroni will be retiring from the Board at the conclusion of this year's Annual General Meeting.

The auditors have reported on the full annual accounts, their report was unqualified and did not contain statements under section 237 (2) or (3) of the Companies Act 1985.

Office of Fair Trading undertakings
As a consequence of the merger between BAe and MES in 1999, the company is required to comply with certain undertakings given to the Secretary of State for Trade and Industry. Compliance with the undertakings is monitored by an independent compliance officer. Further information regarding the undertakings and the contact details of the compliance officer may be obtained through the company secretary at the company's registered office.

Results and dividends
The profit after taxation and minority interests was £6m (2002 loss £686m). The directors propose a final dividend of 5.5p per ordinary share (2002 5.5p), amounting to £168m (2002 £168m), which, together with the interim dividend, amounts to a total annual dividend of 9.2p per ordinary share (2002 9.2p), at a total cost of £281m (2002 £281m). After deducting £21m (2002 £21m), which represents the total for the preference share dividend, the total retained loss for the year is £296m (2002 loss £988m).

Annual General Meeting
The Annual General Meeting of the company will be held on 5 May 2004. The Notice of Annual General Meeting is enclosed with this annual review and details of the resolutions to be proposed at the meeting. These include special resolutions amending the company's Articles of Association so as to allow the company to hold shares in the form of treasury shares and for the disapplication of pre-emption rights pursuant to section 89 of the Companies Act 1985.

Summarised remuneration report

The Remuneration Committee
The Board has delegated to the Remuneration Committee (the Committee) responsibility for remuneration policy and specific packages for the executive directors. Prior to 29 April 2003 remuneration matters were dealt with by the Nominations and Compensation Committee.

Remuneration policy
The Committee's executive remuneration policy continues to be to set basic salaries at median competitive levels whilst seeking to reward upper quartile performance with potential upper quartile remuneration. The Committee intends to continue with this policy in 2004 and subsequent years, subject to ongoing review as appropriate, and to make amendments to remuneration, as appropriate, to maintain this position.

Review of long-term incentive arrangements
In 2003, and assisted by New Bridge Street Consultants LLP, the Committee undertook a detailed review of the competitiveness of the existing long-term incentive arrangements and recent developments in remuneration practice. After extensive consultation with the company's principal shareholders and institutional investor bodies, the review concluded that the company should operate both the Executive Share Option Plan and the Performance Share Plan for executive directors within the following framework, bringing the level of awards into line with similar plans operated by other FTSE 100 companies:

- options granted under the Executive Share Option Plan to be set at a maximum of 1.5 x salary (under the existing scheme rules the maximum grant is 3 x salary). Vesting of options is subject to the achievement of real earnings per share (EPS) growth targets over a three-year performance period. For grants made in 2004, where the original performance criteria are not met, one re-test only will be permitted at the end of year five against the full period since grant;

- awards under the Performance Share Plan to be set at 1 x salary. The median level of vesting for the 2003 and 2004 awards will be 25% of the shares under award if the company's total shareholder return (TSR) performance (share price growth plus dividends) over a three-year performance period is in the top 50% of the TSR comparator group, with 100% of the shares under award being released if the TSR is in the top 20%. Intermediate positions will be calculated on a straight line pro-rata basis. Vesting will also be subject to the Committee being satisfied that there has been a sustained improvement in underlying financial performance. The TSR comparator group has been changed from the constituents of the FTSE 100 Index to a list of 18 other major defence and aerospace companies operating in the international arena as a more appropriate measure of TSR performance.

In determining the performance criteria, the Committee took the view that EPS is a key indicator of long-term financial performance and value creation and that TSR is an indication of earnings and capital growth relative to the industry-specific comparator group.

Elements of remuneration
Remuneration of executive directors consists typically of basic salary, a bonus based on annual performance, participation in employee share schemes and retirement benefits.

- Basic salary: basic salaries are set at median levels of a comparable group of companies and are reviewed on an annual basis.

- Bonus scheme: the executive directors (with the exception of Sir Richard Evans) participate in a bonus scheme that rewards those individuals if targets agreed by the Committee for EPS, profit before interest and tax (PBIT), cash performance and certain non-financial targets are met. The Committee believes that EPS, cash targets and PBIT are key indicators of long-term financial performance and value creation.

- Employee share plans: parameters for grants of options and awards under the Executive Share Option Plan and the Performance Share Plan are detailed above. Executive directors who participate in the annual bonus scheme may be given the option of taking any net cash bonus paid partly or wholly in shares through the Restricted Share Plan for which a matching award of shares is made after three years providing the individual remained in the company's employment at the vesting date. The matching award is not subject to performance criteria as the scheme is designed to retain key staff and encourage them to invest the cash bonuses they have earned under the bonus scheme which was

Directors' remuneration

All figures £'000	Executive directors								Non-executive directors								
	Sir Richard Evans	C V Geoghegan†	M Lester	Sir Charles Masefield**	S L Mogford†	M H Ronald†+	G W Rose†+	M J Turner†	Sir Robin Biggam**	Professor S Birley	K C Brown**	Dr U Cartellieri	M J Hartnall*	Lord Hesketh	Sir Peter Mason*	M Portillo	P Scaroni
2003																	
Basic salary	400	403	502	72	403	451	448	675	-	-	-	-	-	-	-	-	-
Fees	-	-	-	-	-	-	-	-	13	44	13	36	36	36	42	36	34
Bonus	-	198	231	-	169	388	188	491	-	-	-	-	-	-	-	-	-
Benefits	16	20	16	3	19	36	16	62	-	-	-	-	-	-	-	-	-
Total	**416**	**621**	**749**	**75**	**591**	**875**	**652**	**1,228**	**13**	**44**	**13**	**36**	**36**	**36**	**42**	**36**	**34**

* appointed during the year ** retired during the year
All emoluments and compensation paid to the directors during the year are shown above. Where the individual was appointed during the year the amount shown is for the period from appointment.
† accruing retirement benefits under defined benefit schemes at 31 December 2003
\+ accruing benefits under money purchase arrangements at 31 December 2003
The aggregate amount of directors' emoluments in 2003 was £5,496,370. The aggregate amount of unrealised gains made by directors on share options was £62,751 and the aggregate net value of assets received by directors from long-term incentive plans was £217,745. The aggregate amount of company contributions paid in respect of money purchase retirement benefits for directors was £1,239,042 being: (i) a payment of £1,345 to Mark Ronald's 401(k) plan; and (ii) a payment of £1,237,697 to George Rose's FURBS arrangement (comprising, approximately, a normal contribution of £331,000, plus payments of £735,000 and £172,000 to deal with a change in actuarial basis and investment under-performance respectively).

Summarised corporate governance report

Performance graph

Total shareholder return



Source: Datastream
140
120
100
80
60
40
20
0
Value (£)
FTSE 100 Index
BAE SYSTEMS plc
1998
1999
2000
2001
2002
2003
end 31 December

This graph shows the value, by 31 December 2003, of £100 invested in BAE Systems on 31 December 1998 compared with the value of £100 invested in the FTSE 100 Index. The other points plotted are the values at intervening financial year ends.

The graph above shows the total shareholder return for a holding in the company's ordinary shares for the period 1998 – 2003 relative to a holding of shares representing the FTSE 100.

itself based on performance criteria. The UK-based executive directors are also entitled to participate in the company's Save-As-You-Earn Share Option Scheme.

- Retirement benefits: the executive directors of the company are members of group pension schemes and pay contributions at the same rate as all other employees participating in the schemes (except where they have already reached normal retirement age).

Service contracts

It is the Committee's policy that executive directors should normally have service contracts that provide for the company to give the individual 12 months' notice of termination. This policy has been chosen because it provides a reasonable balance between the need to retain the services of key individuals and the need to limit the liabilities of the company in the event of the termination of a contract. Sir Richard Evans has a contract requiring him to work three days a week in his capacity as chairman; this contract can be terminated by either party giving six months' notice. Mark Ronald, who has a one-year rolling contract, is entitled inter alia to compensation of a lump sum equal to one year's salary if the contract is not renewed at the end of its term.

Non-executive directors do not have service contracts but do have letters of appointment detailing the basis of their appointment which is typically for two consecutive three-year terms. The level of their fees is set after reviewing practice in other comparable companies and takes into account their workload and responsibilities. Fees payable to non-executive directors are agreed by the Board; the non-executive directors themselves do not participate in Board discussions or vote on matters concerning their fees.

The Board and its Committees

The Board of BAE Systems is responsible for the leadership of the company. It has set a vision, values and standards for BAE Systems that have been communicated across the company and guide the work undertaken by everyone in BAE Systems. All employees have been provided with details of the standards of behaviour and key policies that must be complied with. The areas covered include business ethics, business planning, risk management, internal control and personal behaviour.

The Board has agreed a schedule of matters which are reserved for its decision. This schedule includes:

- approving the group strategy and business plan;
- ensuring that the company has proper reporting and internal control systems;
- approving changes to the company's capital structure;
- approving major changes to risk management policies, treasury policies and the group pension schemes; and
- approving contract bids and tenders, and the acquisition and disposal of assets, above certain limits.

The Board has three standing committees, the Audit Committee, the Nominations Committee and the Remuneration Committee. Membership of the Committees is shown on page 15 of this review. Copies of the terms of reference for these Committees are available on the company's website or from the company secretary at the address shown on page 22.

All of the members of the Audit and the Remuneration committees are independent non-executive directors. The Board has appointed Sir Peter Mason as the senior independent director and he is also chairman of the Nominations Committee. During the year this committee initiated the search for a successor to the present chairman. This has involved a detailed process of identifying the skills and experience that the ideal candidate for this position requires as well as the amount of time the individual will need to devote to this role. It is anticipated that the search for Sir Richard Evans' successor will be concluded shortly.

The chairman is responsible for the effective working of the Board and the chief executive is responsible for all operational matters. The Board has delegated normal operational management of the company to the executive directors and other senior managers.

The Board has formally delegated certain authorities within the company. These recognise that the terms on which the company accepts complex long-term contracts is critical to the performance of the company. Therefore, the Board has determined that all contract bids and tenders above a certain limit must be approved by it and, given the different risk profiles of the various stages of a long-term design and build contract, has set guidelines on the nature of the contracting arrangements that it is willing to approve.

Combined Code on Corporate Governance

The Combined Code was revised in 2003 and the company is well placed in relation to this revised code on which it will report formally in 2004. The company was compliant with the provisions of section 1 of the original Combined Code throughout 2003.

Internal control

The overall responsibility for the system of internal control within BAE Systems rests with the directors of the company. Responsibility for establishing and operating detailed control procedures lies with the managing director of each operating business.

The directors have completed a formal review of the effectiveness of the company's internal controls. In order to assist the Board in this review, an Operational Assurance Statement (OAS) is produced by each part of the businesses. It is signed off by the relevant managing director to confirm compliance with key policies and procedures, including operational and financial controls and risk management processes. The OAS is completed every half year and includes a formal assessment of business risk.

As with any system of internal control, mandated policies and procedures are designed to manage, rather than eliminate, the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

Auditors

The Audit Committee has formally reviewed whether there are factors that may prejudice the independence of the auditors. As part of this review the Committee recognised that, in addition to the statutory audit work they undertake, there will be work of a non-audit nature that is best undertaken by the auditors. It is believed that, provided suitable controls are in place, undertaking this work does not compromise the auditors. The Audit Committee has agreed such safeguards.

The company has adopted a programme of undertaking a major review of the company's auditors every three years and in the years in between undertaking a review to monitor their performance. A review was undertaken recently by the Audit Committee and on the basis of this it recommended to the Board that they support the re-election of KPMG Audit Plc as the company's auditors. This was supported by the Board and a resolution to this effect will be put to shareholders at the AGM.

Auditors' statement

KPMG Audit Plc

Statement of the independent auditors to the members of BAE SYSTEMS plc pursuant to section 251 of the Companies Act 1985

We have examined the summary financial statement set out on pages 19 to 21, the summary directors' report on page 15 and the table of directors' remuneration on page 16.

This statement is made solely to the company's members, as a body, in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the company's members those matters we are required to state to them in such a statement and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our work, for this statement, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the Annual Review in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement, summary directors' report and table of directors' remuneration within the Annual Review with the full annual financial statements, directors' report and the directors' remuneration report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

We also read the other information contained in the Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6 *'The auditor's statement on the summary financial statement'* issued by the Auditing Practices Board for use in the United Kingdom. Our report on the group's full annual financial statements describes the basis of our audit opinion on those financial statements.

Opinion
In our opinion the summary financial statement, summary directors' report and table of directors' remuneration are consistent with the full annual financial statements, the directors' report and the directors' remuneration report of BAE SYSTEMS plc for the year ended 31 December 2003 and comply with the applicable requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

KPMG Audit Plc

Chartered Accountants
Registered Auditor

London
25 February 2004

Consolidated profit and loss account

for the year ended 31 December

	2003 £m	Total 2003 £m	2002 £m	Total 2002 £m
Sales		**12,572**		12,145
Less: adjustment for share of joint venture sales		**(4,185)**		(4,069)
Turnover		**8,387**		8,076
Operating costs				
Excluding goodwill amortisation and impairment and exceptional items	**(7,717)**		(7,266)	
Goodwill amortisation and impairment	**(403)**		(403)	
Exceptional items	**(9)**		(797)	
		(8,129)		(8,466)
Operating profit/(loss)		**258**		(390)
Share of operating profit/(loss) of joint ventures				
Excluding goodwill amortisation and impairment and exceptional items	**310**		192	
Goodwill amortisation and impairment	**(115)**		(212)	
		195		(20)
		453		(410)
Non-operating exceptional items				
Cessation/reorganisation of commercial aerospace activities	**—**		(30)	
Profit on sale of operations	**—**		2	
Profit on fixed asset disposals	**—**		28	
Profit/(loss) before interest		**453**		(410)
Excluding goodwill amortisation and impairment and exceptional items	980		1,002	
Goodwill amortisation and impairment	(518)		(615)	
Exceptional items	(9)		(797)	
Interest				
Net interest	**(194)**		(194)	
Share of net interest of joint ventures	**(26)**		(12)	
		(220)		(206)
Profit/(loss) on ordinary activities before taxation		**233**		(616)
Tax				
Tax on profit excluding exceptional items	**(128)**		(158)	
Tax on exceptional items	**3**		177	
Share of tax of joint ventures	**(100)**		(89)	
		(225)		(70)
Profit/(loss) on ordinary activities after taxation		**8**		(686)
Equity minority interests		**(2)**		—
Profit/(loss) for the financial year		**6**		(686)
Dividends				
Equity: ordinary shares	**(281)**		(281)	
Non-equity: preference shares	**(21)**		(21)	
		(302)		(302)
Retained loss		**(296)**		(988)
Basic and diluted loss per share		**(0.5)p**		(23.2)p
Basic and diluted earnings per share				
Excluding goodwill amortisation and impairment and exceptional items		**16.6p**		17.3p

The results for 2003 and 2002 arose from continuing activities.

Summarised consolidated balance sheet

as at 31 December	2003 £m	Restated[1] 2002 £m
Fixed assets and investments	**9,409**	9,641
Current assets	**5,953**	5,952
Liabilities falling due within one year	**(6,625)**	(6,559)
Net current liabilities	**(672)**	(607)
Total assets less current liabilities	**8,737**	9,034
Liabilities falling due after one year	**(2,231)**	(2,362)
Provisions for liabilities and charges	**(900)**	(987)
Net assets (capital and reserves)	**5,606**	5,685
Less: equity minority interests	**(15)**	(20)
Shareholders' funds	**5,591**	5,665

Approved by the Board on 25 February 2004 and signed on its behalf by:

M J Turner Chief executive
G W Rose Group finance director

Reconciliation of movements in shareholders' funds

for the year ended 31 December	2003 £m	Restated[1] 2002 £m
Profit/(loss) for the financial year	**6**	(686)
Dividends	**(302)**	(302)
	(296)	(988)
Currency translation on foreign currency net investments - subsidiaries	**(93)**	(92)
- joint ventures	**181**	192
Adjustment to Exchange Property	**121**	(136)
Unrealised gain on exchange of interests	**11**	—
Write down of previous revalued fixed assets	**(3)**	—
Other recognised gains and losses relating to the year (net)	**217**	(36)
Exercise of share options	**—**	32
Share based payments	**5**	—
Write back of goodwill on disposals	**—**	32
Net decrease in shareholders' funds	**(74)**	(960)
Opening shareholders' funds (restated)	**5,665**	6,625
Closing shareholders' funds	**5,591**	5,665

Note of historical cost profits and losses

for the year ended 31 December	2003 £m	2002 £m
Reported profit/(loss) before tax on ordinary activities before taxation	**233**	(616)
Difference between historical cost and revalued amount		
Depreciation on land and buildings	**5**	2
Disposal of land and buildings	**14**	40
Historical cost profit/(loss) before tax on ordinary activities	**252**	(574)
Historical cost loss for the year retained after tax, minority interests and dividends	**(277)**	(946)

[1] see accounting policy changes on page 13

Summarised consolidated cash flow statement and reconciliation to net debt

for the year ended 31 December	2003 £m	2002 £m
Operating profit/(loss)	**258**	(390)
Depreciation, amortisation and impairment	**625**	615
Profit on disposal of fixed assets and investments	**(23)**	(22)
Movement in provisions for liabilities and charges excluding deferred tax	**(172)**	(280)
Decrease/(increase) in working capital		
Stocks	**19**	224
Debtors	**24**	(124)
Creditors	**(355)**	(386)
Customer stage payments	**460**	499
Net cash inflow from operating activities	**836**	136
Capital expenditure and financial investment	**(248)**	(183)
Dividends from joint ventures	**37**	78
Operating business cash inflow	**625**	31
Interest and preference dividends	**(138)**	(171)
Taxation	**75**	(89)
Free cash inflow/(outflow)	**562**	(229)
Acquisitions and disposals	**(62)**	41
Equity dividends paid	**(281)**	(281)
Net cash inflow/(outflow) before financing and management of liquid resources	**219**	(469)
Management of liquid resources	**206**	(20)
Financing	**(380)**	(236)
Net increase/(decrease) in cash available on demand	**45**	(725)
Net (decrease)/increase in liquid resources	**(206)**	20
Net decrease in other loans included within net funds	**380**	268
Change in net funds from cash flows	**219**	(437)
Adjustment to Exchange Property	**121**	(136)
Foreign exchange	**72**	97
Net increase/(decrease) in net funds	**412**	(476)
Net funds at 1 January	**(1,277)**	(801)
Net funds at 31 December	**(865)**	(1,277)
Cash on customers' account	**(5)**	(21)
Net debt as defined by the group	**(870)**	(1,298)

BAE SYSTEMS plc
(Registered in England & Wales No. 1470151)

6 Carlton Gardens
London SW1Y 5AD
United Kingdom
Telephone: +44 (0)1252 373232

Website details

Company website: www.baesystems.com
Investor relations website: http://ir.baesystems.com

Shareholder information

Registrars

Lloyds TSB Registrars,
The Causeway, Worthing, West Sussex, BN99 6DA
Telephone: 0870 600 3982 (+44 121 415 7047 from outside the UK).

If you have any queries regarding your shareholding, please contact the Registrars.

Shareview service

The Shareview service from our registrars, Lloyds TSB Registrars, gives shareholders:

- direct access to data held on their behalf on the share register including recent share movements and dividend details;
- the ability to change their address or dividend payment instructions on-line.

To sign up for Shareview you need the 'shareholder reference' printed on your proxy form or dividend stationery. There is no charge to register.

When you register with the site, you can register your preferred format (post or e-mail) for shareholder communications. If you select 'e-mail' as your mailing preference, you will be sent shareholder communications, such as proxy forms and annual/interim results by e-mail instead of post, as long as this option is available.

If you have your dividends paid straight to your bank account, and you have selected 'e-mail' as your mailing preference, you can also collect your tax voucher electronically. Instead of receiving the paper tax voucher, you will be notified by e-mail with details of how to download your electronic version.

However, if you choose 'post' as your preference, you will be sent paper documents as usual.

Visit the site for more details: www.shareview.co.uk. Details of software and equipment requirements are given on the website.

Dividend reinvestment plan

The company offers holders of its ordinary shares the option to elect to have their dividend reinvested in shares purchased in the market instead of cash. If you would like to make this election, please request a dividend reinvestment plan mandate from our registrars.

Shareholder dealing service

Hoare Govett Limited offers a low cost postal dealing service enabling UK resident shareholders to buy or sell BAE SYSTEMS plc shares. Basic commission is 1%, subject to a minimum charge of £12.00. If you require further information please contact:

Hoare Govett Limited on +44 (0)20 7678 8300.

This notice has been approved by Hoare Govett Limited which is authorised and regulated by the Financial Services Authority.

Share price information

The middle market price of the company's ordinary shares on 31 December 2003 was 168.25p, the range during the year was 196.5p to 101.75p.

Daily share prices are available in the UK on the FT Cityline service as follows:

BAE SYSTEMS plc ordinary shares	0906 003 1890
BAE SYSTEMS plc preference shares	0906 003 5174

(calls are charged at 60p per minute at all times)

Alternatively you can view teletext or a similar service.

Financial calendar

Financial year end	31 December
Annual General Meeting	5 May 2004
Preference shares conversion date	1 June 2004
2003 final ordinary dividend payable	1 June 2004
2004 half yearly preference dividend payable	1 July 2004
2004 interim results announcement	September 2004
2004 interim ordinary dividend payable	November 2004
2004 half yearly preference dividend payable	

Annual Report 2003



BAE SYSTEMS

Contents

BAE Systems is an international company engaged in the development, delivery and support of advanced defence and aerospace systems in the air, on land, at sea and in space.

The company designs, manufactures and supports military aircraft, surface ships, submarines, radar, avionics, communications, electronics and guided weapon systems. It is a pioneer in technology with a heritage stretching back hundreds of years. It is at the forefront of innovation, working to develop the next generation of intelligent defence systems.

BAE Systems has major operations across five continents and customers in some 1[illegible]0 countries. The company has more than 90,000 people and generates annual sales of over £12 billion through its wholly-owned and joint venture operations.

Front cover: Impression of Type 45 destroyer

Highlights

- Strong cash performance
- Record order book at £46 billion
- Good performance from North America with underlying organic sales growth of 11%
- Customer Solutions & Support again delivered a robust performance
- Good progress towards stabilising the UK MoD Programmes business
- Turnaround in International Partnerships, driven by second half performance in MBDA and AMS and exit from Astrium
- Airbus results maintained in difficult market
- Avionics business impacted by reduced throughput and rationalisation activity

Results in brief

	2003	2002
Order book[1]	**£46.0 billion**	£42.5 billion
Sales	**£12,572 million**	£12,145 million
Profit before interest[2]	**£980 million**	£1,002 million
Earnings per share[2]	**16.6p**	17.3p
Profit/(loss) before interest[3]	**£453 million**	£(410) million
Loss per share[3]	**(0.5)p**	(23.2)p
Dividend per share	**9.2p**	9.2p
Operating cash inflow	**£836 million**	£136 million
Net debt	**£870 million**	£1,298 million

Outlook

Good sustained underlying growth is anticipated across the company's operations in North America and in International Partnerships with some recovery in the Avionics business. The performance of the Programmes business is expected to continue to be restrained with some UK MoD production programmes still in early phases of maturity. Margins in Customer Solutions & Support are likely to continue to trend downwards. Overall, underlying performance of the company's defence businesses in 2004 is expected to be slightly ahead of 2003.

Airbus plans a volume of activity for 2004 similar to 2003, with a slightly lower value mix of deliveries.

Chairman's letter to shareholders

"We remain committed to the twin objectives of improving our performance to meet the expectations of our customers and delivering enhanced shareholder value."

Dear Shareholder,

Significant progress

This has been a year of significant progress. We have continued to build on our good first half and have delivered full year results to plan. In parallel, we have made good progress on stabilising major programmes in the UK. We remain committed to the twin objectives of improving our performance to meet the expectations of our customers and delivering enhanced shareholder value.

Dividend

The Board is recommending a maintained final ordinary dividend of 5.5p per share, making a total for the year of 9.2p per share. Subject to shareholder approval at the 2004 Annual General Meeting, the dividend will be paid on 1 June 2004 to holders of ordinary shares registered on 23 April 2004.

A strong company

We remain focused on leveraging the strong positions and relationships we enjoy in key markets.

We have a robust and productive relationship with the UK Ministry of Defence and are a firmly established constituent of the US defence industry where we continue to grow our position. In continental Europe we have strong positions on key programmes such as Typhoon and are a proud and active partner in Airbus.

Underpinning these positions is world-class technology and the expertise of our people. This is illustrated by the high quality of entries for our annual Chairman's Award for Innovation which this year attracted a record 3,000 entries from across the company.

Corporate governance and Board changes

The Board and I take our obligations regarding corporate governance very seriously. The Board has reviewed the new Combined Code on Corporate Governance for UK listed companies. Whilst we are not required to report formally our compliance against the new code until next year, we recognise that it is the most recent authoritative statement on best practice for companies and therefore later in this report we disclose how we stand relative to its provisions.



Sir Peter Mason and Michael Hartnall joined the Board in 2003; both possess a good deal of relevant experience and knowledge and are valuable additions to the Board. Sir Charles Masefield, Sir Robin Biggam and Keith Brown all retired from the Board during the year and Paolo Scaroni will be retiring from the Board at the conclusion of this year's Annual General Meeting.

Business transformation
In recent years BAE Systems has undergone a radical transformation from a UK-based aircraft manufacturer to a broadly-based systems business. Through this transformation the company has achieved a more balanced portfolio and geographic spread. Today BAE Systems is one of a small group of companies at the top of the world's aerospace and defence industry.

Looking forward we have taken clear steps to remove impediments to future progress in our UK Programmes business. We are well positioned in our key markets and our order book remains strong.

Sir Richard Evans
Chairman
25 February 2004



"Our overall priorities are to deliver enhanced performance and improve returns, particularly from our major UK defence programmes in the medium-term, and to continue to grow our business in the US."

Performance
BAE Systems has market leading businesses operating in the fields of systems and software, support services and, through Airbus, large commercial jets. Together these activities represent some 80% of the group's sales. Much of the recent focus of attention has been on the under-performance of our major UK Ministry of Defence (MoD) programmes. Good progress has been made towards the removal of excessive risk and the restoration of profitable growth in this latter portfolio that represents the remaining 20% of the group.

The North America business group performed well, with double digit organic growth and strong cash flows. This business continued to design, develop and supply world class systems and expertise to key US programmes.

Customer Solutions & Support made further progress in growing business in the UK with an innovative cost and supply chain management programme with the UK MoD's Defence Logistics Organisation. In Saudi Arabia the strong relationship of many years continues with the Al Yamamah defence support programme.

Through our Commercial Aerospace business we are an active partner in all aspects of Airbus. Airbus performed strongly in a difficult market that endured the effects of the SARS virus, the Iraq conflict and the underlying airline industry cycle. Looking forward, Airbus is very well positioned for strong growth over the medium-term.

Much of our business in continental Europe is conducted in partnership with other aerospace and defence companies. Our recent focus has been on enhancing the performance of these partnerships.

We have taken a three-pronged approach to improving performance. Firstly, we work hard with partners to maximise value and the progress of our MBDA guided weapons joint venture is successfully demonstrating the benefit of this approach. Secondly, where appropriate, we seek to achieve greater clarity of overall management control, as we have with the restructuring of STN Atlas, where we have taken 100% ownership of Atlas Elektronik, and the steps we are taking on Eurosystems with Finmeccanica. Thirdly, where activities are no longer core to our strategy and show inadequate returns we will exit, as we did with Astrium.

Progress has been made to stabilise the performance of the UK MoD programmes.

In Air Systems there has been significant progress on Nimrod and Hawk. Typhoon is now in production with deliveries to our customers underway. In order to determine the way forward and reduce uncertainty, a key objective remains to conclude the negotiations with regard to the next phase of the Typhoon weapon system development and the second tranche of production aircraft.

In Naval Systems we successfully achieved all of our 2003 key objectives and milestones for the Astute submarine, Type 45 destroyer, Landing Platform Dock, Landing Ship Dock (Auxiliary) and Sting Ray torpedo programmes.

Managing risk
If we are to drive growth and value successfully it is essential that we establish an appropriate balance of risk and reward in contracts, notably in our major UK programmes. In February 2003, as previously announced, agreements to share risk and reward with the UK customer were established. During 2004, it is expected that the UK's new Carrier programme will proceed from the final stage of assessment into the systems design phase. The terms of this

contract will provide an opportunity to demonstrate the substantial progress that has been made jointly with the MoD in rebalancing risk and reward arrangements for future major contracts.

Programme management
Our focus on ensuring that the best people are using the best processes and are subjected to the most rigorous internal and external reviews has improved the stability and predictability of our programmes. In close collaboration with the UK MoD we now monitor our performance on strategic milestones across a number of our major programmes. Performance is also regularly assessed by the company's Executive Committee, the group responsible for the day-to-day running of the company.

However, we recognise that there is more still to be done. Our aim is two-fold: to out-perform the industry and to ensure that our approach to programme management, as set out in our Operational Framework, becomes truly embedded in the way we do business, throughout the company.

Our people
At the heart of BAE Systems, and its joint ventures, lies a highly qualified and dedicated workforce and I would like to thank them for their continued support and commitment.

Priorities
Our overall priorities are to deliver enhanced performance and improve returns, particularly from our major UK defence programmes in the medium-term, and to continue to grow our business in the US. We will do this by exploiting fully the opportunities that come from our strong market positions and continuing to improve our programme management capabilities. We are determined to succeed, and remain committed to achieving an acceptable and sustainable return for shareholders.

Mike Turner
Chief executive
25 February 2004

Group strategy

Group Strategy

To create sustainable shareholder value by being the premier transatlantic aerospace and defence contractor

Group Strategic Objectives

- Optimise the value of our current order book
- Create a geographic profile based on a transatlantic and tactical global presence
- Proactively manage investment and divestment in businesses
- Embed a high performance culture

Business Portfolio Actions

- Grow the business in the United States
- Grow our support, solutions and services business in the UK and international markets
- Create a sustainable, profitable business as the UK programme prime contractor in air, land and sea
- Become the UK's system of systems architect
- Achieve an optimised European-position through a rationalised portfolio of joint ventures
- Grow and maximise the value of Airbus
- Manage non-strategic businesses for optimal value

Integrated Business Plans

Our group strategy is **'To create sustainable shareholder value by being the premier transatlantic aerospace and defence contractor'**. This strategy reflects our commitment to delivering profitable growth through improved performance, and to building a consistent track record. We recognise that to achieve this means extending our mutually beneficial relationships with our customers.

The transatlantic focus of our strategy reflects our presence in the UK, continental Europe and in the United States. The United States is the world's largest aerospace and defence market, and it is in this market that we are most actively seeking to grow our business. In the UK and Europe we already have a leading position from which to deliver profitable growth.

As our market position is spread geographically, it is also spread between sectors. Defence remains our core market with some 60% of the company's total sales now from systems and software and support services and some 20% from defence platform systems programmes. The balance of our portfolio comes from commercial aircraft, primarily through our involvement in Airbus.

Delivery of our strategy will be achieved via four group strategic objectives. The first of these, to **'Optimise the value of our current order book'**, means building on our strong market positions and turning orders into profit. In doing this we will deliver increased value to our shareholders.

Our second objective recognises the location of our most important markets. We seek to **'Create a geographic profile based on a transatlantic and tactical global presence'**. Transatlantic means more than our presence either side of the Atlantic. We actively seek to take part in industrial partnerships and collaborative programmes, and play a major role in joint US/UK programmes.

In maintaining a tactical global presence, we will continue to export to, and work in, selected markets around the world where we can deliver appropriate shareholder returns.

To create and maintain a position from where we can deliver value to our shareholders we will **'Proactively manage investment and divestment in businesses'** based upon value creation criteria. Where markets have attractive terms of trade, we will look to grow our position and deliver the best possible returns. Where businesses operate in markets considered non-strategic, they must justify their role by value creation and contribution to the group's performance.

The last of our four group strategic objectives reflects the behaviours that we expect from our people. We have taken actions to **'Embed a high performance culture'** through our Performance Centred Leadership framework. Our challenge is to ensure that these principles are embedded throughout BAE Systems, and that all of our people and our partners understand what is expected of them.

These four strategic objectives are being pursued through seven strands of business portfolio actions supported by the integrated business plans of our operations.

Operating and financial review

The company organises its operations into seven business groups. The results for these business groups are set out below:

	2003					2002				
	Order book[1] £bn	Sales £m	Profit[2] £m	Cash inflow/ (outflow)[3] £m	Number of employees[4]	Order book[1] £bn	Sales £m	Profit/ (loss)[2] £m	Cash inflow/ (outflow)[3] £m	Number of employees[4]
Programmes	**11.3**	**2,436**	**56**	**33**	**19,400**	11.0	2,171	69	(177)	20,500
Customer Solutions & Support	**2.6**	**2,166**	**411**	**518**	**10,800**	2.6	2,258	454	323	10,900
International Partnerships	**6.8**	**1,685**	**65**	**69**	**13,600**	6.3	1,648	(11)	77	16,300
Avionics	**2.3**	**1,127**	**12**	**(28)**	**9,400**	2.5	1,085	66	83	10,000
North America	**2.4**	**2,700**	**232**	**162**	**23,150**	2.3	2,627	247	213	21,600
Commercial Aerospace	**21.4**	**2,924**	**204**	**(143)**	**12,150**	18.7	2,773	195	(396)	12,500
HQ and other businesses	**1.1**	**316**	**–**	**14**	**4,000**	1.1	345	(18)	(92)	4,500
Less: intra-group	**(1.9)**	**(782)**				(2.0)	(762)			
	46.0	**12,572**	**980**	**625**	**92,500**	42.5	12,145	1,002	31	96,300

These results are set out in more detail on pages 8 to 19.

[1] including share of joint ventures' order books
[2] before interest, goodwill amortisation and impairment and exceptional items (statutory presentation is shown on page 48)
[3] net cash inflow/(outflow) from operating activities after capital expenditure (net) and financial investment and dividends from joint ventures
[4] includes share of joint venture employees

(left to right)
Hawk, and Tornado GR4 upgrade





Programmes

	2003	2002
Order book[1]	£11.3bn	£11.0bn
Sales	£2.4bn	£2.2bn
Profit[2]	£56m	£69m
Cash inflow/(outflow)[3]	£33m	£(177)m
Number of employees[4]	19,400	20,500



percentage share of group sales[5]

The Programmes business group comprises the company's principal air systems, sea systems and C4ISR[6]-related prime contract activities.

Overview
In 2003, the Programmes business made a profit[2] of £56m (2002 £69m) on sales of £2,436m (2002 £2,171m) and generated an operating cash inflow[3] of £33m (2002 outflow £177m).

The 2.3% return on sales for Programmes reflects the substantial sales generating no profit contribution from the Nimrod and Astute programmes as a consequence of prior year provisions. In addition, a low level of sales and no profit were recognised on the Typhoon programme ahead of conclusion of negotiations on the second tranche contract. Type 45 destroyer sales have also been recognised at zero margin with the programme at an early stage of maturity.

Positive contributions to profit were achieved from underwater systems, naval ships and sustaining engineering activity on Tornado and Harrier. The F-35 Joint Strike Fighter (JSF) systems design and development contract, a cost plus award fee contract, also made a positive contribution.

Sea systems activities were reorganised to focus submarine capabilities at the Barrow yard in the north of England and surface ships on the Clyde in Scotland.

The outlook at Programmes is for increased sales in 2004 as deliveries of Typhoon aircraft increase. Overall, the contribution from Programmes will continue to be restrained until such time as the negotiations on Typhoon are completed.

Air systems businesses
There was good progress on Nimrod against the revised programme. Project reforms have been implemented with a new project management framework now in place, a new programme schedule agreed and the signing of a new contract in February 2004.

First deliveries of Typhoon to the air forces of the four partner nations commenced during 2003 following achievement of the key Type Acceptance milestone. Detailed discussions are underway to remove the uncertainty over the transition from Tranche 1 and to define the operational capability of the aircraft prior to the award of contracts for Tranche 2 development and production. Satisfactory resolution of these negotiations is key to Typhoon becoming a major contributor to the performance of the Programmes business.

After the down-select for 18 Typhoon aircraft from the Austrian government, the Singaporean government announced that Typhoon has been shortlisted as one of three candidates to meet its defence requirements.

The outlook for the Hawk programme improved significantly in July when the next generation of Hawk was selected as the RAF's Advanced Jet Trainer. This good news was followed in September by the announcement from the Indian government of its intention to purchase 66 Hawk aircraft. Conclusion of contract negotiations is anticipated in 2004. In addition, the South African and Bahraini Hawk programmes progressed on schedule.

There was continued progress in the early stages of development on the JSF programme where BAE Systems is a partner with Lockheed Martin and Northrop Grumman. BAE Systems has a major involvement in the programme with the design and manufacture of the rear fuselage, stabilisers and substantial avionics sub-systems and equipment. The preliminary design review for the conventional take-off and landing variant was completed in 2003. Further work is necessary on the short take-off vertical landing variant to achieve an equivalent position. Agreeing appropriate transfer of

1 including share of joint ventures' order books and before the elimination of intra-group orders
2 before interest, goodwill amortisation and impairment and exceptional items (statutory presentation is shown on page 48)
3 net cash inflow/(outflow) from operating activities after capital expenditure (net) and financial investment and dividends from joint ventures
4 includes share of joint venture employees
5 before elimination of intra-group sales
6 Command, Control, Communication and Computing, Intelligence, Surveillance and Reconnaissance

(left to right)
RFA Wave Knight, Auxiliary Oiler, and Battlespace Management Evaluation Centre





technology between the UK and the US on this programme will be a key objective during 2004.

A particular highlight was the delivery to plan of the last of 142 Tornado GR4 Mid Life Update aircraft. Following the successful completion of that programme, a major weapon system upgrade of the Harrier GR7 aircraft to the GR9 standard is now underway.

Naval systems businesses

Detailed work has been undertaken to restructure the Astute submarine contract to reflect the agreement reached with the MoD in February 2003, culminating with the signing of a new contract in December 2003. Work on the project has progressed well throughout the year with significant milestones in both engineering and production being achieved in the final quarter.

The key design review milestone for the Type 45 destroyer was passed and the transition from design to production started in August 2003. The high standard of maturity of design achieved at the start of production is an important factor in mitigating programme risk. By the end of 2003, nine (out of twenty four) separate units of the first vessel were in manufacture in BAE Systems Clyde shipyards, with a further three (out of sixteen) units in manufacture under contract with VT Group. The decision to concentrate the manufacture of all Type 45 destroyers in the Govan and Scotstoun shipyards underlines our long term commitment to maintaining shipbuilding centres of excellence on the Clyde.

The contract to supply three Offshore Patrol Vessels to the Royal Brunei Navy is well advanced with customer acceptance of the first vessel expected early in 2004 following an extensive programme of sea trials and combat systems trials during 2003. The second vessel had also commenced sea trials by the end of 2003.

Both Auxiliary Oilers, RFA Wave Knight and RFA Wave Ruler, achieved final acceptance and entered service during 2003.

HMS Albion, the first of two Landing Platform Docks, was accepted by the MoD in April and entered service in July 2003. The second ship, HMS Bulwark, is scheduled for completion early in the second half of 2004.

BAE Systems is building two Landing Ship Dock (Auxiliary) vessels. For this contract, BAE Systems is building the vessels under subcontract from the MoD. Outfitting of the first, RFA Mounts Bay, started following the successful joining of the blocks on the berth at Govan. Launch of the vessel is planned for the first half of 2004.

The tactical weapons systems update programme of the Trafalgar Class submarines for the Royal Navy remained on schedule during 2003. Key achievements included the completion of the HMS Trenchant refits and sea trials and acceptance of the upgraded sonar functionality on HMS Torbay.

A contract valued at £375m for Sting Ray Mod 1 torpedoes was awarded by the MoD and Archerfish was sold to the US Navy for their Airborne Mine Neutralisation System.

Deliveries of the Spearfish heavy torpedo were completed, to schedule, in November 2003.

C4ISR

The C4ISR business has a key role in developing and delivering the UK's network enabled capability. BAE Systems is working towards establishing a central role with the MoD in creating and developing the MoD's overall systems architecture.

The development of C4ISR's capability was greatly enhanced during the year with the launch of the Battlespace Management Evaluation Centre (BMEC).

The BMEC simulates and evaluates complex systems within operational scenarios early in a programme life-cycle. Recent successes include the NITEworks, Watchkeeper and National Missile Defence projects' integration and experimentation trials.

The 4D Battlespace Engineering Process was also launched during the year. Key to information systems projects, it looks across the whole battlespace environment of land, sea, air and space.





(left to right) Upholder class submarine for the Canadian Navy, Type 22 frigate reactivation and BAE Systems training of Royal Saudi Air Force employees.

Customer Solutions & Support

	2003	2002
Order book[1]	**£2.6bn**	£2.6bn
Sales	**£2.2bn**	£2.3bn
Profit[2]	**£411m**	£454m
Cash inflow[3]	**£518m**	£323m
Number of employees[4]	**10,800**	10,900



percentage share of group sales[5]

The Customer Solutions & Support (CS&S) business group provides tailored through-life support and services for current and future military capability. It meets the trend within armed forces to work more closely with industry to ensure their front-line operational requirements are supported and maintained in the most cost-effective and efficient manner.

In 2003, the CS&S business group made a profit[2] of £411m (2002 £454m) on sales of £2,166m (2002 £2,258m). The business generated an operating cash inflow[3] of £518m (2002 £323m).

BAE Systems has a major presence in the Kingdom of Saudi Arabia, as prime contractor for the UK's government-to-government defence agreement, Al Yamamah. The business employs some 4,800 people, of whom more than half are Saudi nationals, in support of the Royal Saudi Air Force and the Royal Saudi Navy. BAE Systems provides complete support and service solutions, including support to the Kingdom's ground defence infrastructure and naval minehunters.

Performance on the Al Yamamah programme was strong, with cash flows benefiting from the strong oil price throughout the year.

Other overseas activities included receiving a contract to supply the Royal Bahraini Air Force with a complete solution for an indigenous flying academy in Bahrain including the Hawk Advanced Jet Trainer, and an order for the reactivation, upgrade and transfer to Romania of two Type 22 Frigates.

The contract to reactivate four Upholder class submarines for the Canadian Navy progressed well with the second and third boats handed over during the year. The final boat, HMS Upholder, is due to be delivered in the first half of 2004.

In the UK the group renewed its partnering agreement with the MoD's Defence Logistics Organisation (DLO). The agreement aims to achieve better value for money for the DLO and to generate new business for the company, whilst improving support to armed forces in the front-line.

Underpinning the agreement, long-term support contracts have been won and are performing well on the key UK air platforms: Tornado; Harrier; and Nimrod. In addition, a significant order was secured on the UK RAF's in-service fleet of VC10 aircraft, consolidating the current arrangements into a single prime contract under CS&S and providing enhanced value for money to the DLO.

Support and services joint ventures form an integral part of the CS&S strategy and all returned strong results. The performance of Fleet Support Limited, in which BAE Systems has a 50% interest, was particularly encouraging following the signing of an 11 year partnering agreement at the UK's Portsmouth Naval base. BAE Systems 50%

[1] including share of joint ventures' order books and before the elimination of intra-group orders

[2] before interest, goodwill amortisation and impairment and exceptional items (statutory presentation is shown on page 48)

[3] net cash inflow/(outflow) from operating activities after capital expenditure (net) and financial investment and dividends from joint ventures

[4] includes share of joint venture employees

[5] before elimination of intra-group sales



interest in Flagship Training Limited, which manages the Royal Naval training establishments and markets their training courses to overseas customers, also saw encouraging growth in its order book.

Looking forward, CS&S will work to sustain a long-term presence in Saudi Arabia, deliver on schedule and further extend its current support and service contracts, and position itself as the key provider of through-life support on major platforms such as Typhoon, Astute, Type 45 and JSF. The announcements in 2003 that BAE Systems has been selected to provide Hawk Advanced Jet Trainers to both the UK and India will also provide support opportunities for these key programmes.

The strong oil price continues to benefit cash flows while sales in 2004 are expected to be at a comparable level with 2003. Margins are likely to continue to trend downwards as more work on the Al Yamamah programme is undertaken in country and a greater proportion of overall CS&S sales are generated from UK activity.

Strategic model



Output solutions
Through-life capability
Integrated support and service packages
Discrete support and services
Information & logistics infrastructure
Level of integration
Number of contractors

Armed forces are looking to industry to support their military capability with industry taking on greater responsibility for the integration of through-life capability. In some cases, such as training, customers are seeking full service delivery in what are described as 'output solutions'.

Atlas Elektronik's core skills are in the provision of systems for the submarine, mine warfare and surface combatant markets. For example, in the submarine market, Atlas Elektronik provides an integrated 'sensor to shooter' combat system solution – from sensors, through command and weapon control, and on to the design and manufacture of torpedoes.



International Partnerships

	2003	2002
Order book[1]	£6.8bn	£6.3bn
Sales	£1.7bn	£1.6bn
Profit/(loss)[2]	£65m	£(11)m
Cash inflow[3]	£69m	£77m
Number of employees[4]	13,600	16,300



percentage share of group sales[5]

The International Partnerships business group comprises interests in the following:

MBDA	37.5%
AMS	50%
Saab	35%
Gripen International	50%
Atlas Elektronik	100%

[1] including share of joint ventures' order books and before the elimination of intra-group orders
[2] before interest, goodwill amortisation and impairment and exceptional items (statutory presentation is shown on page 48)
[3] net cash inflow/(outflow) from operating activities after capital expenditure (net) and financial investment and dividends from joint ventures
[4] includes share of joint venture employees
[5] before elimination of intra-group sales

Overview
International Partnerships is responsible for the group's principal defence joint ventures in Europe. There is a strong systems capability with global market presence across all of these businesses which are well positioned across air, land and sea sectors. AMS's core technology is based around radar with that of Atlas Elektronik around sonar. Both of these businesses have in-depth system design, development, production and integration skills. MBDA designs and builds a wide range of missiles for numerous platforms around the world. It works closely with AMS on a number of projects of which the Type 45 destroyer is a good example. Over recent years, Saab has successfully diversified from being predominantly an aircraft manufacturer to a business with a broad range of activities, again heavily focused on the design and manufacture of integrated defence systems.

During 2003, the group's 49% interest in STN Atlas GmbH was exchanged for a 100% interest in the naval systems part of the business, Atlas Elektronik GmbH. A smooth transition into BAE Systems was achieved following the business split, with the retained business performing well throughout 2003.

Also in 2003, progress continued with Finmeccanica on a proposal to restructure the avionics, C4ISR and communications businesses of the respective UK and Italian companies into three joint ventures, collectively described as Eurosystems.

International Partnerships business group continued to focus on two key strategic areas during 2003. Firstly, restructuring the group's portfolio of joint venture interests to ensure effective operation in attractive markets. Secondly, working with joint venture management and our partners, to improve operating margins.

The business group generated an operating profit[2] of £65m (2002 loss £11m). Sales for the continuing businesses grew by 12% to £1.7bn. In sterling terms, sales and profits benefited by the translation effect of a strengthening Euro by £156m and £6m respectively. The business group achieved order intake of £2.3bn, an increase of 16% on last year for the continuing businesses. Cash generation was in line with operating profits.

The turnaround in profitability followed the successful disposal of the 27.5% economic interest in the loss-making Astrium space systems business and improved performance across all other International Partnership businesses. In particular a strong second half performance was delivered from MBDA and AMS.

Looking to 2004, further sales growth is anticipated across International Partnerships as a whole with margins continuing to improve. Trading during 2004 is again expected to have a bias to the second half.

MBDA
MBDA has seen strong profit growth in 2003 as a number of key programmes have moved from development into production. Profitability is also now starting to benefit from the synergies of bringing UK, French and Italian activities into a single joint venture.






Aerospace
Defence systems
Missile systems
Other
as a percentage of annual sales
2003 1998

Saab – sales by business areas
Saab has broadened its business base in recent years particularly in missile design and production, command and control systems, electronic warfare and avionics.

(above) The Gripen combat aircraft, manufactured by Saab and sold internationally by Gripen International.
(left) Type 45 – the future threat from the air (more manoeuvrable and faster missiles) will be defeated by the Principal Anti-Air Missile Systems (PAAMS) to be fitted in the new UK, French and Italian destroyer programmes. MBDA and AMS are working closely on the UK Type 45 and French/Italian Horizon destroyer programmes. The result will be a fully integrated system comprising command and control, sensors and missiles to provide an all-round multi-layer defence for naval task forces and associated shipping.

MBDA's order book continued to grow during 2003 with a number of important orders secured, including the contract from the European procurement agency OCCAR (Organisation Conjointe de Co-opération en matière d'Armement) for series production of the world's first advanced ground and naval-based air defence system with an anti-ballistic missile capability. The order covers production of almost 1,400 Aster missiles together with logistics support, associated equipment and training for the UK, French and Italian defence ministries. MBDA's share of the contract is valued at €2.3bn.

MBDA is part of the team contracted by the UK MoD to begin development of Phase 1 of a Ground Based Air Defence (GBAD) programme. Under the contract, the team will demonstrate a new Air Defence Command and Control System integrated with the MBDA Rapier FSC air defence missile system and the Starstreak High Velocity Missile, both currently in service with the UK armed forces. The contract, which is a competitive assessment phase and was signed in December 2003, is initially worth around £40m. After assessment, the next phase of the programme is due to see a single team down-selected for the main GBAD programme, the budget for which has been announced by the UK MoD as £1bn.

MBDA also successfully completed the preliminary design review for Meteor, the six-nation Beyond Visual Range Air-to-Air Missile, and work is now well advanced for the first ground-based firing in a simulated flight environment. This will lead to the first air launched firing in 2005.

AMS
AMS had a year of strong profitable growth as it started to deliver benefits of scale.

Order intake for 2003 was up on the previous year and included a second contract, valued at €150m, for further installation and integration of the AMS combat system being supplied to the new Italian aircraft carrier, Andrea Doria.

AMS achieved important milestones with the combat management systems for the UK Type 45 destroyer programme and also the corresponding Franco/Italian Horizon destroyer programme. During 2003, software development on the data transfer systems for both of these programmes successfully passed contractual acceptance tests.

Saab
Saab's operating income in 2003 improved by 6% on 2002, after having recognised the cost of rationalisation which will benefit the business going forward.

Saab continues to grow, achieving order intake in 2003 of SEK19.6bn (£1.5bn). This stems from the development of advanced integrated systems for the Swedish market whilst at the same time increasing the proportion of export activity in the business; export orders now account for 65% of the order book.

Included in this order intake is the contract for the proximity fuse for the first Meteor order (SEK1.4bn (£0.1bn)) and a full business agreement to supply the mid and outer fixed leading edge on the A380 wing.

Gripen International
During 2003, the Hungarian government extended the proposed lease of Gripen fighters from the Swedish government to 14 aircraft. Modification of the aircraft to achieve full NATO inter-operability is expected to involve work worth more than £150m to Saab. In addition, the Czech Republic has opened negotiations with the Swedish government for the lease of 14 Gripen aircraft over 10 years and with Gripen International for a related industrial offset package.

The development of the Gripen aircraft to fulfil the order for South Africa is on track for first deliveries in 2007. Key prospects for the aircraft include the current tender for new fighter aircraft for the Brazilian Air Force.

Atlas Elektronik
Atlas Elektronik had a good year, delivering a strong profit and cash performance, whilst undergoing key changes to the business following its separation from STN Atlas. The company's good performance in 2003 maintains the steady recovery seen since 1999.

In December 2003, Atlas Elektronik's new generation heavyweight torpedo, DM2A4, successfully completed its in-water test firing ahead of contract award for series production.

Atlas Elektronik also cleared key acceptance testing on its ISUS 90 submarine system for the Turkish, Greek and South African navies during the course of 2003.

In addition to its core combat systems business, Atlas Elektronik has been successful in exporting technology to adjacent military and commercial maritime markets; notable examples include worldwide sales of its Vessel Traffic Services systems and its hydrographic systems.





(left to right) Avionics is a major supplier of equipment for helicopter programmes, Compact Antenna Test Range, helmet mounted displays and Captor multi-mode radar.

Avionics

	2003	2002
Order book[1]	£2.3bn	£2.5bn
Sales	£1.1bn	£1.1bn
Profit[2]	£12m	£66m
Cash (outflow)/inflow[3]	£(28)m	£83m
Number of employees[4]	9,400	10,000



percentage share of group sales[5]

The Avionics business group designs and develops electronic systems for military, air, sea and land platforms. The businesses within this reporting sector comprise five areas of activity: sensor systems; electronic warfare; inertial systems; avionic systems; and communications.

In 2003, the Avionics business group made a profit[2] of £12m (2002 £66m) on sales of £1,127m (2002 £1,085m). The business had an operating cash outflow[3] of £28m (2002 inflow £83m).

Avionics group results in 2003 were adversely impacted by rationalisation costs of £30m, which mainly addressed the reduced throughput in its inertial systems activities for the automotive industry.

Avionics is a major supplier of systems to the four partner nations on the Typhoon programme. These include two principal sub-systems, the Captor multi-mode radar and the Defensive Aids Sub-System (DASS). Deliveries of Captor radar systems were evenly spread across the year but there was a lower than planned build up of DASS equipment deliveries in the second half of 2003, with consequential impact on sales and profit.

Investment continued in the sensor systems business at Basildon and Edinburgh in the UK, resulting in the creation of world class centres of excellence in radar and electro-optical technologies. Amongst their successes was the receipt of the contract from Lockheed Martin for the laser system for the Electro-Optical Targeting System for the JSF. This award highlights the position of the Edinburgh facility as a world leading laser designer and supplier to the international market.

1 including share of joint ventures' order books and before the elimination of intra-group orders
2 before interest, goodwill amortisation and impairment and exceptional items (statutory presentation is shown on page 48)
3 net cash (outflow)/inflow from operating activities after capital expenditure (net) and financial investment and dividends from joint ventures
4 includes share of joint venture employees
5 before elimination of intra-group sales
6 Command, Control, Communication and Intelligence



The electronic warfare business within Avionics is also a major supplier of equipment for helicopter programmes. The Helicopter Integrated Defensive Aids System (HIDAS) was specified by the Kuwaiti and Greek governments for their Apache helicopters, establishing HIDAS as the system of choice for international customers of the Boeing AH-64 Apache Longbow attack helicopter.

In addition to such new platform programmes, Avionics is pursuing significant market opportunities to upgrade other helicopter platforms. Most notably, such opportunities exist where central European and emerging NATO countries look to bring equipment to NATO compliant standards.

During 2003, the DLH (Siren) shipborne decoy system and HALO artillery locating system were accepted into service by the MoD. Both systems are now generating interest in the export market.

The Australian part of the group was selected early in 2003 by the Australian government for the Advanced SATCOM Terrestrial Infrastructure System. This reinforces its position as the leading domiciled C3I[6] business in Australia. Other Australian successes include the customer acceptance into service of JORN (an over-the-horizon radar) and WAPS (an integrated communications suite for the Western Australian Police Service).

The avionic systems business is a leading supplier of controls, display systems and mission computers for military and commercial aircraft. Aircraft supplied include JSF, Typhoon, Tornado, Hawk, F-16, both Boeing and Airbus commercial airliners, and EH101 and Lynx helicopters.

The Avionics group's award winning helmet mounted displays technology supports a range of aircraft including Typhoon, Gripen and JSF as well as helicopters such as the Eurocopter Tiger and WAH-64.

The outlook for Avionics remains good, with many state of the art technologies coming to the market in targeting systems, control and display systems, land vehicle vision systems, and electronic warfare and countermeasures. All of these represent key technologies for the future battlespace and emerging requirements for homeland defence.

Sales growth is expected in 2004 when compared with 2003 and margins are anticipated to make a progressive recovery. Sales and, hence, margins will be biased towards the second half.





(above) BAE Systems has grown to become the largest avionics supplier for the USAF C-17.
(right) BAE Systems employees from both the US and UK pictured with the F-35 Joint Strike Fighter.

North America

	2003	2002
Order book[1]	**£2.4bn**	£2.3bn
Sales	**£2.7bn**	£2.6bn
Profit[2]	**£232m**	£247m
Cash inflow[3]	**£162m**	£213m
Number of employees	**23,150**	21,600

Figures above in underlying US dollars:

	2003	2002
Order book[1]	**$4.2bn**	$3.7bn
Sales	**$4.4bn**	$3.9bn
Profit[2]	**$379m**	$371m
Cash inflow[3]	**$264m**	$320m



percentage share of group sales[4]

The North America business group designs, develops, integrates, manufactures and supports a wide range of advanced aerospace products and intelligent electronic systems, for government and commercial customers.

2003 was another successful year for the North America business as it continued to grow and expand its core leadership positions in aerospace and defence electronics, C4ISR, and technical services.

The business produced good, sustainable growth in the US which continues to be the engine of the global defence market. The two acquisitions made early in the year, APTI and MEVATEC, also performed well. Strong programme performance enabled the business to produce year on year sales growth at constant exchange rates of 12% (11% growth at constant rates before acquisitions) with 9% return on sales. In sterling terms, sales and profits were reduced by the translation effect of the weakening dollar by £237m and £21m respectively.

BAE Systems is a major supplier of electronic systems for the JSF. BAE Systems participation on the programme in North America includes the integrated electronic combat/electronic warfare suite and the vehicle management computer, and elements of the communications, navigation and identification suite systems. In 2003, the JSF electronic warfare system development and demonstration programme successfully completed its preliminary design review, met or exceeded technical and programme allocation requirements, and delivered the first sets of contractual aperture hardware.

For its contribution to the JSF programme, which included design refinements leading to significant savings, the business earned its fourth consecutive 'Best in Class' award fee from Lockheed Martin. In 2004, the company will build on its 2003 accomplishments by completing system critical design reviews, delivering electronic hardware to the integration laboratory and beginning countermeasure development testing.

BAE Systems North America's growing capability in C4ISR and tactical communications is exemplified by its selection in 2003 to develop the integrated air and ground communications suite for the transformational Future Combat System (FCS), the US Army's largest acquisition programme. The company's development of the Wolfpack networked sensor and communications system for the Defense Advanced Research Projects Agency offers the potential to revolutionise electronic warfare and illustrates BAE Systems domain expertise in communications, sensor and jamming technology.

BAE Systems North America is developing a strong position as a C4ISR systems and sub-systems integrator focused on solving the growing challenges in command and control, time-critical-targeting, precision engagement, and battlefield management. In 2003, the business was down-selected in partnership with General Dynamics to compete for the Warfighter Information Network-Tactical (WIN-T), and also delivered several key programme wins in geospatial imagery and systems integration. This is after the 2002 Joint Tactical Radio System (JTRS) and Adaptive Joint C4ISR Node (AJCN) wins.

[1] including share of joint ventures' order books and before the elimination of intra-group orders
[2] before interest, goodwill amortisation and impairment and exceptional items (statutory presentation is shown on page 48)
[3] net cash inflow/(outflow) from operating activities after capital expenditure (net) and financial investment and dividends from joint ventures
[4] before elimination of intra-group sales





(above) BAE Systems innovative laser seeker technology effectively converts unguided rockets into 'precision' weapons.
(left) BAE Systems is playing a leading role in developing transformational communications for the US army.

Already recognised as a worldwide leader in electronic warfare and electronic attack, BAE Systems North America captured the systems integrator role for the USAF Compass Call programme. BAE Systems has delivered more infra-red countermeasures than any other company in the world and is now working with the US Department of Homeland Security to leverage its expertise to develop systems for protecting commercial aircraft from the growing threat from shoulder-launched anti-aircraft missiles.

The newly formed platform solutions sector, which focuses the company's capabilities in flight and engine controls, power-management technology, avionics, and inertial products, achieved several significant milestones in 2003. These included new contracts for avionics and flight control components on the USAF C-17 and flight control systems for the first flights of the BA 609 Tiltrotor and Embraer AL-X aircraft. In addition, the business was selected as Sikorsky's preferred supplier of fly-by-wire flight controls, including sub-systems for the S-92 and H-92 helicopters.

In the technology services arena, BAE Systems remains one of the largest suppliers of technical services and solutions to the US Navy. In 2003, the group won follow-on contracts to manage the Holston Army ammunition plant for an additional five years, and to continue to provide management and financial services for the Federal Aviation Administration. In addition, the group maintains a range of systems engineering and technical assistance support contracts across all branches of the US military and several government agencies. The acquisition of MEVATEC extended the group's reach into missile defence.

In 2003, the mission solutions and integrated systems divisions earned the Level 5 Capability Maturity Model Integration (CMMI) rating by the Software Engineering Institute (SEI). Level 5 is the highest SEI rating, indicating that the two business units are operating at the 'optimising level' in their systems and software development processes, an achievement matched by fewer than 20 companies worldwide. With this recognition, more than 60% of BAE Systems North America's software engineers are now operating at levels 4 and 5, a significant differentiator in the aerospace and defence industry.

BAE Systems North America targets organic growth of 10% with margins staying around the current level. The business has historically converted much of its operating profit into cash and this is expected to continue.


A380

Commercial Aerospace

	2003	2002
Order book[1]	£21.4bn	£18.7bn
Sales	£2.9bn	£2.8bn
Profit[2]	£204m	£195m
Cash outflow[3]	£(143)m	£(396)m
Number of employees[4]	12,150	12,500


percentage
share of
group sales[5]

The Commercial Aerospace business group principally comprises BAE Systems 20% interest in Airbus. Other activities include subcontract manufacture of aerostructures components and assemblies, and the regional aircraft asset management business and associated support activities.

[1] including share of joint ventures' order books and before the elimination of intra-group orders
[2] before interest, goodwill amortisation and impairment and exceptional items (statutory presentation is shown on page 48)
[3] net cash inflow/(outflow) from operating activities after capital expenditure (net) and financial investment and dividends from joint ventures
[4] includes share of joint venture employees
[5] before elimination of intra-group sales

Overview
The Commercial Aerospace business group made a profit[2] of £204m (2002 £195m) on sales of £2,924m (2002 £2,773m). Airbus contributed a profit[2] of £211m (2002 £201m) on sales of £2,683m (2002 £2,491m). This was after charging £252m of development costs (2002 £211m), of which £150m (2002 £103m) related to the A380 programme. In sterling terms, sales and profit of Airbus benefited by the translation effect of a strengthening Euro by £246m and £19m respectively.

The operating cash outflow[3] of £143m (2002 outflow £396m) includes £203m outflow in regional aircraft, mainly relating to prior year provision utilisation, offset by a strong cash performance in Airbus. The performance at Airbus reflects a lower than anticipated impact from manufacturer's sales finance for airline customers.

Airbus
Airbus enjoyed a successful year despite a commercial aerospace market adversely impacted by the Iraq conflict and the SARS virus. Against this backdrop, it secured net orders for 254 commercial aircraft in addition to securing the strategically important A400M military transport aircraft order for 180 aircraft. This market performance favourably compares with the 233 aircraft orders secured in 2002, particularly given the commercial aircraft market conditions.

For the first time, Airbus achieved more than 50% of the worldwide deliveries of large commercial jet aircraft, underlining the strength of the business and its product portfolio. Airbus achieved 305 commercial aircraft deliveries during 2003, in line with the previous year's performance.

The A380 development programme progressed to plan with strong market demand. All of the 11 customers who made initial commitments for the A380 have now signed firm purchase contracts, with Emirates, Malaysian Airlines, Korean Air and Qatar Airways all signing firm contracts during 2003. The firm order book for A380 stood at 129 at the end of 2003.

2004 is expected to be a difficult year with the commercial aircraft market likely to remain depressed. The performance of Airbus in 2004 is expected to reflect a slightly lower value mix of deliveries and the results will be impacted by a reduced benefit from hedge book fair value provisions. The prospects for Airbus in the medium-term remain bright.

Aerostructures
BAE Systems aerostructures business performance in 2003 reflected the backdrop of the difficult trading conditions in the commercial aircraft market. A loss was reported in 2003 as product development on the A380 programme was expensed.

Regional Aircraft
During 2003, the regional aircraft business finalised its transition to a customer support and services operation.


A380

The A380, now in early production, and impression of the interior, and (below) M-777 lightweight howitzer.

HQ and other businesses

	2003	2002
Order book[1]	£1.1bn	£1.1bn
Sales	£0.3bn	£0.3bn
Profit/(loss)[2]	–	£(18)m
Cash inflow/(outflow)[3]	£14m	£(92)m
Number of employees[4]	4,000	4,500


2.4%

percentage share of group sales[5]



HQ and other businesses comprises the company's head office functions together with property services, RO Defence and prime contract management for the UK Future Carrier.

Overview

HQ and other businesses broke-even[2] in 2003 (2002 loss £18m) on sales of £316m (2002 £345m). The business group generated an operating cash inflow[3] of £14m (2002 outflow £92m).

Central head office costs were offset by a positive operating performance from RO Defence.

Future Carrier

At the beginning of 2003, the UK government announced the selection of a three-way alliance between BAE Systems, as preferred prime contractor, Thales UK and the MoD to build the Royal Navy's two new aircraft carriers. In March, BAE Systems and Thales signed an interim alliance agreement, which outlined the way forward for stage 3 of the assessment phase.

Work continues to balance the cost, capability and programme delivery requirements of the Carrier design prior to an anticipated contract award.

RO Defence

RO Defence had a successful year. The business saw its order book grow, with a continued strong order intake in its ammunitions supply activities and contract wins such as that for low rate production from the US Department of Defense for its BROACH warhead system, to be fitted to the US Navy's Joint Standoff Weapon (JSOW-C).

The M-777 lightweight howitzer programme for the US Marine Corps and US Army met all its milestones in 2003 with first production equipment on schedule for delivery in early 2004. The Terrier next generation air-transportable armoured combat engineering vehicle programme for the UK MoD also achieved all milestones in 2003.

Financial review

Summarised profit and loss account
for the year ended 31 December

	2003 £m	2002 £m
Sales	**12,572**	12,145
Operating profit[1]	**670**	810
Share of operating profit of joint ventures[1]	**310**	192
Profit before interest[1]	**980**	1,002
Net interest	**(220)**	(206)
Profit before tax, goodwill amortisation and impairment and exceptional items	**760**	796
Goodwill amortisation and impairment, including joint ventures	**(518)**	(615)
Exceptional items	**(9)**	(797)
Profit/(loss) before tax	**233**	(616)
Tax	**(225)**	(70)
Minority interests	**(2)**	–
Profit/(loss) for the year	**6**	(686)
Basic and diluted loss per share (note 9)	**(0.5)p**	(23.2)p
Basic and diluted earnings per share – excluding goodwill amortisation and impairment and exceptional items (note 9)	**16.6p**	17.3p
Dividend per share	**9.2p**	9.2p

Exchange rates

	2003	2002
£/€ – average	**1.445**	1.591
£/$ – average	**1.635**	1.503
£/€ – year end	**1.417**	1.539
£/$ – year end	**1.786**	1.601

[1] before goodwill amortisation and impairment and exceptional items (statutory presentation is shown on page 48)

[2] net cash inflow/(outflow) from operating activities after capital expenditure (net) and financial investment and dividends from joint ventures

Profit before interest[1] reduced to £980m from £1,002m in 2002, on sales of £12,572m (2002 £12,145m). Earnings per share[1] for 2003 were down by 4% to 16.6p compared to 2002.

On a reported basis, the loss per share, after preference dividends, was 0.5p compared with a loss per share of 23.2p in 2002. This was due to a lower goodwill amortisation and impairment charge of £518m compared with £615m (including impairment on joint ventures of £117m) in 2002 and a significantly reduced level of exceptional items of £9m compared with £797m in 2002.

On translation the strength of the Euro more than offset the weakening dollar and reported sales and profit increased by £165m and £4m respectively.

Interest
The net interest charge increased to £220m from £206m in 2002. This reflected lower net interest payable on loans, overdrafts and financial instruments of £122m (2002 £155m) due to lower gross borrowings when compared with 2002 and net present value adjustments on aircraft lease provisions of £41m (2002 £39m) and other net present value adjustments of £7m (2002 £nil). There was also a charge of £24m (2002 £nil) relating to an adjustment to aircraft financing liabilities due to changes in the expected timing of receipts and payments. Share of net interest of joint ventures was £26m (2002 £12m). Interest was covered 4.5 times by earnings[1] (2002 4.9 times).

Operating business cash flow

	2003 £m	2002 £m
Operating cash flow (FRS 1)	**836**	136
Capital expenditure and financial investment	**(248)**	(183)
Dividends from joint ventures	**37**	78
Operating business cash flow	**625**	31
Programmes	**33**	(177)
Customer Solutions & Support	**518**	323
International Partnerships	**69**	77
Avionics	**(28)**	83
North America	**162**	213
Commercial Aerospace	**(143)**	(396)
HQ and other businesses	**14**	(92)
Operating business cash flow	**625**	31

Movement in net debt

	2003 £m	2002 £m
Opening net debt	**(1,298)**	(831)
Operating business cash inflow	**625**	31
Interest and preference dividends	**(138)**	(171)
Taxation	**75**	(89)
Free cash inflow/(outflow)	**562**	(229)
Equity dividends paid	**(281)**	(281)
Acquisitions and disposals	**(62)**	41
Adjustment to Exchange Property	**121**	(136)
Net proceeds from equity issues	**—**	32
Foreign exchange	**72**	97
Movement in cash on customers' account	**16**	9
Closing net debt as defined by the group	**(870)**	(1,298)
Gross borrowings	**(2,528)**	(2,983)
Cash and short-term investments	**1,663**	1,706
Cash on customers' account	**(5)**	(21)
Closing net debt as defined by the group	**(870)**	(1,298)

Taxation

The group's underlying tax rate for the year was 30% (2002 31%) and is expected to remain the same in the medium-term.

Dividend

The Board is recommending a final dividend of 5.5p per share (2002 5.5p), bringing the total dividend for the year to 9.2p (2002 9.2p). At this level the annual dividend is covered 1.8 times by earnings[1] (2002 1.9 times). The dividend policy is to maintain the dividend in line with earnings with a long-term objective of dividend cover above 2 times.

Other recognised gains and losses

Other recognised gains and losses include an exchange translation loss of £93m (2002 £92m) primarily due to weakening of the US dollar on the net US dollar assets in subsidiaries and an exchange translation gain of £181m (2002 £192m) in joint ventures. This relates to the translation loss on underlying Euro assets offset by a translation gain on underlying US dollar liabilities in joint ventures, primarily Airbus.

Cash flows

Operating cash inflow was £836m (2002 £136m). A reconciliation of operating cash flow to business group cash flow is shown above. Capital expenditure and financial investment was £248m (2002 £183m). The increase was primarily due to the investment of £74m in Alvis plc, representing a 29% interest.

Operating business cash inflow[2] was £625m compared with £31m in 2002. Cash flow improvements were achieved at Programmes as customer stage payments mitigated an outflow on Nimrod and capital expenditure on the JSF programme and also at CS&S due to the benefit of the high oil price during 2003. Commercial Aerospace included an outflow on the regional aircraft recourse provision, partially offset by a strong cash performance in Airbus compared with 2002 despite product development and capital expenditure on the A380 programme. North America cash flow was strong with some increase in working capital. Avionics cash outflows were mainly caused by rationalisation costs and capital expenditure on the new EW facility.

Free cash inflow, after interest and preference dividends and taxation, was £562m compared with an outflow of £229m in 2002, from which equity dividends of £281m are paid.

Cash outflow on acquisitions of £62m relates primarily to the purchase of APTI and MEVATEC during 2003.

There was a benefit to net debt of £121m as Vodafone shares, underlying the Exchange Property, were revalued to market value at 31 December 2003. Foreign currency translation of £72m primarily comprises the benefit of translating US dollar denominated debt at the closing rate of £1/$1.786.

At the end of the year the net debt was £870m (2002 £1,298m).

Liquidity

As at 31 December 2003 the group had gross borrowings of £2,528m (2002 £2,983m), cash and current asset investments of £1,663m (2002 £1,706m) and cash on customers' account of £5m (2002 £21m) giving a net debt of £870m (2002 £1,298m). During 2003, the gross borrowings figure peaked at just below £3bn in the first quarter of the year before reducing as a result of improved business cash flow producing lower levels of outstanding US dollar commercial paper, capital repayments falling due and favourable currency movements on US dollar denominated debt.

In addition to its outstanding borrowings the group has committed revolving credit facilities (RCF) of £2bn available to it to meet any general corporate funding requirement and support the commercial paper programme. These comprise a £1.5bn five-year RCF completed during 2003 with the group's core relationship banks and a £500m RCF which matures in 2005. At the end of 2003 neither of these facilities was drawn.

Generally, the net debt of the group is driven by operational performance, the level of receipts on the major contracts and the performance of the joint ventures. As a result of major contract milestones historically falling towards the end of accounting periods, the net debt of the group is usually at its lowest position at the half and full year.





(above) (left to right) Gary Moore (nominator), Daren Evans, Jerry Ward, Sir Richard Evans (chairman), Jack D'Aeth, David Jackson, Gordon Elms and Richard Adams receiving their Chairman's Gold Award for Innovation on behalf of the Archerfish Neutraliser team. The two members not pictured are Ed Nugent (now sadly deceased) and Martin Roadknight. The Archerfish Neutraliser is the underwater vehicle of the Archerfish mine disposal system.

(right) Bob Guyer, from informaton and electronic warfare systems, Nashua USA, won a Chairman's Gold Award for Innovation for his work in fovial optics. This allows the DIRCM (Directed Infra-Red Countermeasures) system to track targets with fewer optical elements, reducing costs and improving reliability.

Capital structure

The group funds its operations through a mixture of shareholders' funds and borrowing facilities, including bank and capital market borrowings.

All the group's material borrowing facilities are arranged by the central treasury function and funds raised are lent onward to operating subsidiaries as required. The group's objective is to ensure the continuity of competitively priced funding through borrowing from a range of markets and at varied maturities.

Details of the group's debt, including the Exchangeable Bonds, are included in note 16 to the accounts. During 2003, £208m of long-term debt was repaid relating to the Capital Amortising Loan Stock, European Investment Bank loan and the Systems 2001 Asset Trust bonds. While commercial paper levels fluctuated to meet short-term liquidity requirements, at the end of 2003 they had reduced by £176m in the year. No new long or medium-term debt was raised in 2003, although it remains the group's intention to ensure the business is funded conservatively and to be opportunistic in accessing the bank and capital markets in achieving this aim.

Interest rates

The objective of interest rate risk management is to reduce the exposure to interest rate fluctuations on borrowings and deposits. This is achieved through varying the proportion of fixed rate debt relative to floating rate debt over the forward time horizon by utilising derivative instruments, mainly interest rate swaps. The interest rate risk profile of the group is set out in note 30 to the accounts along with the fair value position of its fixed rate borrowings and derivatives. The group's current interest rate management policy is that a minimum of 25% and a maximum of 75% of debt is maintained at fixed interest rates. At 31 December 2003, the group had 57% of fixed debt and 43% of floating rate debt. The group's gross debt, after the impact of foreign currency swaps, was 75% denominated in sterling and 25% denominated in US dollars.

The floating rate debt has been predominantly achieved by entering into interest rate swaps which swap the fixed rate US dollar interest payable on debt into either floating rate sterling or US dollars. At the end of 2003, the group had a total of $1.6bn of this type of swap outstanding with an average duration of 6 years. In respect of the fixed rate sterling debt the weighted average period in respect of which interest is fixed was 8 years.

Given the level of short-term interest rates during the year the average cost of the floating rate debt was 3.6% (2.8% on US dollars and 4.7% on sterling); the cost of the sterling fixed rate debt was 6.7%.

In respect of cash deposits, given the fluctuation in the group's working capital requirements, cash is generally invested for short-term periods based at floating interest rates. Given a 1% change in short-term rates and the existing fixed/floating mix and level of borrowings, the interest cost to the group on its gross debt would have varied by £12m.



(left to right) Chuck Bennett and Rick Elverson from a transatlantic team of three business units. The team won a Chairman's Gold Award for Implementation, taking a combat proven weapon, adding a guidance section and creating a low cost, precision strike weapon.

Foreign exchange risk
The group is exposed to movements in exchange rates for foreign currency denominated transactions, the translation of net assets and the translation of profit and loss accounts of foreign subsidiaries and joint ventures.

Under the group's foreign exchange policy, firm transactional and anticipated foreign currency cash flow hedging is managed over a five year period, having first matched receipts and payments. The consequence of this policy has been to maintain a relatively stable long-term exchange rate.

The group is exposed to a number of foreign currencies, the most significant being the US dollar. Note 30 to the accounts, on financial instruments, includes the impact of revaluing the group's forward currency contracts to market values on 31 December 2003. This revaluation would have a minimal impact on the results of the group as any gains and losses are generally offset by the position on the underlying currency flow.

The group does not hedge the translation effect of exchange rate movements on the profit and loss account or balance sheet of overseas subsidiaries and joint ventures it regards as long-term investments. Hedges are however undertaken in respect of investments which are not considered long-term or core to the group.

Commercial aircraft financing provision
The group provides guarantees in respect of residual values or head lease and finance payments in respect of certain commercial aircraft sold. Details are set out in note 20 to the accounts.

Insurance
The group operates a policy of partial self insurance, although the significant majority of cover is placed in the external market. The group continues to monitor its insurance arrangements to ensure the quality and extent of the insurance cover.

FRS 17
The group has continued to account for retirement benefits under SSAP 24. The pension charge for the year on UK and US defined benefit schemes, excluding the group's share of pension costs charged by joint venture companies, on a SSAP 24 basis was £127m (2002 £118m). The disclosures required under the accounting standard FRS 17 *are set out in note 27 to the* accounts. FRS 17 requires the group to calculate its net pension liabilities, valuing assets and liabilities at a point in time rather than matching expectations of assets and liabilities over time. The deficit on UK and US schemes calculated on an FRS 17 basis was £2.1bn after tax (2002 £2.2bn after tax). Investment returns, better than expected by £827m, were partially offset by an increase in liabilities due to a reduction in the discount rate during the year.

Full adoption of FRS 17 would have resulted in an additional charge to operating profit of £45m (2002 £58m) when compared with the pension charge on a SSAP 24 basis, and reserves would have been reduced by £2.4bn (2002 £2.4bn).

The FRS 17 assessment has no impact on short-term cash contributions to the pension schemes. The group's pension funding requirements are derived from separate independent actuarial valuations. In order to help mitigate future pension cost increases, the company has introduced changes to its main UK and US pension schemes. These changes include an agreement to increase employees' contributions to the main scheme in the UK and to establish employee contributions for much of the US workforce. In addition, the company has made a pre-payment of $60m to its US scheme in December 2003.

Accounting policy changes
The group has adopted the requirements of Urgent Issues Task Force Abstract 38 - Accounting for ESOP trusts and the application note to FRS 5 on revenue *recognition. These have not impacted the* profit for the year as explained in note 1 to the accounts.

International Accounting Standards
The group is currently undertaking a review of the impact of the change to International Accounting Standards which all publicly listed companies in the EU are required to adopt from 2005. There is still uncertainty as to the final standards which will be applicable at transition but these are expected to be confirmed by 31 March 2004. The current plans indicate that the group is well placed to comply with International Accounting Standards in line with the requirements.

100 years of flight



'2003 is not only the end of a century of accomplishment but also the start of a new century of challenge and achievement.'

Royal Aeronautical Society

2003 marked the 100th anniversary of the first powered flight by the Wright brothers on 17 December 1903. The heritage of BAE Systems in aviation dates back almost as far, beginning with the creation of the company A.V. Roe and Co. in Manchester in 1910. Other great aviation pioneers at the time included Blackburn, de Havilland, Sopwith and Hawker. From their dreams and aspirations evolved British Aircraft Corporation, Hawker Siddeley Aviation, Hawker Siddeley Dynamics and Scottish Aviation, the companies that merged in 1977 to form British Aerospace. In 1981, British Aerospace was privatised setting the course for today's BAE Systems; formed in 1999 and now one of the main global players in the aerospace industry.

Today, the manufacture of complete aircraft is concentrated in northern England. Warton in Lancashire is Europe's premier flight test facility and is responsible for operating major programmes including Typhoon, Nimrod, Tornado, Harrier and Hawk. These programmes, together with our commercial interests in Airbus, will help ensure that BAE Systems retains its strong aviation identity as the next 100 years unfold.

To mark our own heritage and recognising it as the basis of our aviation future we were delighted to be a foundation sponsor of the Royal Aeronautical Society's 100 Years of Flight programme. The emphasis of the year-long programme of events was not only to celebrate the achievements in aerospace over the last 100 years, but also to communicate the importance of aviation, the challenges that lie ahead and to inspire a new generation to take up careers in the aerospace industry.

In addition to providing support to national events we have also encouraged local initiatives to mark the centenary year; these include our ongoing Engineering the Future programme in the UK aimed at encouraging school children to develop an interest in aeronautical engineering.

In the US we sponsored numerous celebrations to mark the centenary including support for a celebration flight at Kitty Hawk of an exact replica of the Wright brothers' original aeroplane. One of our employees, Larry Parks, participated in the construction of the plane, using original tools to recreate the authentic detail such as a hand-carved propeller.

On 17 December 2003, the actual anniversary of the 100 Years of Flight, a wing of six de Havilland Tiger Moths flew in formation over the Farnborough airfield to commemorate the occasion. The significance of the flight over Farnborough is that it was here in 1908 that Samuel Franklin Cody made the first officially recognised flight of a heavier than air machine in Britain.

Corporate social responsibility





Grace Johnstone, UK Young Woman Engineer of the Year.

Following the successful recruitment of 112 apprentices, the largest group of apprentices seen in recent years, by our naval ships business, we were awarded the Ron Taylor Award for Quality in Training Delivery which was sponsored by Scottish Enterprise.

Managing our corporate responsibilities for the benefit of all our stakeholders remains core to the ongoing operation of BAE Systems.

In 2003, we continued our programme of socially responsible engagement and communication across all areas of our corporate social responsibility (CSR) agenda; marketplace, workplace, community and environment. A full report on our CSR activities during 2003 will be available from May 2004 on the company's website at www.baesystems.com.

During 2003, we became the first defence company to be included in the Dow Jones Sustainability Index (DJSI). The DJSI is the most widely recognised index of sustainable industries and our inclusion reflects the progress we have made in communicating the level of corporate governance and responsible practices to which we adhere.

We also participated in the first Corporate Responsibility Index launched by Business in the Community in the UK in 2003. More than 160 of the FTSE 250 companies participated and we were ranked in the 2nd quintile, which we consider to be a fair reflection of the progress we have made and the improvements we still need to make.

BAE Systems recognises the importance of transparency in all its activities and encourages employees to feedback or raise concerns. Our ethics hotline is now fully established in both the UK and US. The nature of the calls received primarily related to human resources and grievance procedures. We are intending to introduce the hotline to Australia and our other operations in 2004.

Education

We recognise that our responsibilities extend externally as well as internally. The aims of our education strategy underpin the common goal in education to raise standards and offer young people the best opportunities to succeed. These aims are:

- to provide an informed view of the modern engineering process in BAE Systems so that young people can make an informed career choice;
- to involve BAE Systems employees in planned, structured development opportunities;
- to develop a sense of pride in BAE Systems in our employees and the communities in which we reside; and
- to further our partnership with governments.

Our education strategy involves our employees and sites both at local and national level across the world:

- in Australia, BAE Systems was the major sponsor of South Australia's Engineering Week which encourages and inspires young people to get involved in the field of engineering;
- in North America, BAE Systems supports FIRST: For Inspiration and Recognition of Science and Technology. The goal of FIRST is continually to interest and excite new generations of students about science and technology. FIRST efforts are team efforts, involving students, teachers, communities, corporations and the government to build self-confidence, knowledge and life skills while motivating young people to pursue opportunities in science and engineering. BAE Systems participates in FIRST with teams of high school students from districts near BAE Systems offices across the nation, as well as providing primary sponsorship for the FIRST programme in the northeast US;
- in the UK our Schools Network programme has over 1,500 schools across the country registered with it. This gives schools access to engineering and science projects in which they can take part. We also play an active role in the UK government's Specialist Schools programme.

Our chief executive, Mike Turner, is part of the UK National Modern Apprenticeship Task Force, which is a key strand of the government's strategy to build the skills base in this country. As an employer of over 1,000 apprentices in the UK alone, BAE Systems is fully committed to the creation of opportunities and delivery of training. We were delighted that one of our apprentices in Lancashire, Grace Johnstone, was recently recognised as the UK's Young Woman Engineer of the Year.

This year has seen a number of changes to the training and development programme for apprentices in our naval ships business. Our human resources team worked together with local colleges to set up a programme to support our apprentices.



Paul Dugan, winner of the Chairman's Gold Community Award, at the Riyadh Multinational school.

BAE Systems in the Community
Charity Challenge is a programme which covers all employee-driven charitable activity across BAE Systems.

Operating for more than ten years, Charity Challenge has grown to cover five countries and more than 100 sites across both BAE Systems and our joint ventures including Airbus, AMS, MBDA and Xchanging HR Services.

The 2003 Charity Challenge campaign raised £5.7million and reported 3,500 volunteer days for charities worldwide.

The partnership charities selected by employees for the 2004 Charity Challenge campaign are the American Cancer Society (North America), National Children's Homes (UK), Help the Hospices (Germany) and the Cancer Council (Australia). In addition to these specific charities, employees are encouraged to engage in charitable and community programmes wherever they are in the world. This includes the Sharek Al Khair programme in Saudi Arabia which encourages our employees to donate their time and energy for the benefit of those less fortunate than themselves.

Recognition
Our Chairman's Award scheme recognises people whose ideas, actions and behaviours make BAE Systems a better, more competitive company and help us to live up to our values. Over 3,000 nominations were received into the scheme this year. From those, 46 silver awards were allocated across the three categories of Innovation, Implementation and Community Awards. The best of these nominations were considered for gold awards by a panel of judges chaired by Ian King, group managing director of our CS&S business, and involving Sir Keith O'Nions, Chief Scientific Officer of the MoD, and David Hughes, Director General of the Innovations Group of the UK Department of Trade and Industry.

The Chairman's Community Award was presented to Paul Dugan who identified a need within the Saudi capital's English-speaking schools – namely that there was no provision for children with special needs. He developed a self-financing business plan, obtained authority from the Saudi government and then founded the Riyadh Multinational school, which provides learning assistance for special needs students. The school now has 400 students, and this is expected to double by 2006. This has made a real difference to those young people who rely on special education to help them overcome their difficulties.

Health and safety
The safety of our products is of paramount importance to those who use them; equally important is the creation of a safe working environment in our workplace. Our statistics show that through increased awareness training and focus on specific issues, our performance in this area continues to improve, to the benefit of all. In recognition of our ongoing commitment to safety improvements, our main explosives filling site at Glascoed in Wales was awarded the ROSPA Gold Award for Health and Safety for the fourth consecutive year.

As part of the UK government's commitment to revitalising health and safety, we have agreed a partnership programme for 2004 with the UK Health & Safety Executive to look at some specific areas of workplace safety.



BAE Systems is sponsoring a three year twinning arrangement for two special needs schools based in Blackpool and Singapore. The annual exchange programme will offer both organisations opportunities to exchange new and innovative training methods and share training experiences.

Our information and electronic warfare systems division received the American College of Occupational and Environmental Medicine's (ACOEM) 2003 Corporate Health Achievement Award. The award recognises achievements focusing on employee health, safety and environmental management, particularly innovative health and safety programmes. ACOEM cited the BAE Systems unit's efforts in two areas: its comprehensive programme to reduce cumulative trauma disorder injuries; and the chemical and materials safety programme.

Environment

As the geographical spread of our business increases, it is ever more important that we are cognisant of the surrounding environment and the potential impact our operations may have. We continued to pursue our aim to have all of our major manufacturing sites accredited to the international environmental management standard, ISO 14001, and only Barrow in the UK has yet to achieve this.

Recognising our contribution to global issues such as emissions of greenhouse gases (in particular carbon dioxide associated with energy usage) we have continued to focus on this through 2003. An overall reduction of 20%, compared with 2002, in carbon dioxide equivalents across our world-wide operations was achieved.

Major accidents rate per 100,000 employees



100
80
60
40
20
0
UK HSE (Health and Safety Executive)
average 2002/3 195.5 per 100,000
2001
2002
2003
UK
US
BAE Systems total

With respect to the absolute number of major injuries, there was a decrease from 31 to 24 in the UK, but an increase from 6 to 9 in North America.

Reportable accidents rate per 100,000 employees



1,200
1,000
800
600
400
200
0
UK HSE (Health and Safety Executive)
average 2002/3 1,130 per 100,000
2001
2002
2003
UK
US
BAE Systems total

Total injury defined against the UK 'reportable' criteria shows an improvement for the third year running.

While figures for all our operations remain lower than the UK HSE average for manufacturing, the number of reported accidents has increased in the UK during 2003 though the major accident rate in the UK has reduced.

Board of directors

Chairman



Sir Richard Evans CBE
(appointed 1987)*
Chairman
Assumed his current position on 1 May 1998. He joined the company in 1969 and has held a number of senior positions in the group. He is also non-executive chairman of United Utilities plc.
Age 61

Executive directors



Mike Turner CBE
(appointed 1994)
Chief executive
Appointed chief executive in 2002, having been a chief operating officer since 1999. He is a member of the shareholder committee of Airbus SAS having formerly been a member of the Airbus Industrie GIE Supervisory Board. He is a non-executive director of Babcock International Group Plc.
Age 55



Chris Geoghegan
(appointed 2002)
Chief operating officer
Appointed to the Board in 2002 as a chief operating officer. He was formerly responsible for the group's Airbus operations and in 2000 was appointed group managing director of the Avionics business. He is a council member of the Society of British Aerospace Companies.
Age 49



Michael Lester
(appointed 1999)
Group legal director
Appointed a member of the Board following the BAe/MES merger. Prior to the merger he was a director and vice chairman of The General Electric Company, p.l.c. He is a non-executive director of Premier Farnell plc.
Age 63



Steve Mogford
(appointed 2000)
Chief operating officer
Appointed to the Board in 2000 as a chief operating officer, he has held a number of senior positions within the company including responsibility for the group's military aircraft operations. He is a member of the board of the British Quality Foundation.
Age 47



Mark Ronald CBE
(appointed 2002)
Chief operating officer
Appointed to the Board in 2002 as a chief operating officer. Formerly head of GEC's North American defence business, in 1999 he was appointed President and CEO of BAE Systems North America. He is a member of the board of governors of the Electronic Industries Association and the board and executive committee of the Aerospace Industries Association.
Age 62



George Rose
(appointed 1998)
Group finance director
Appointed group finance director in 1998 and is a member of the shareholder committee of Airbus SAS. Prior to joining the company in 1992, he held senior positions in the Rover Group and Leyland DAF. He is a non-executive director of Saab AB and National Grid Transco plc, and a member of the Financial Reporting Review Panel.
Age 51

Non-executive directors



Professor Sue Birley
(appointed 2000)†*+
Formerly Professor of Entrepreneurship at Imperial College, University of London, and has held a number of academic positions at INSEAD, London Business School and Cranfield Institute of Technology. She was formerly a non-executive director of National Westminster Bank plc. Professor Birley chairs the Board's Remuneration Committee.
Age 60



Dr Ulrich Cartellieri
(appointed 1999)*+
A member of the Supervisory Board of Deutsche Bank AG and a director of Robert Bosch GmbH.
Age 66



Michael Hartnall
(appointed 2003)†
Formerly finance director of Rexam plc. He is also a non-executive director of Lonmin plc and Elementis plc. Mr Hartnall chairs the Board's Audit Committee.
Age 61



Rt Hon Lord Hesketh KBE
(appointed 1994)*
Non-executive deputy chairman of Babcock International Group Plc. A former Government Chief Whip in the House of Lords and a Privy Councillor.
Age 53



Sir Peter Mason KBE
(appointed 2003)*+
Chief executive of AMEC plc. Prior to joining AMEC plc in 1996, he served as an executive director of BICC plc, chairman and chief executive of Balfour Beatty Ltd and chief executive of Norwest Holst Group PLC. He is also a board member of UK Trade and Investment. Sir Peter Mason chairs the Board's Nominations Committee, and has been nominated the Board's senior independent director.
Age 57



Rt Hon Michael Portillo MP
(appointed 2002)†*
A cabinet minister in the 1990s, Michael Portillo was successively Chief Secretary to the Treasury, Secretary of State for Employment, and Secretary of State for Defence. He entered Parliament in 1984, was admitted to the Privy Council in 1992 and now represents the Parliamentary constituency of Kensington and Chelsea.
Age 50



Paolo Scaroni
(appointed 2000)†
Chief executive of Enel SpA. He is a non-executive director of Alliance Unichem plc and a member of the Supervisory Board of ABN Amro Bank NV. Formerly chief executive and deputy chairman of Pilkington plc and a non-executive director of Burmah Castrol plc.
Age 57

† member of the Audit Committee
* member of the Nominations Committee
+ member of the Remuneration Committee

The directors of BAE Systems present their report, together with the accounts, for the year ended 31 December 2003.

Principal activities
BAE Systems is a company engaged in the development, delivery and support of advanced defence and aerospace systems in the air, on land, at sea and in space. The company designs, manufactures and supports military aircraft, surface ships, submarines, radar, avionics, communications, electronics and guided weapon systems. Further details of the principal activities of the company and likely future developments in the business are set out in the chief executive's review and operating and financial review on pages 4 to 23.

Research and technology
The company makes significant investment in research and technology in all the main areas of its business and in its own corporate research centre. Emphasis is increasingly being placed on exploiting the UK's strong science base through the University Partnerships programme and the Systems Engineering Innovation Centre formed in partnership with Loughborough University. The emphasis of the research programme is being directed increasingly at the development of the company's systems and sub-systems capabilities that relate to the evolving requirements of the defence customer base.

Note 3 to the accounts details the amounts spent on research and development in 2003.

Office of Fair Trading undertakings
As a consequence of the merger between British Aerospace and the former GEC Marconi Electronic Systems businesses in 1999, the company is required to comply with certain undertakings given to the Secretary of State for Trade and Industry. Compliance with the undertakings is monitored by an independent compliance officer. Further information regarding the undertakings and the contact details of the compliance officer may be obtained through the company secretary at the company's registered office.

Corporate governance
The corporate governance statement is set out on pages 32 to 35.

Treasury policy
The group's treasury activities are overseen by the Treasury Review Management Committee (TRMC). Two executive directors are members of the TRMC, including the group finance director who chairs the committee. The TRMC also has representatives with legal and taxation expertise.

The group operates a centralised treasury department that is accountable to the TRMC for managing treasury activities in accordance with the framework of treasury policies and guidelines approved by the Board. An overriding policy is that trading in financial instruments for the purpose of profit generation is prohibited, with all financial instruments being used for risk management purposes. Other key policies are:

- to maintain a balance between continuity of funding and flexibility through the use of borrowings with a range of maturities, currencies and fixed/floating rates of interest reflecting the group risk profile;
- to maintain adequate undrawn committed borrowing facilities;
- to mitigate the exposure to interest rate fluctuations on borrowings and deposits by utilising interest rate swaps, interest rate options and forward rate agreements; and
- to hedge economically both contracted and anticipated foreign currency cash flows over a five-year period, having first matched receipts and payments.

Within this policy framework the treasury department's principal responsibilities are:

- to manage the group's core funding and liquidity;
- to manage exposure to interest rate movements;
- to manage exposure to foreign currency movements;
- to control and monitor bank credit risk and credit capacity utilisation; and
- to manage the group's relationship with debt capital market investors, banks and rating agencies.

The treasury department transacts with an extensive range of counter-party banks and financial institutions and adopts a systematic approach to the control and monitoring of counter-party credit risk. A credit limit is allocated to each counterparty with reference to its relevant credit rating. For internal credit risk purposes, all transactions are marked-to-market and the resultant exposure is allocated against the credit limit.

The company, through its internal audit department, monitors compliance against the principal policies and guidelines (including the utilisation of credit) and any exceptions found are reported to the TRMC. Further disclosure on financial instruments is set out in note 30 to the accounts.

Supplier payment policy
It is group policy that each business unit is in compliance with local best practice in the country of operation in respect of supplier payment policies. Agreed payment schedules are maintained provided that the supplier complies with all relevant terms and conditions. Group policy is that changes to the agreed payment schedule are only made with the prior agreement of the supplier.

The average number of days credit provided in 2003 by suppliers to the group was 37 days (2002 38 days).

Employment
The group has a programme in place to assist employees to achieve their full potential and to develop the skills necessary to meet the current and future expectations of our customers. The programme focuses on both personal and technological development.

All employment policies include a commitment to equal opportunities regardless of sex, race, colour, nationality, ethnic origin, religion, age or disability, subject only to considerations of national security. The company's policy is to provide, wherever possible, employment opportunities for disabled people and to ensure that disabled people joining the company and employees who become disabled whilst in our employment benefit from training and career development opportunities.

The company has put into place a number of ways of consulting with employees and providing them with information on the performance of the company and other matters that affect them. The effectiveness of the communication process is assessed regularly with the aim of ensuring continual improvement so as to provide employees with the information they want by the most effective means.

Employees are actively encouraged to become shareholders in the company by way of SAYE share option schemes. Currently around 32,000 employees participate in the company and joint venture SAYE share option schemes.

Honours
In the UK, the following individuals were honoured in the 2003 Birthday Honours and the 2004 New Year Honours lists:

CBE

Ray Wilson

OBE

Simon Hargreaves

Andy Williams

MBE

Eric Cheer

David Holt

Jamie Webster

Safety, health and environment
The company is committed to high standards of health and safety at work and encourages active concern for the environment. Further details of the company's activities in these areas are set out on pages 25 to 27.

Share capital
As at 25 February 2004, the company had been advised of the following significant interests in the issued ordinary share capital of the company:

Barclays PLC:	3.96%
Brandes Investment Partners, LLC:	12.1%
Franklin Resources, Inc. and its affiliates:	8.1%
Legal and General Investment Management Limited:	3.0%

The company's Articles of Association contain provisions to the effect that no foreign person, or foreign persons acting in concert, can have an interest in more than 15% of the company's issued ordinary share capital.

At the Annual General Meeting (AGM) held on 29 April 2003 the company was given authority to purchase up to 306,006,415 of its ordinary shares. The authority will expire at the AGM held in 2004. Although no ordinary shares have been purchased by the company during the period from 29 April 2003 to the date of this report, a resolution will be put to shareholders at this year's AGM to renew the authority to make market purchases of the company's shares up to a maximum of 10% of the share capital of the company.

Results and dividends
The profit after taxation and minority interests was £6m (2002 loss £686m). The directors propose a final dividend of 5.5p per ordinary share (2002 5.5p), amounting to £168m (2002 £168m), which, together with the interim dividend, amounts to a total annual dividend of 9.2p per ordinary share (2002 9.2p), at a total cost of £281m (2002 £281m). After deducting £21m (2002 £21m), which represents the total for the preference share dividend, the total retained loss for the year is £296m (2002 loss £988m).

Charitable donations
During 2003, the amount donated for charitable purposes in the UK was £1,327,232 (2002 £1,134,476). Further details of the company's charitable activities are set out on page 26.

Political donations
It is the company's policy not to make contributions to political parties.

The Political Parties, Elections and Referendums Act 2000 (the Act) amongst other things, prohibits the company and its subsidiaries from making donations to EU Political Organisations (as defined in the Act) of more than £5,000 in any 12 month period unless they are authorised to do so by the company's shareholders. The Act defines EU Political Organisations widely as a result of which the definition could include bodies, such as those concerned with policy review and law reform or with the representation of the business community or sections of it, which the company may see benefit in supporting. In recognition of this fact the shareholders, at the 2002 AGM, authorised the company and certain of its subsidiaries to make donations or incur expenditure as defined in the Act up to an aggregate maximum of £250,000 in a 12 month period. The company made a donation of £50,000 in 2003 to Britain in Europe which may be deemed to fall within the ambit of the Act.

Directors
The names of the current directors are listed on pages 28 and 29. The full remuneration report is set out on pages 36 to 45.

Sir Peter Mason and Michael Hartnall were appointed as directors of the company on 22 January 2003 and 10 June 2003 respectively.

Sir Charles Masefield retired from the Board on 28 February 2003. Sir Robin Biggam and Keith Brown retired from the Board on 29 April 2003.

Paolo Scaroni will be retiring from the Board at the conclusion of this year's AGM.

Beneficial and non-beneficial interests, including family interests, in the share capital of the company, for those persons who were directors at the end of the financial year are detailed on page 41. There have been no changes in the beneficial or non-beneficial interests of the share capital of the company in the period from the year end to 25 February 2004. The Board is not aware of any contract of significance (other than service contracts or as disclosed in the remuneration report) in relation to the company or its subsidiaries in which any director has, or has had, any material interest.

Annual General Meeting
The Annual General Meeting of the company will be held on 5 May 2004. The Notice of Annual General Meeting is enclosed with this annual report and details of the resolutions to be proposed at the meeting. These include special resolutions amending the company's Articles of Association so as to allow the company to hold shares in the form of treasury shares and for the disapplication of pre-emption rights pursuant to section 89 of the Companies Act 1985.

Auditors
KPMG Audit Plc, the auditors for the company, have indicated their willingness to continue in office and a resolution proposing their re-appointment will be put to the Annual General Meeting.

By order of the Board

David Parkes
Company secretary

25 February 2004

Statement of directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and the group and of the profit or loss for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

Corporate governance is the process by which companies are controlled and directed. The UK Listing Authority has issued the Combined Code (the Code) that provides UK listed companies with principles and detailed provisions on what constitutes best practice in corporate governance. BAE Systems is required to report to shareholders on how it applies the principles in the Code and either to confirm that it complies with the Code's provisions or to explain why it has not.

In July 2003, a revised Code was published and the UK Listing Authority stated that its provisions would be annexed to the Listing Rules with the intention that this would apply in place of the existing Code in due course. We are obliged to report to shareholders under the existing Code for 2003 but will report under the revised Code next year. However, the Board recognises that the revised Code is seen by many as the current best practice for UK companies. Therefore, the Board has considered the revised Code and in this report it provides details of how the principles in the existing Code and the revised Code have been applied within BAE Systems.

BAE Systems was compliant with the provisions of section 1 of the existing Code throughout 2003.

Directors

The Board of BAE Systems recognises that it is responsible for the leadership of the company and that in discharging this responsibility it is required to take decisions objectively and in the best interests of the company. The Board has set a vision, values and standards for BAE Systems. Our vision and values are communicated across the company and guide the work undertaken by everyone in BAE Systems. The Board through a single document, the Operational Framework, has provided all employees with details of the standards of behaviour and key policies that are mandatory across the company. The areas covered by it include:

- business ethics
- business planning
- risk management
- internal control
- personal behaviour.

Further details of the key business processes described in the Operational Framework appear below (see business management).

Six regular board meetings are scheduled during the year and usually a number of additional meetings are called as required. In 2003, the Board met on nine occasions. At each regular meeting the Board reviews the company's performance against the agreed business plan, major contracts and variances to the profitability forecast for these contracts. The Board reviews annually the company's business plan, its strategy and management resources.

The attendance by individual director at meetings of the Board and its Committees in 2003 is shown in the table opposite.

The terms of reference of the Board's Nominations, Audit and Remuneration Committees state that only members of those particular committees have a right to be present at their meetings. The membership of these committees is reviewed periodically to ensure that undue reliance is not placed on any one director. The last such review was undertaken in April 2003.

Whilst the Board has delegated the normal operational management of the company to the executive directors and other senior managers it has agreed a schedule of matters that are reserved for its decision. This schedule includes:

- approving the group strategy and business plan;
- ensuring that the company has proper reporting and internal control systems and that appropriate polices are in place to cover matters such as political and charitable donations, health, safety and the environment, employment and the export of defence equipment;
- approving changes to the company's capital structure;
- approving major changes to risk management policies, treasury policies and the group pension schemes; and
- approving the acquisition and disposal of assets above certain limits set by the Board.

The Operational Framework sets out the group's organisation structure together with the attendant delegated authorities. Within these, the Board has recognised that the terms on which the company accepts complex long-term contracts is critical to the performance of the company. Therefore, the Board has determined that all contract bids and tenders above a certain limit must be approved by it and, given the different risk profiles of the various stages of a long-term design and build contract, has set guidelines on the nature of the contracting arrangements that it is willing to approve.

Chairman and chief executive

The chairman and chief executive have been appointed separately and there is a clear division of responsibilities between these two positions. The chairman is responsible for the effective working of the Board and setting the

The attendance by individual directors at meetings of the Board and its Committees in 2003 was as follows:

Director	Board	Audit	Remuneration*	Nominations*
Professor S Birley	9 (9)	5 (5)	6 (6)	5 (6)
Sir Robin Biggam	3 (3)	2 (2)	2 (2)	2 (2)
Mr K C Brown	3 (3)	2 (2)	2 (2)	2 (2)
Dr U Cartellieri	7 (9)	—	3 (3)	2 (3)
Sir Richard Evans	9 (9)	—	—	6 (6)
Mr C V Geoghegan	8 (9)	—	—	—
Mr M J Hartnall	4 (4)	3 (3)	—	—
Lord Hesketh	9 (9)	4 (5)	6 (6)	4 (6)
Mr M Lester	8 (9)	—	—	—
Sir Charles Masefield	3 (3)	—	—	—
Sir Peter Mason	8 (8)	—	5 (5)	3 (3)
Mr S L Mogford	8 (9)	—	—	—
Rt Hon M Portillo	9 (9)	2 (3)	—	3 (3)
Mr M H Ronald	9 (9)	—	—	—
Mr G W Rose	9 (9)	—	—	—
Mr P Scaroni	6 (9)	2 (5)	—	—
Mr M J Turner	9 (9)	—	—	—

(Figures in brackets denote the maximum number of meetings that could have been attended)

* including attending meetings of the Nominations and Compensation Committee that was replaced by separate Remuneration and Nominations committees on 29 April 2003

agenda for its meetings. The chief executive is responsible for all operational matters. To ensure that the non-executive directors are properly informed of matters affecting the company the chairman and chief executive meet with them as a group on a regular basis.

Appointments to the Board – the Nominations Committee

The Board has formed a Nominations Committee (the Committee) that has been charged with nominating suitable candidates for the Board to consider appointing as directors of the company. The terms of reference of the Committee were agreed during 2003 and conform with best practice for such committees as recommended by Derek Higgs in his report on corporate governance published in 2003.

The Committee considers the mix of skills and experiences that the Board requires and seeks the appointment of directors to meet its assessment of what is required to ensure that the Board is effective in discharging its responsibilities. The Committee appoints external consultants to assist it in identifying candidates for nomination to the Board. Spencer Stuart was appointed to provide such services during 2003.

During the year the Committee considered the time that it believed a non-executive director would normally be required to commit to his or her duties including serving on the Board's committees. Details of these time commitments have been included in individual non-executive directors' letters of appointment.

During 2003, the Nominations Committee initiated the search for a successor to the present chairman, Sir Richard Evans. This has involved a detailed process of identifying the skills and experience that the ideal candidate for this position requires as well as the amount of time that the individual will need to devote to the role. The company's major shareholders have been consulted as part of this. It is anticipated that the search for Sir Richard's successor will be concluded shortly.

Board balance and independence

At present the Board comprises 14 directors, half of whom are non-executive. During 2003, the Board considered that all of the non-executive directors were independent under the provisions of the existing Code.

The Nominations Committee and the Board have reviewed the provisions in the revised Code and have concluded that since the beginning of 2004, under the definitions used, six of the current non-executive directors are independent and one, Lord Hesketh, is not. This is because he and Mr Turner are both directors of Babcock International Group and he has been on the Board for more than ten years with effect from the beginning of 2004. As a result, at least half of the Board does not comprise independent non-executive directors as proposed in the revised Code. The Nominations Committee and the Board are aware of this and will be taking it into consideration in their plans for the future composition of the Board.

The Board has appointed Sir Peter Mason as its senior independent director.

Professional development

The chairman has asked the chief executive to ensure that the training and development needs of the executive directors are understood and addressed. Also, he has asked the company secretary to work with the non-executive directors to provide the resources and assistance required to keep their skills and knowledge current. In addition, the non-executive directors are regularly provided with opportunities to develop their understanding of the company by visiting its facilities and meeting employees.

When a director first joins the Board, the company secretary is responsible for ensuring that an induction programme is provided to meet the needs of the new director. Typically, this process will cover the duties of a director, familiarisation with the company's core processes and system of internal control as well as gaining an understanding of the various businesses by meeting senior managers throughout the company. New directors also meet major shareholders if this is requested.

The company secretary, through the chairman, is responsible for advising the Board on governance matters.

Performance evaluation

The Board has considered the requirement in the revised Code to evaluate its own performance and that of its committees and individual directors. The best means of effectively undertaking this are being evaluated with a view to this process being completed during 2004. The performance of the chairman has been evaluated by the non-executive directors led by the senior independent director, Sir Peter Mason.

Re-election

The company's Articles of Association require that all new directors seek re-election to the Board at the next Annual General Meeting (AGM) after appointment. In addition, all directors are required to stand down and seek re-election to the Board at least once every three years.

Remuneration

The remuneration of executive directors is determined by the Remuneration Committee (the Committee) which comprises solely non-executive directors. In determining remuneration policy the Committee seeks to provide appropriate levels of remuneration for senior executives and balance the interests of shareholders by:

- positioning basic salaries at median competitive levels whilst seeking to reward potential upper quartile performance with upper quartile remuneration;

- aligning corporate and individual performance criteria for incentive-based remuneration with the interests of shareholders; and
- maintaining a personal shareholding policy of up to 200% of base salary.

No director is involved in deciding his own remuneration. The chairman of the Committee consults the chairman of the Board and/or the chief executive, as appropriate, about proposals relating to the remuneration of other executive directors. The fees of the non-executive directors are determined by the Board but the non-executive directors themselves do not participate in board discussions or vote on matters concerning their fees. The company maintains contact with its principal shareholders in respect of changes to remuneration policy.

The Committee appoints remuneration consultants when reviewing remuneration policy or, where appropriate, requests the company to appoint them on its behalf. The group human resources director (who is not a Board member), as primary internal adviser to the Committee, takes care to recognise and avoid any potential conflict of interests when advising the Committee; the same applies when the chairman and chief executive are consulted by the Committee on matters concerning the other executive directors. Recognising this potential conflict of interest, the Committee requires that proposals for changes to remuneration policy are underpinned by the provision of externally validated data.

A more detailed statement of remuneration policy and audited information relating to the remuneration of each director is incorporated into the remuneration report on pages 36 to 45.

Relations with shareholders

The company has a comprehensive investor relations programme aimed at providing existing and potential investors with a means of developing their understanding of the company and raising any concerns and issues they may have. The Board as a whole receives regular reports on investor relations matters. In addition, it has been agreed that each year it should formally review investor relations issues with a view to ensuring that all members of the Board are acquainted with any issues or concerns that major shareholders may have. This review will be facilitated by a survey of shareholder opinion undertaken beforehand and the results presented to the Board.

The AGM provides shareholders with the opportunity to develop their understanding of the company and ask questions on the matters put to the meeting, including the report and accounts. All shareholders are entitled to vote on the resolutions put to the AGM and, to ensure that all votes are counted, the company's Articles of Association require that a poll is taken on all the resolutions in the Notice of Meeting. The results of the votes on the resolutions will be published on the company's website.

Business management

The Operational Framework sets out management's responsibility for identifying, evaluating and managing risk and performance throughout the year. Reporting within the company is structured so that key issues are escalated through the management team ultimately to the Board if appropriate. The Operational Framework provides a common framework across the company for operational and financial controls. The business processes detailed within the Operational Framework draw on global best practice and their application is mandated across the organisation. Lifecycle Management (LCM) is such a process. LCM is applicable to all projects and, properly applied, is key to assisting effective project management from inception (including the bid process) through to product delivery and, ultimately, customer support.

Further key processes are Integrated Business Planning (IBP), monthly Contract Status Reviews, Quarterly Business Reviews (QBR) and Monthly Finance Reviews. The IBP approved annually by the Board, results in an agreed long-term strategy for each business group, together with detailed near-term budgets. The QBRs evaluate progress against the IBP and are chaired by the chief operating officers and the group managing director of the CS&S business.

The company is committed to the protection of its assets, which include human, property and financial resources, through an effective risk management process, underpinned where appropriate by insurance.

The internal audit team independently reviews the risk identification procedures and control processes implemented by management. It provides objective assurance as to the operation and validity of the systems of internal control through a programme of cyclical reviews making recommendations for business and control improvements.

Internal control

The overall responsibility for the system of internal control within BAE Systems rests with the directors of the company. Responsibility for establishing and operating detailed control procedures lies with the managing director of each operating business.

The directors have completed a formal review of the effectiveness of the company's internal controls. In order to assist the Board in this review, an Operational Assurance Statement (OAS) is produced by each part of the business. It is signed off by the relevant managing director to confirm compliance with the Operational Framework, including operational and financial controls and risk management processes. The OAS is completed every half year and includes a formal assessment of business risk.

As with any system of internal control, the policies and procedures that are mandated in the Operational Framework are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The responsibility for internal control procedures within joint ventures and other collaborations rests, on the whole, with the senior management of those operations. The company monitors its investments and exerts influence through Board representation.

Going concern

After making due enquiries, the directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the accounts.

Audit Committee report

The Board's Audit Committee (the Committee) is chaired by Michael Hartnall who until recently was the finance director of a major UK-listed company. In addition to Mr Hartnall there are a further three members of the Committee. The Committee normally asks the company's chief executive, finance director and internal audit director to attend its meetings together with the external auditors. During the year the Committee has met on occasions with no executive directors present and has also met with only the internal audit director or the external auditors present.

Prior to 2003, the Committee was scheduled to meet three times each year. Following a review of the work that the Committee wished to undertake during the year it was decided that four meetings should be scheduled for 2003 and subsequent years. The Committee has agreed an annual programme of matters to be covered by the Committee at these scheduled meetings.

In 2003, the Committee considered the report produced by Sir Robert Smith on audit committees and, whilst the Committee was largely compliant, a number of actions were taken to ensure that the Committee was fully compliant with this most recent statement on best practice. The recommendations in the Smith Report have been adopted by the Financial Reporting Council and are now included as part of the revised Code.

The Committee's terms of reference were revised during 2003 and now incorporate fully the provisions contained in the revised Code.

Since the beginning of 2003 the Committee has, amongst other things, undertaken the following in order to discharge its responsibilities:

- reviewed the financial statements in the 2002 and 2003 annual reports and the interim report issued in September 2003. As part of this review the Committee received reports from the external auditors on their audits of the annual reports and review of the interim report;
- reviewed the effectiveness of the company's internal controls and disclosures made in the annual reports on this matter;
- reviewed and agreed the scope of the audit work to be undertaken by the external auditors;
- agreed guidelines for employment of former employees of the company's external auditors;
- considered a report from the external auditors on their review of financial controls across the group and received a report on management action taken in response to the management letter issued by the external auditors following the 2002 audit;
- agreed the fees paid to the external auditors for their audit of the 2003 accounts;
- evaluated the performance of the external auditors;
- evaluated the performance of the internal audit function;
- agreed a programme of work for the company's internal audit function;
- received a report from the internal audit director on the work undertaken by internal audit and management responses to recommendations made in the audit reports issued by the function during the year;
- reviewed its own effectiveness; and
- monitored the work being undertaken by the group in preparation for the introduction of International Accounting Standards.

The company has established an employee hotline to provide a means by which employees can raise any concerns they may have about unethical business conduct. To help ensure that employees have confidence in this arrangement the hotline is provided by a third party who passes details of calls or e-mails received to the internal audit director.

The Committee receives a report on individual contacts made to the hotline which includes a summary of the nature of the issue raised and details of any action taken.

The Committee has formally reviewed whether there are any factors that may prejudice the independence of the external auditors (the auditors). As part of this review the Committee recognised that, in addition to the statutory work undertaken by the company's auditors, there will be certain work of a non-audit nature that is best undertaken by the auditors. It believes that, provided suitable controls are in place, undertaking this work does not compromise the auditors. The following specific actions have been taken by the Committee to safeguard the auditors' independence:

- rules have been issued controlling the nature and quantity of non-audit work that may be undertaken by the auditors;
- guidelines have been adopted restricting the employment within the group of individuals formerly employed by the auditors;
- the auditors are required to confirm in writing to the Committee each year that they believe that they remain independent within the meaning of the regulations on this matter and their professional standards; and
- the independence of the auditors is considered each year by the Committee as part of its formal review of their appointment.

As reported to shareholders last year, the Committee has adopted a programme of undertaking a major review of the company's auditors every three years and in the years in between undertaking a review to monitor their performance. The next major review will be in respect of the appointment of auditors for the year ending 31 December 2006. A review of the performance of the company's auditors was undertaken recently by the Committee. On the basis of this review the Committee recommended to the Board that they support the re-appointment of KPMG Audit Plc as the company's auditors. The Board has agreed with this recommendation and consequently a resolution to this effect will be put to shareholders at the company's AGM.

The Remuneration Committee
The Board has delegated to the Remuneration Committee responsibility for remuneration policy and specific packages for the executive directors. Until 29 April 2003 remuneration matters were dealt with by the Nominations and Compensation Committee which also had responsibility for nominating suitable candidates to the Board. Its composition comprised Sir Robin Biggam (chairman), Professor Sue Birley, Keith Brown, Lord Hesketh and, when it acted in the capacity of nominating individuals to the Board, Sir Richard Evans. On 29 April 2003 the Nominations and Compensation Committee was split into separate Remuneration and Nominations Committees. The Remuneration Committee is chaired by Professor Sue Birley and its other members are Lord Hesketh[1], Sir Peter Mason and Dr Ulrich Cartellieri, all of whom are non-executive directors and were considered to be independent throughout 2003. The company's chairman and chief executive attend committee meetings by invitation only. They do not attend where their individual remuneration is discussed and no director is involved in deciding his own remuneration.

In 2003 the Nominations and Compensation Committee met twice up to 28 April 2003 to consider remuneration issues and, from 29 April 2003 until the end of the year, the Remuneration Committee met four times. Details of attendance at these meetings are provided in the corporate governance report on page 33. Within this remuneration report references to 'the Committee' relate to both the Remuneration Committee as well as the Nominations and Compensation Committee where it dealt with remuneration-related matters. During the year the Committee reviewed its terms of reference to align them with best practice under the revised Combined Code.

During 2003, Sir Richard Evans and Mike Turner, in their respective capacities as chairman and chief executive, provided advice that was of material assistance to the Committee. The Committee also received material assistance and advice on remuneration policy and recruitment from the company's group human resources director, Alastair Imrie. In addition, the Committee received advice and/or services that were of material assistance from the following:

- Linklaters for the provision of legal advice and services. Linklaters provided other legal services to the company in 2003; and

- New Bridge Street Consultants LLP[2] for the provision and interpretation of information on long-term incentive policy within major global companies.

New Bridge Street Consultants were appointed directly by the Committee and Linklaters were appointed by the company at the request of the Committee.

Remuneration policy
The Committee's executive remuneration policy continues to be to set basic salaries at median competitive levels whilst seeking to reward upper quartile performance with potential upper quartile remuneration. The Committee intends to continue with the executive remuneration policy as detailed in this report in 2004 and subsequent years, subject to ongoing review as appropriate, and to make amendments to remuneration, as appropriate, to maintain this position.

The long-standing policy of allowing executive directors to hold external non-BAE Systems related non-executive directorships with the prior approval of the Committee will continue. The Committee considers that external directorships provide the company's senior executives with valuable experience. The director may retain any fees received from such appointments. Such fees retained by the full-time executive directors in 2003 were as follows: Michael Lester £32,845; George Rose £53,750; and Mike Turner £27,000.

Review of long-term incentive arrangements
As part of its formulation of future policy, in 2003 the Committee undertook a detailed review of the competitiveness of the existing long-term incentive arrangements and recent developments in remuneration practice. To assist in the review the Committee appointed New Bridge Street Consultants.

In line with company policy, extensive consultation took place with the company's principal shareholders (based both in the UK and overseas) as well as institutional investor bodies. Taking on board views expressed during the consultation process, a number of modifications were made to the application of the Executive Share Option Plan and the Performance Share Plan.

The review concluded that the company should operate both plans for executive directors within the following framework, ensuring that the level of awards are in line with similar plans operated by other FTSE 100 companies:

- options granted under the Executive Share Option Plan to be set at a maximum of 1.5 x salary (under the existing scheme rules the maximum grant is 3 x salary);

- awards under the Performance Share Plan to be set at 1 x salary. Having taken market data into account, the Committee decided to set the median level of vesting for the 2003 and 2004 awards at 25%. Thus, one quarter of the shares under award will be released if the company's total shareholder return (TSR) performance (share price growth plus dividends) over a three-year performance period is in the top 50% of the TSR comparator group, with 100% of the shares under award being released if the TSR is in the top 20%. Intermediate positions will be calculated on a straight line pro-rata basis;

- recognising the specific and international nature of the company's business activities, the TSR comparator group for the Performance Share Plan has been changed from the FTSE 100 Index constituents to a list of 18 other major defence and aerospace companies operating in the international arena as a more appropriate measure of TSR performance. The comparator group is as follows:

Boeing	Cobham
Dassault Aviation	EADS
Embraer PN	Finmeccanica
General Dynamics	GKN
Goodrich	Honeywell International
Lockheed Martin	Northrop Grumman
Raytheon	Rockwell Automation
Rolls-Royce	Smiths Group
Thales	United Technologies

[1] Lord Hesketh ceased to be a member of the Remuneration Committee on 25 February 2004

[2] New Bridge Street Consultants LLP is a leading independent adviser on executive remuneration. It has provided no other material advice to the Committee or the company during the year

- The Committee will continue with the use of this industry comparator group for 2004 and beyond, although the specific composition of the industry comparator group will be reviewed on an annual basis; and

- in addition to the TSR test outlined above, shares in the Performance Share Plan will only be released after three years if the Committee is satisfied that there has been a sustained improvement in underlying financial performance.

Shareholders' views of the appropriateness of the re-testing of performance under the Executive Share Option Plan, where the performance conditions have not been met over the original three-year period, have evolved since the plan was approved by shareholders in 2001. The Committee is aware of these views and has considered whether the policy of allowing two re-testing opportunities for future grants of options should continue to be provided (there are no re-tests within the Performance Share Plan). The conclusion of the review was that for grants made in 2004, one re-test only will be allowed at the end of year five against the full period since grant. A further review of the policy relating to re-tests will take place prior to any grant of options in 2005.

The above represents ongoing policy and the Committee will continue to consult on changes with principal shareholders.

Elements of remuneration

Remuneration of executive directors consists typically of basic salary, a bonus based on annual performance, participation in employee share schemes and retirement benefits. The following provides more details of these benefits.

Basic salary and benefits

Executive directors' salaries are reviewed each year by the Committee and adjusted to reflect performance and the competitiveness of salaries relative to the market. Information on the market for comparable management positions is obtained from independent sources and is provided to the Committee so that it can form a view as to where to position basic salaries and benefits relative to comparable companies. All reviews of salaries and benefits for executive directors are made having taken full account of the performance of the group as a whole and the pay and conditions of group employees in particular. It continues to be the company's aim to create an environment with policies which fairly reward individual performance against business objectives; this applies equally to all employees.

The Committee has reviewed regularly the split between basic salary and the performance related elements of remuneration in order to incentivise properly executive directors, and believes that a significant proportion of remuneration should be based on schemes that encourage them to perform at the highest level. Through the use of share-based incentive schemes, the Committee seeks to align the interests of executive directors with those of other shareholders. It is the company's policy to set basic salaries at median levels of a comparable group of companies and to incentivise and reward exceptional executive performance through the bonus schemes and share-based incentives. Through this arrangement, it is possible for those individuals who contribute to sustained high levels of company performance to receive at least a similar level of reward from variable compensation to that received from fixed compensation. At median performance, variable remuneration represents approximately 50% of the remuneration package; at upper quartile performance variable remuneration represents significantly more than this.

Annual bonus scheme

The executive directors (with the exception of Sir Richard Evans) and other senior executives participate in a bonus scheme that rewards those individuals if targets agreed by the Committee for earnings per share (EPS), profit before interest and tax (PBIT), cash performance and certain non-financial targets are met. The EPS figure used for the bonus scheme (and for the Executive Share Option Plan) is based on basic EPS excluding goodwill amortisation and impairment and exceptional items and may be adjusted if necessary to ensure that the figures for individual years are broadly comparable. In determining the performance measures for the annual bonus scheme, the Committee took the view that our major investors believed EPS and cash targets (and, where appropriate, PBIT) to be key indicators of long-term financial performance and value creation. These measures will be reviewed each year to determine whether they are still appropriate.

As a result of its annual review of the performance related aspects of remuneration, which included consideration of market comparator information, for 2004 the Committee determined that the policy for maximum bonus entitlement will be 100% of basic salary. It was considered appropriate to take account of different US remuneration practices in determining the maximum bonus entitlement for Mark Ronald which in 2004 will be 150% of his basic salary. For 2004, the bonus performance metrics for the chief executive, group finance director and group legal director are based on a mix of group-related EPS and cash targets, and non-financial targets. The bonus performance metrics for the three chief operating officers are based on a mix of group-related EPS and cash targets, PBIT and cash targets relating to their discrete areas of operational responsibility, and non-financial targets. For each element of the bonus there is a base target and a stretch target; intermediate payments are payable for performance between these two targets.

Share option schemes and long-term incentive schemes

As stated above, during 2003 a detailed review and consultation process with principal shareholders and institutional investor bodies was undertaken in respect of long-term incentive arrangements and appropriate modifications made to their operation. Performance conditions for grants of options or awards in 2004, under the Executive Share Option Plan and the Performance Share Plan, are detailed below. Performance conditions for earlier option grants and awards are shown as notes to table C.

Executive Share Option Plan

Options granted under the BAE Systems Executive Share Option Plan are normally exercisable between the third and tenth anniversary of their grant. Options may only be exercised during this period as follows:

- 33.33% of each option grant is exercisable if the company achieves on average real EPS growth per annum of 3% but less than 4% over the three-year performance period;

- 66.67% of each option grant is exercisable if the company achieves on average real EPS growth per annum of 4% but less than 5% over the three-year performance period;

- 100% of each option grant is exercisable if the company achieves on average real EPS growth per annum of 5% or more over the three-year performance period.

For options granted from 2004 onwards, performance will be retested once only at the end of year five. Satisfaction of the re-testing provision requires on average real EPS growth of 3%, 4% or 5% (in line with the percentage of options exercisable as set out above) over the full five-year period. Thus, where the re-testing provision is applied, total real EPS growth of 25% over the five-year period would be required to enable option grants to be exercised at 100%. Policy on re-testing provisions will be reviewed annually by the Committee.

In determining the performance measure for the Executive Share Option Plan, the Committee took the view that our major investors believe EPS to be a key indicator of long-term financial performance and value creation.

Performance Share Plan
From 1996 to 2000 conditional awards of shares were made to executive directors under the Performance Share Plan which was approved by shareholders in 1996. All such awards have vested or lapsed in accordance with the relevant performance measures as set out in the note to table C.

Following consultation with principal shareholders and institutional investor bodies in 2003, conditional awards were granted to executive directors under the Performance Share Plan for which the eventual quantum capable of exercise will be determined by a TSR ranking relative to a comparator group of 18 other defence and aerospace companies operating in the international arena. TSR will continue to be used in 2004 as the principal measure due to its importance to our shareholders as an indication of both earnings and capital growth relative to major global defence and aerospace companies. A relative measure is considered important as it rewards management if they outperform against major companies in the same sector rather than success possibly being determined solely by growth in stock markets. The Committee formed the view that use of a sectoral comparator group was considered by our principal shareholders and institutional investor bodies to be more appropriate than using the FTSE 100 as had been the case historically with awards under this plan. In recognition of our principal shareholders' and institutional investor bodies' requirement to retain a secondary financial measure (which was previously EPS), release of the awards will also be conditional on the Committee being satisfied that there is a sustained improvement in the company's underlying financial performance.

Performance for the 2004 award will therefore be measured as follows:

(i) **total shareholder return (TSR)**
100% of the conditional shares are awarded to directors if the company's TSR over a three-year period is in the top 20% of TSRs achieved by a comparator group of 18 other major global defence and aerospace companies, with 25% vesting if the TSR is in the top 50%. Intermediate positions will be calculated on a straight-line pro-rata basis. No awards will be made if the company's performance is outside the top 50%. Awards will be made in three equal instalments at the end of years three, four and five;

(ii) **underlying financial performance**
as a secondary measure the Committee will consider whether there has been a sustained improvement in the company's underlying financial performance and whether it is appropriate to release some or all of the awards. In taking a view of a sustained improvement in underlying financial performance, the Committee may consider (but not exclusively) the following financial metrics: net debt/cash; PBIT; order book; turnover; risk; and underlying project performance.

Awards in 2004 will continue to be granted at a value equal to the individual director's base salary.

Restricted Share Plan
Executive directors who participate in the annual bonus scheme may be given the option of taking any net cash bonus paid partly or wholly in shares through the Restricted Share Plan. If an election is made to take shares through the plan, they are held in trust for a period of three years after which the company awards the individual an equal number of shares provided the individual remained in the company's employment at the vesting date. Where executive directors have previously elected to apply such bonus through the Restricted Share Plan, details of the shares held and vested in 2003 are set out in table B. The matching award of shares is not subject to any performance criteria as the scheme is designed to retain key staff and to encourage executives to re-invest in company shares the cash bonuses that they have earned under the bonus scheme, which was itself based on performance criteria. Our personal shareholding policy (see below) reinforces this philosophy.

There were no awards made under the Restricted Share Plan in 2003, however, the Committee intends to operate this plan in 2004 and future years.

SAYE Share Option Scheme
The executive directors (with the exception of Mark Ronald) are entitled to participate in the company's Save-As-You-Earn Share Option Scheme. Statutory provisions do not allow options granted under these schemes to be subject to any performance conditions.

Dilution of share capital
The Committee has agreed that the maximum number of options that shall be granted in any one year, which are to be satisfied by new issue shares, will not exceed 1% of the company's issued share capital.

Personal shareholding policy
The Committee has agreed a policy whereby all executive directors are required to establish and maintain a minimum personal shareholding equal to 200% of salary. As a minimum a holding equal to 100% of salary must be achieved as quickly as possible using shares vesting or options exercised through the executive share option schemes or long-term incentive schemes, by using 50% of the shares that vest or 50% of the options which are exercised on each occasion. Thereafter executive directors are required to increase their personal shareholding gradually, on each occasion using 25% of the shares that vest or 25% of the options exercised each year, until a personal shareholding equal to 200% of annual salary is achieved and maintained. These limits are reviewed periodically. Details of the directors' personal shareholdings are shown in table A.

Post retirement benefits
The executive directors of the company are members of group pension schemes and have a normal retirement age of 60, except Michael Lester and Mark Ronald who have a normal retirement age of 62. The pension schemes for the UK-based directors are designed to produce a target pension of two-thirds of final pensionable earnings if potential service is 20 or more years. Final pensionable earnings is

basic salary averaged over the last 12 months prior to leaving service. Pensions can be paid before normal retirement age, subject to the consent of the company and pension scheme trustees. These schemes also provide a lump sum death-in-service benefit equal to four times basic salary at date of death, and a spouse's pension equal to two-thirds of the prospective pension at normal retirement age or, once retired, of the actual pension in payment (before any lump sum commutation). Children's allowances are also payable, usually up to the age of 18, upon death in service or death in retirement. If the directors leave with a deferred pension and die after age 50 but before the pension has commenced, a lump sum benefit is paid equal to five times the annual rate of pension that would have been paid had the deferred pension commenced immediately before date of death. If a director dies with a deferred pension before age 50, a refund of his contributions will be paid and a pension will be paid to his legal spouse in line with the rules of the scheme for all group employees. Pensions are increased annually by the rise in the Retail Prices Index subject to a maximum increase of 5% per year. Directors pay contributions at the same rate as all other employees participating in the schemes.

Of the executive directors, George Rose is affected by the Inland Revenue earnings cap on approved pensions and has an unapproved (i.e. non-tax qualified) pension arrangement to top up his benefits from the approved schemes. This is designed so that the total pension from all sources will be broadly in line with the pension he would have received from the group pension schemes, had he not been subject to the pensions cap. Further information on the amounts paid by the company in respect of these arrangements is included in the notes to table F.

Mark Ronald is covered by the company's US pension arrangements and the non-qualified supplemental arrangements in place under his contract. Mark Ronald's aggregate retirement benefit is determined based upon his average salary and service in accordance with individual plan documents and contractual agreements and is broadly one-thirtieth of average annual pay (including bonus) for each year of service. In addition he receives benefits from predecessor schemes. Having passed his normal retirement age of 62, he has been in receipt of benefits payable under the non-qualified supplemental arrangements since the beginning of 2004. In line with the rules of the US arrangements, it is not expected that the pensions will be increased once in payment. Death benefits under the plans are provided by a pension continuation to his spouse or dependants in accordance with specific payments from each scheme. Members of US plans have the right to change the form of pension payments, on a cost neutral basis, if they wish to have a different level of spouse and dependant pension.

Under the rules of the schemes, Sir Richard Evans and Michael Lester commenced their pensions in 2002 having reached normal retirement age. Neither of these two executive directors has accrued further benefits since retiring other than pension increases awarded to all pensioner members of their pension schemes. Sir Charles Masefield, who retired from the Board on 28 February 2003, had a normal retirement age of 62 and, under the rules of the scheme, commenced his pension in 2002 having reached normal retirement age. He, too, did not accrue further benefits once having retired other than pension increases awarded to all pensioner members of his pension scheme.

Performance graph



Total shareholder return
Source: Datastream
140
120
100
80
60
40
20
0
Value (£)
FTSE 100 Index
BAE SYSTEMS plc
31 Dec '98
31 Dec '99
31 Dec '00
31 Dec '01
31 Dec '02
31 Dec '03

This graph shows the value, by 31 December 2003, of £100 invested in BAE Systems on 31 December 1998 compared with the value of £100 invested in the FTSE 100 Index. The other points plotted are the values at intervening financial year ends.

The graph above, which has been produced in accordance with the requirements of Schedule 7A to the Companies Act 1985, shows the total shareholder return for a holding in the company's ordinary shares for the period 1998 – 2003 relative to a holding of shares representing the FTSE 100. The FTSE 100 is considered to be an appropriate comparator for this purpose as it is a broad equity market index. As BAE Systems is a constituent member of the FTSE 100, it was deemed to be the most appropriate general UK equity index.

Details of post retirement benefits are shown in table F and are calculated in accordance with the requirements of Schedule 7A to the Companies Act 1985.

Other benefits

Other benefits provided to the executive directors include a car allowance, cash allowance for medical examination and, where appropriate, second residence support allowance. Recognising the need for the chief executive to spend a substantial amount of time in central London on company business, the Committee agreed in 2003 to make a payment of £46,123 to Mike Turner towards meeting the costs of accommodation required in London. A further payment of £25,000 will be made in each of the years 2004 and 2005. These payments are in line with group policy for second residence support.

Service contracts	Date of contract	Unexpired term	Notice period
C V Geoghegan	10 July 2002 (amended 15 January 2004)	12 months	12 months either party
M Lester	26 November 1999 (amended 28 March 2002, 8 January 2003, 8 December 2003 and 15 January 2004)	310 days	12 months either party
S L Mogford	6 April 2000 (amended 15 January 2004)	12 months	12 months either party
M H Ronald	17 April 2002 (amended 17 September 2003)	310 days	12 months either party
G W Rose	16 November 1998 (amended 3 December 1999 and 15 January 2004)	12 months	12 months from the company, 6 months from the individual
M J Turner	22 February 1994 (amended 30 May 1995, 3 December 1999, 8 May 2002 and 15 January 2004)	12 months	12 months from the company, 6 months from the individual

Service contracts
It is the Committee's policy that executive directors should normally have service contracts that provide for the company to give the individual 12 months notice of termination. This policy has been chosen because it provides a reasonable balance between the need to retain the services of key individuals and the need to limit the liabilities of the company in the event of the termination of a contract. The executive directors have service contracts with group companies; details of these contracts are shown in the table above.

Sir Richard Evans has a contract requiring him to work three days a week in his capacity as chairman. This was signed on 16 July 2002, amending a contract entered into on 24 September 1998, and was further amended on 15 January 2004. This contract can be terminated by either party giving six months notice.

Sir Charles Masefield's contract expired on 28 February 2003 and he retired as a director on that date. Since then Sir Charles has continued to be employed by the company on a part-time basis in an overseas representational role for which he is being remunerated as set out in the notes to table E.

In the event of the termination of an executive director's contract it is the Committee's policy to seek to limit any payment made in lieu of notice to a payment equal to the amount of one year's basic salary. The service contracts for all of the executive directors contain specific provisions to the effect that the company has the right to pay a sum equivalent to 12 months salary in the event of the company terminating their contracts for reasons other than gross misconduct. Under the terms of his contract Mark Ronald is entitled to compensation of a lump sum equal to 12 months salary, and the continuance of medical benefits for 18 months, if his contract is terminated by BAE Systems North America, his directorship of the parent company ceases, or his contract is not renewed at the end of its rolling one-year term. He will also be entitled to exercise outstanding options and share awards will vest, subject to satisfaction of any applicable performance conditions.

Non-executive directors do not have service contracts but do have letters of appointment detailing the basis of their appointment. The dates of their original appointment (with the exception of Lord Hesketh) are as follows:

Non-executive director	Date of appointment	Expiry of current term*
Professor Sue Birley	22.11.2000	21.11.2006
Dr U Cartellieri	01.12.1999	30.11.2005
M J Hartnall	10.06.2003	09.06.2006
Sir Peter Mason	22.01.2003	21.01.2006
M Portillo	11.09.2002	10.09.2005
P Scaroni	22.11.2000	21.11.2006

* subject to re-election at the AGM at intervals of no more than three years in accordance with the company's Articles of Association

Non-executive directors are normally appointed for two consecutive three-year terms subject to review after the end of the first three-year period. They do not have periods of notice and the company has no obligation to pay compensation when their appointment terminates. They are subject to re-election at the Annual General Meeting following their appointment and subsequently at intervals of no more than three years.

Lord Hesketh was appointed as a non-executive director on 1 January 1994 and has exceptionally served three terms. With effect from 1 January 2004 he will be subject to re-election at the AGM on an annual basis as required by the revised Combined Code.

Paolo Scaroni will be retiring from the Board at the conclusion of this year's AGM. Sir Robin Biggam and Keith Brown retired from the Board at the 2003 AGM on 29 April 2003; they were originally appointed to the Board on 1 January 1994 and 16 March 1989 respectively.

The letters of appointment for non-executive directors detail the amount of time it is anticipated that the individual will normally need to devote to his or her duties as a director. Non-executive directors are proposed by the Nominations Committee and are appointed by the Board on the basis of their experience to provide independent judgement on issues of strategy, performance, resources and standards of conduct. The level of their fees is set after reviewing practice in other comparable companies.

Non-executive directors are paid a basic fee reflecting the time commitment required of the director. In addition, the chairmen of the individual committees receive a fee in recognition of their duties of chairmen of the respective committees, reflecting their additional responsibilities and workload. Fees payable to non-executive directors are agreed by the Board; the non-executive directors themselves do not participate in board discussions or vote on matters concerning their fees. Details of the non-executives' fees are shown in the notes to table E.

By order of the Board

Professor Sue Birley
Chairman of the Remuneration Committee

25 February 2004

Table A

As at 31 December 2003, the directors of the company and their families had the following beneficial and non-beneficial interests in the company's securities. There have been no changes in the interests of the directors between 31 December 2003 and 25 February 2004.

Directors' interests

	As at 1 January 2003*						As at 31 December 2003**					
	Shares	Share options	Restricted Share Plan	Conditional award of shares under the Performance Share Plan	Share Investment Plan	Capital amortising loan stock	Shares	Share options	Restricted Share Plan	Conditional award of shares under the Performance Share Plan	Share Investment Plan	Capital amortising loan stock+
Sir Robin Biggam[4]	888	-	-	-	-	-	888	-	-	-	-	-
Professor S Birley	-	-	-	-	-	-	2,925	-	-	-	-	-
K C Brown[4]	38,884	-	-	-	-	-	38,884	-	-	-	-	-
Dr U Cartellieri	-	-	-	-	-	-	-	-	-	-	-	-
Sir Richard Evans	454,568	790,782	74,743	226,213	-	-	510,180	790,782	43,751	43,230	-	-
C V Geoghegan	86,085	444,739	18,938	35,276	-	-	86,085	795,324	18,938	234,145	-	-
M J Hartnall[2]	-	-	-	-	-	-	-	-	-	-	-	-
Lord Hesketh	6,000	-	-	-	-	-	6,000	-	-	-	-	-
M Lester	492,482	802,474	34,359	114,344	-	144,692	492,482	1,239,925	34,359	291,634	-	-
Sir Charles Masefield[3]	59,216	708,952	30,411	101,213	-	1,354	59,216	708,952	30,411	101,213	-	1,354
Sir Peter Mason[1]	-	-	-	-	-	-	25,000	-	-	-	-	-
S L Mogford	106,380	702,765	25,533	42,779	-	-	106,380	1,053,983	25,533	234,145	-	-
M Portillo	-	-	-	-	-	-	-	-	-	-	-	-
M H Ronald	107,397	628,964	43,079	60,829	64,318	20,314	145,646	1,013,547	43,079	256,388	-	-
G W Rose	257,647	851,954	8,875	101,941	-	-	262,876	1,242,062	-	260,494	-	-
P Scaroni	-	-	-	-	-	-	-	-	-	-	-	-
M J Turner	259,702	765,949	55,863	108,786	-	-	273,342	1,354,612	32,712	392,442	-	-

Michael Lester holds a non-beneficial interest in 200,000 (2002 200,000) ordinary shares. The 5,190,100 (2002 5,190,100) capital amortising loan stock previously held by Michael Lester on a non-beneficial basis was fully redeemed on 28 November 2003.

The executive directors, in common with all employees of the company, have an interest in the unallocated shares held in employee share ownership trusts. As at 31 December 2003, 2,344,928 such shares were held in the ESOP trust and 331,209 shares in the Profit Sharing Scheme trust.

* or upon appointment

** or upon ceasing to be a director

+ the capital amortising loan stock was fully redeemed and cancelled on 28 November 2003

[1] appointed on 22 January 2003

[2] appointed on 10 June 2003

[3] ceased to be a director on 28 February 2003

[4] ceased to be a director on 29 April 2003

The Committee is of the opinion that to give a full statement of directors' share options and long-term incentive scheme interests would result in a statement of excessive length. Therefore disclosure is in accordance with paragraph 9 of Schedule 7A to the Companies Act 1985. The company's register of directors' interests (which is open to inspection) contains full details of directors' shares interests. Details of directors' interests in the share option schemes and long-term incentive plans are shown in tables B, C and D. The figures in the tables that form part of this report have been calculated by reference to a mid-market price for the company's ordinary shares at 31 December 2003 of 168.25p (2002 124p). The range during 2003 was 196.5p to 101.75p. At the year end none of the unexercised share options granted to the directors were capable of being exercised at a profit.

Information subject to audit
The auditors are required to report on the information contained in tables B, C, D, E and F.

Table B
Long-term incentive plans

Awards vesting in 2003

Restricted Share Plan

	1 January 2003	Awarded during the year	Vested during the year	31 December 2003*	In respect of shares vested during the year: Date of award	Market price at date of award £	Date of vesting	Market price on vesting £	Date released from trust	Market price on release from trust £
Sir Richard Evans	74,743	—	30,992	43,751	20.03.00	3.37	20.03.03	1.30	22.10.03	1.71
C V Geoghegan	18,938	—	—	18,938	—	—	—	—	—	—
M Lester	34,359	—	—	34,359	—	—	—	—	—	—
Sir Charles Masefield[1]	30,411	—	—	30,411	—	—	—	—	—	—
S L Mogford	25,533	—	—	25,533	—	—	—	—	—	—
M H Ronald	43,079	—	—	43,079	—	—	—	—	—	—
G W Rose	8,875	—	8,875	—	20.03.00	3.37	20.03.03	1.30	22.10.03	1.71
M J Turner	55,863	—	23,151	32,712	20.03.00	3.37	20.03.03	1.30	22.10.03	1.71

Awards made under the rules of the Restricted Share Plan are not subject to performance conditions.

Share Investment Plan

M H Ronald	64,318	—	64,318	—	30.04.00	3.94	30.04.03	1.27	21.11.03	1.71

* or upon ceasing to be a director
[1] ceased to be a director on 28 February 2003

At the time of the merger between British Aerospace and the MES business, the Committee agreed that the retention of Mark Ronald as head of the North American business was key to the success of that business and as a result a one-off award was made to him on 30 April 2000 through the Share Investment Plan. Under the rules of this plan, if he retained shares for a period of at least three years, the company would award him an equivalent number of shares on the third anniversary of the holding period. These retained shares are shown under Mark Ronald's personal shareholding in table A. The award made under the plan was not subject to performance criteria, other than that the individual remained in the company's employment, as the prime objective was to retain his services.

The aggregate net value of assets received by directors in 2003 from long-term incentive plans, as calculated at date of release from trust, was £217,745.

Table C
Directors' share options

	1 January 2003	Granted during the year	Exercised during the year	Lapsed during the year	31 December 2003*	Weighted average exercise price £	Range of exercise prices £	Date from which exercisable⁺	Expiry date
Executive Share Option Plan									
Sir Richard Evans	790,782	-	-	-	790,782	3.27	1.86-3.42	05.10.98	03.04.12
C V Geoghegan	441,216	351,218	-	-	792,434	2.70	1.72-3.98	03.05.03	30.09.13
M Lester	799,341	437,451	-	-	1,236,792	2.95	1.72-4.21	20.12.02	30.09.13
Sir Charles Masefield[1]	707,459	-	-	-	707,459	3.62	3.35-4.21	20.12.02	03.04.12
S L Mogford	699,264	351,218	-	-	1,050,482	2.93	1.72-4.21	02.10.99	30.09.13
M H Ronald	628,964	384,583	-	-	1,013,547	2.86	1.72-4.21	20.12.02	30.09.13
G W Rose	849,296	390,741	-	-	1,240,037	2.92	1.72-4.21	05.10.98	30.09.13
M J Turner	761,281	588,663	-	-	1,349,944	2.79	1.72-4.21	20.12.02	30.09.13
Note: options were granted during the year at a price of £1.72									
SAYE Share Option Scheme									
Sir Richard Evans	-	-	-	-	-	-	-	-	-
C V Geoghegan	3,523	-	-	633	2,890	2.56	2.56-2.56	01.06.05	01.12.06
M Lester	3,133	-	-	-	3,133	2.56	2.56-2.57	01.06.05	01.12.06
Sir Charles Masefield[1]	1,493	-	-	-	1,493	2.57	2.56-2.57	01.06.03	01.12.05
S L Mogford	3,501	-	-	-	3,501	2.83	2.56-3.21	01.12.04	01.12.06
G W Rose	2,658	-	-	633	2,025	2.56	2.56-2.56	01.06.04	01.12.05
M J Turner	4,668	-	-	-	4,668	2.60	2.56-2.90	01.12.03	01.12.07
Performance Share Plan									
Sir Richard Evans	226,213	-	37,352	145,631	43,230	-	-	26.02.02	26.02.04
C V Geoghegan	35,276	234,145	-	35,276	234,145	-	-	30.09.06	30.09.10
M Lester	114,344	291,634	-	114,344	291,634	-	-	30.09.06	30.09.10
Sir Charles Masefield[1]	101,213	-	-	-	101,213	-	-	-	-
S L Mogford	42,779	234,145	-	42,779	234,145	-	-	30.09.06	30.09.10
M H Ronald	60,829	256,388	-	60,829	256,388	-	-	30.09.06	30.09.10
G W Rose	101,941	260,494	-	101,941	260,494	-	-	30.09.06	30.09.10
M J Turner	108,786	392,442	-	108,786	392,442	-	-	30.09.06	30.09.10

* or upon ceasing to be a director

⁺ subject to performance conditions in respect of Executive Share Option Plan and Performance Share Plan

[1] ceased to be a director on 28 February 2003

The terms and conditions of the options detailed above were not varied during the period 1 January 2003 to 31 December 2003.

The mid-market price for the company's ordinary shares at 31 December 2003 was 168.25p (2002 124p). The range during 2003 was 196.5p to 101.75p. At the year end none of the unexercised share options granted to the directors were capable of being exercised at a profit.

Executive Share Option Plan
The BAE Systems Executive Share Option Plan has been used to grant options to the executive directors since 2001. The performance conditions applying to the grants of options made in 2001, 2002 and 2003 are the same as for grants to be made in 2004, as set out on page 37 of this report with the exception of the re-testing provision; for grants made between 2001 – 2003, where the original three-year performance target is not met, performance is re-tested at the end of years four and five against the full period from grant. The options will lapse at the end of year five if the targets have not been achieved.

Before 1996, and also on the completion of the British Aerospace/MES merger in 1999, options were granted to executive directors under the predecessor Executive Share Option Scheme. Options granted in 1995 can only be exercised if growth in the pre-exceptional EPS for any three-year period exceeds the sum of inflation for that period and a real growth requirement of 7.5%. Options granted to the former GEC directors in 1999 were made on a similar basis but the real growth requirement is 9% for any three-year period. Options granted to other executive directors in 1999 were conditional on the satisfaction of a performance condition based on the achievement of cost savings of the merger integration process over a three-year performance period. Options will become exercisable on a sliding scale from zero to 100% between achievement of the base synergy cost savings target of £275m and the full stretch target of £400m.

Performance Share Plan
From 1996 to 2000 conditional awards of shares were made to executive directors under the Performance Share Plan which was approved by shareholders in 1996. All such awards have now vested or lapsed in accordance with the relevant performance measure, with those lapsing in 2003 detailed above. Performance was measured relative to the other constituent members of the FTSE 100 over a three-year period, with 100% of the conditional shares vesting if the company's Total Shareholder Return (TSR) was in the top 20% of TSRs achieved by FTSE 100 companies, 10% vesting if the TSR was in the top 50%, and intermediate positions being calculated on a straight line pro-rata basis. Vesting was also subject to a secondary measure requiring the EPS excluding exceptional items over the performance period to be no less than the average value for the three years prior to the performance period. Awards were made in three equal instalments at the end of years three, four and five.

Performance conditions for the 2003 awards are the same as for awards to be made in 2004, as set out on page 38 of this report.

Table D
Options exercised during 2003

	Date of exercise	Number of options exercised	Number of shares sold following exercise	Realised gain/(loss) on shares exercised £	Unrealised gain on retained shares £	Price of option £	Share price on date of exercise £	Price at year end £	Date option first exercisable	Date option would have lapsed
Performance Share Plan										
Sir Richard Evans	01.05.03	37,352	-	-	62,751	-	1.24	1.68	01.05.01	02.05.03

Table E
Directors' remuneration

All figures £'000	Executive directors									Non-executive directors									
	Sir Richard Evans	C V Geoghegan	M Lester	Sir Charles Masefield**	S L Mogford	M H Ronald	G W Rose	M J Turner	J P Weston ***	Sir Robin Biggam**	Professor S Birley	K C Brown**	Dr U Cartellieri	Sir Ronald Hampel ***	M J Hartnall*	Lord Hesketh	Sir Peter Mason*	M Portillo	P Scaroni
2003																			
Basic salary	400	403	502	72	403	451	448	675	n/a	-	-	-	-	-	-	-	-	-	-
Fees	-	-	-	-	-	-	-	-	-	13	44	13	36	n/a	36	36	42	36	34
Bonus	-	198	231	-	169	388	188	491	n/a	-	-	-	-	-	-	-	-	-	-
Benefits	16	20	16	3	19	36	16	62	n/a	-	-	-	-	-	-	-	-	-	-
Total	**416**	**621**	**749**	**75**	**591**	**875**	**652**	**1,228**	**n/a**	**13**	**44**	**13**	**36**	**n/a**	**36**	**36**	**42**	**36**	**34**
2002																			
Basic salary	528	186	487	431	391	345	435	577	130	-	-	-	-	-	-	-	-	-	-
Fees	-	-	-	-	-	-	-	-	-	40	36	40	36	15	n/a	35	n/a	11	34
Bonus	69	19	73	65	39	97	44	115	-	-	-	-	-	-	-	-	-	-	-
Benefits	12	10	16	16	20	21	16	17	5	-	-	-	-	-	-	-	-	-	-
Payment made on termination of contract	-	-	-	-	-	-	-	-	520	-	-	-	-	-	-	-	-	-	-
Estimated value of benefits received on termination of contract	-	-	-	-	-	-	-	-	939	-	-	-	-	-	-	-	-	-	-
Total	**609**	**215**	**576**	**512**	**450**	**463**	**495**	**709**	**1,594**	**40**	**36**	**40**	**36**	**15**	**n/a**	**35**	**n/a**	**11**	**34**

* appointed during the year
** retired during the year
*** ceased to be a director in 2002

All emoluments and compensation paid to the directors during the year is shown above. Where the individual was appointed during the year the amount shown is for the period from appointment.

The benefits received by all the executive directors except for Mark Ronald, were cash allowances for a medical examination and for the provision of a car. The benefits for Mike Turner also included a second residence support allowance of £46,123 for the costs of accommodation required in central London. The benefits received by Mark Ronald were a cash allowance for a car, fuel and maintenance for the car, annual medical examination and medical insurance related benefits, and country club membership.

During 2003, non-executive directors were paid a basic fee of £30,000 per annum reflecting the time commitment required as a director and were also paid a fee of £1,000 for each of the six scheduled Board meetings that they attended. Up to 28 April 2003 the chairman of the Audit Committee and the Nominations and Compensation Committee each received an additional fee of £6,000 in recognition of their duties as chairman of those committees. Following changes to the committee structure from 29 April 2003, and to reflect the increasing time commitment required by the committee chairmen to fulfil their duties, the fees of the committee chairmen were reviewed and amended so that the chairmen of the Audit Committee and the Remuneration Committee received additional annual fees of £29,000 and £14,000 respectively and the chairman of the Nominations Committee, who is also the senior independent director, received an additional annual fee of £14,000.

Sir Charles Masefield retired as a director on 28 February 2003 but remains employed by the company on a part-time basis in an overseas representational role. From 1 March 2003 to 31 December 2003 his remuneration was £235,000 and comprised salary and a cash allowance for a car. There were no other payments to former directors during the year other than the payment to Richard Lapthorne referred to in the notes to table F.

Table F
Post retirement benefits

	Age	Accrued pension at 31 December 2003 £ per annum	Increase in accrued benefits excluding inflation £ per annum	Change in accrued pension after allowing for inflation £ per annum	Transfer value at 1 January 2003 £	Transfer value at 31 December 2003 £	Director's contributions £	Increase in transfer value less director's contributions £
C V Geoghegan	49	204,722	38,223	33,629	1,291,114	1,912,360	24,462	596,784
S L Mogford	47	181,879	12,027	7,341	1,199,100	1,544,595	24,462	321,033
M H Ronald	62	391,393	46,502*	36,983	2,866,460**	3,612,433	840	745,133
G W Rose	51	180,416	19,178	14,729	1,469,787	1,998,276	11,302	517,187
M J Turner	55	419,065	70,465	60,847	4,201,602	5,850,884	41,620	1,607,662

* Mark Ronald has exercised a right, allowed under the rules of his supplementary arrangements, for part of his overall pension to be paid for a period of 10 years instead of for the remainder of his life. This right is granted on a cost neutral basis, and the 10 year pension is calculated by multiplying the whole life pension by an actuarial factor. Of the total accrued pension at 31 December 2003, £227,518 will be paid for a period of 10 years only. The corresponding accrued pension at 31 December 2002 allowing for the exercise of this right was £344,892 (of which £189,674 would have been payable for 10 years) and this pension has, for consistency, been used to calculate the increase in accrued benefits in 2003. The 2002 remuneration report disclosed an accrued pension of £275,578 at 31 December 2002 - this figure assumed the right would not be exercised. Of Mark Ronald's total accrued pension at 31 December 2003, £141,833 has a contingent 50% spouse's pension.

** the transfer value at 1 January 2003 is different from the transfer value of £2,338,500 disclosed in the 2002 remuneration report. The transfer value disclosed last year, as calculated by independent actuaries, assumed that certain benefits would commence at age 65 instead of Mark Ronald's actual normal retirement age of 62 and, in addition, it did not take full account of his actual pensionable pay at the end of 2002.

Mark Ronald reached his normal retirement age of 62 in 2003. Mark Ronald ceased to accrue any additional benefits under his non-qualified supplemental pension arrangements after 31 December 2003, and payments commenced under these arrangements in January 2004. The payments are subject to his right to elect to receive lump sum payments in lieu of non-qualified supplemental pension payments. Under the rules of the North America Qualified Plan, Mark Ronald will continue to accrue benefits under the plan until his actual retirement from company service. The accrued pensions and transfer value at 31 December 2003 set out in the table above take account of the pension benefits already in payment. Mark Ronald participates in the Section 401(k) defined contribution arrangement set up for US employees in which the company will match employee contributions up to a limit. In 2003, the company paid contributions of $2,200 (2002 $2,000) into Mark Ronald's 401(k) arrangement.

George Rose's unapproved retirement arrangement is partly funded and partly unfunded. The company's pension contribution to the funded unapproved retirement arrangement for George Rose in 2003 was £1,237,697 (2002 £320,172). There were two main reasons behind the need to pay a substantially higher contribution in 2003; the need to change the actuarial basis underlying the calculations and investment under-performance. The revised actuarial basis is consistent with the funding basis used for the approved pension schemes (with adjustments to take account of the different tax treatment). This change accounts for approximately £735,000 of the contribution in 2003. The company has decided to deal with the under-performance of the underlying investments over a three-year period and, of the amount paid in 2003, £172,000 is accounted for by this item; similar payments are planned for the years 2004 and 2005 (subject to the impact of the UK government's new pension taxation proposals). This treatment reflects our policy for other employees in the same position. The balance of £331,000 represents the normal contributions expected in any one year and this compares directly with the payment in 2002 of £320,172. The accrued benefits shown in table F above include the benefits from the approved and unapproved arrangements.

	Age	Actual pension in payment at 31 December 2003 (excluding AVC pension) £ per annum	Increase in pension in payment £ per annum	Transfer value at 1 January 2003 £	Transfer value at 31 December 2003 £	Change in transfer value over the year £	Change in transfer value over the year less director's contributions £
Sir Richard Evans	61	331,679	4,330	6,328,379	6,316,465	(11,914)	(11,914)
M Lester	63	233,219	6,661	4,103,625	4,309,122	205,497	205,497
Sir Charles Masefield	64	242,214	4,202	4,243,282	4,152,008	(91,274)	(91,274)

Under the rules of the schemes, Sir Richard Evans and Michael Lester commenced their pensions in 2002 having reached normal retirement age. Sir Charles Masefield, who retired from the Board on 28 February 2003, also commenced his pension in 2002 having reached normal retirement age. None of these three individuals have accrued further benefits since retiring other than pension increases awarded to all pensioner members of their pension schemes.

Richard Lapthorne, a former director, has an unfunded pension scheme. In 2003 the company paid Richard Lapthorne £82,758 (2002 £81,375) in respect of this arrangement.

KPMG Audit Plc

Independent auditors' report to the members of BAE SYSTEMS plc

We have audited the financial statements on pages 48 to 91. We have also audited the information in the directors' remuneration report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Report and the directors' remuneration report. As described on page 32, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the group is not disclosed.

We review whether the statement on pages 32 to 35 reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement and the unaudited part of the directors' remuneration report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report to be audited.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the company and the group as at 31 December 2003 and of the profit of the group for the year then ended; and

- the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor

London
25 February 2004

Index to the accounts

Consolidated profit and loss account

for the year ended 31 December

	Notes	2003 £m	Total 2003 £m	2002 £m	Total 2002 £m
Sales	2		**12,572**		12,145
Less: adjustment for share of joint venture sales	2		**(4,185)**		(4,069)
Turnover	2		**8,387**		8,076
Operating costs	3				
Excluding goodwill amortisation and impairment and exceptional items		**(7,717)**		(7,266)	
Goodwill amortisation and impairment	10	**(403)**		(403)	
Exceptional items	6	**(9)**		(797)	
			(8,129)		(8,466)
Operating profit/(loss)			**258**		(390)
Share of operating profit/(loss) of joint ventures					
Excluding goodwill amortisation and impairment and exceptional items		**310**		192	
Goodwill amortisation and impairment	12	**(115)**		(212)	
			195		(20)
			453		(410)
Non-operating exceptional items					
Cessation/reorganisation of commercial aerospace activities	6	**—**		(30)	
Profit on sale of operations	6	**—**		2	
Profit on fixed asset disposals	6	**—**		28	
Profit/(loss) before interest	2		**453**		(410)
Excluding goodwill amortisation and impairment and exceptional items		980		1,002	
Goodwill amortisation and impairment		(518)		(615)	
Exceptional items		(9)		(797)	
Interest	4				
Net interest		**(194)**		(194)	
Share of net interest of joint ventures		**(26)**		(12)	
			(220)		(206)
Profit/(loss) on ordinary activities before taxation	2		**233**		(616)
Tax	7				
Tax on profit excluding exceptional items		**(128)**		(158)	
Tax on exceptional items		**3**		177	
Share of tax of joint ventures		**(100)**		(89)	
			(225)		(70)
Profit/(loss) on ordinary activities after taxation			**8**		(686)
Equity minority interests	26		**(2)**		—
Profit/(loss) for the financial year			**6**		(686)
Dividends	8				
Equity: ordinary shares		**(281)**		(281)	
Non-equity: preference shares		**(21)**		(21)	
			(302)		(302)
Retained loss	24		**(296)**		(988)
Basic and diluted loss per share	9		**(0.5)p**		(23.2)p
Basic and diluted earnings per share	9				
Excluding goodwill amortisation and impairment and exceptional items			**16.6p**		17.3p

The results for 2003 and 2002 arose from continuing activities.

Balance sheets

as at 31 December

		Group		Company	
			Restated[1]		Restated[1]
		2003	2002	**2003**	2002
	Notes	**£m**	£m	**£m**	£m
Fixed assets					
Intangible assets	10	**6,000**	6,417	**—**	—
Tangible assets	11	**1,699**	1,709	**33**	38
Investments	12				
Share of gross assets of joint ventures, including goodwill		**7,827**	7,147	**—**	—
Share of gross liabilities of joint ventures		**(6,212)**	(5,654)	**—**	—
Share of joint ventures		**1,615**	1,493	**—**	—
Others		**95**	22	**4,060**	4,720
		1,710	1,515		
		9,409	9,641	**4,093**	4,758
Current assets					
Stocks	13	**775**	768	**2**	2
Debtors due within one year	14	**2,588**	2,673	**6,465**	6,105
Debtors due after one year	14	**927**	805	**274**	198
Investments	15 & 28	**883**	776	**780**	599
Cash at bank and in hand	28	**780**	930	**658**	919
		5,953	5,952	**8,179**	7,823
Current liabilities					
Loans and overdrafts	16 & 28	**(779)**	(1,070)	**(785)**	(916)
Creditors	18	**(5,846)**	(5,489)	**(9,062)**	(9,323)
		(6,625)	(6,559)	**(9,847)**	(10,239)
Net current liabilities		**(672)**	(607)	**(1,668)**	(2,416)
Total assets less current liabilities		**8,737**	9,034	**2,425**	2,342
Liabilities falling due after one year					
Loans	16 & 28	**(1,749)**	(1,913)	**(768)**	(870)
Creditors	18	**(482)**	(449)	**(13)**	(49)
		(2,231)	(2,362)	**(781)**	(919)
Provisions for liabilities and charges	19	**(900)**	(987)	**—**	(3)
	2	**5,606**	5,685	**1,644**	1,420
Capital and reserves					
Called up share capital	23	**143**	143	**143**	143
Share premium account	24	**412**	412	**412**	412
Own shares	24	**(9)**	(11)	**(9)**	(11)
		546	544	**546**	544
Statutory reserve	25	**202**	202	**202**	202
Other reserves	24	**5,370**	5,260	**142**	161
Profit and loss account	24	**(527)**	(341)	**754**	513
Shareholders' funds					
Equity		**5,325**	5,399	**1,378**	1,154
Non-equity	23	**266**	266	**266**	266
		5,591	5,665	**1,644**	1,420
Equity minority interests	26	**15**	20	**—**	—
		5,606	5,685	**1,644**	1,420

Approved by the Board on 25 February 2004 and signed on its behalf by:

M J Turner — Chief executive

G W Rose — Group finance director

[1] see notes 1 and 24

Consolidated cash flow statement

for the year ended 31 December

	Notes	2003 £m	2002 £m
Net cash inflow from operating activities	29	**836**	136
Dividends from joint ventures		**37**	78
Returns on investments and servicing of finance	29	**(138)**	(171)
Taxation	29	**75**	(89)
Capital expenditure and financial investment	29	**(248)**	(183)
Acquisitions and disposals	29	**(62)**	41
Equity dividends paid		**(281)**	(281)
Net cash inflow/(outflow) before financing and management of liquid resources		**219**	(469)
Management of liquid resources	29	**206**	(20)
Financing	29	**(380)**	(236)
Net increase/(decrease) in cash available on demand		**45**	(725)

Reconciliation of net cash flow to net debt

for the year ended 31 December

	Notes	2003 £m	2002 £m
Net increase/(decrease) in cash available on demand		**45**	(725)
Net (decrease)/increase in liquid resources		**(206)**	20
Net decrease in other loans included within net funds		**380**	268
Change in net funds from cash flows		**219**	(437)
Adjustment to Exchange Property	28	**121**	(136)
Foreign exchange	28	**72**	97
Net increase/(decrease) in net funds		**412**	(476)
Net funds at 1 January		**(1,277)**	(801)
Net funds at 31 December	28	**(865)**	(1,277)
Cash on customers' account	28	**(5)**	(21)
Net debt as defined by the group		**(870)**	(1,298)

Other group statements

Statement of total recognised gains and losses

for the year ended 31 December

	Notes	2003 £m	2002 £m
(Loss)/profit for the financial year			
Group, excluding joint ventures		(63)	(565)
Joint ventures		69	(121)
Total profit/(loss) for the financial year		6	(686)
Currency translation on foreign currency net investments – subsidiaries		(93)	(92)
– joint ventures		181	192
Adjustment to Exchange Property	17	121	(136)
Unrealised gain on exchange of interests	10	11	—
Write down of previously revalued fixed assets	24	(3)	—
Other recognised gains and losses relating to the year (net)		217	(36)
Total recognised gains and losses relating to the year		223	(722)

Note of historical cost profits and losses

for the year ended 31 December

	2003 £m	2002 £m
Reported profit/(loss) on ordinary activities before taxation	233	(616)
Difference between historical cost and revalued amount		
Depreciation on land and buildings	5	2
Disposal of land and buildings	14	40
Historical cost profit/(loss) before tax on ordinary activities	252	(574)
Historical cost loss for the year retained after tax, minority interests and dividends	(277)	(946)

Reconciliation of movements in shareholders' funds

for the year ended 31 December

	Notes	2003 £m	Restated[1] 2002 £m
Profit/(loss) for the financial year		6	(686)
Dividends	8	(302)	(302)
		(296)	(988)
Other recognised gains and losses relating to the year (net)		217	(36)
Exercise of share options		—	32
Share based payments	24	5	—
Write back of goodwill on disposals		—	32
Net decrease in shareholders' funds		(74)	(960)
Opening shareholders' funds (restated)		5,665	6,625
Closing shareholders' funds		5,591	5,665

[1] see notes 1 and 24

1 Accounting policies

Basis of preparation

The accounts are drawn up in accordance with applicable accounting standards under the historical cost convention as modified by the revaluation of certain land and buildings and the treatment adopted in respect of the valuation of certain current asset investments (see note 17).

The addition of Application Note G 'Revenue Recognition' to Financial Reporting Standard 5 – Reporting the substance of transactions (FRS 5) has not impacted the reported results and no adjustment to the recognition of revenue and profit has been necessary.

Following the issuance of Urgent Issues Task Force Abstract 38 – Accounting for ESOP trusts (UITF 38) the group has amended its accounting policy for such trusts. This has resulted in the reclassification of own shares held as a deduction from shareholders' funds and the restatement of comparative figures as set out in note 24 on page 78.

As required by the Companies Act 1985, the directors have adopted the true and fair override in respect of the accounting for the Exchange Property (see note 17).

Basis of consolidation

The accounts of the group consolidate the results of the company and its subsidiary undertakings, and include its share of its joint ventures' results on the gross equity method, all of which are made up to 31 December.

The acquisition method of accounting has been adopted for businesses acquired with fair values applied to the acquired operation. The results of such businesses are included in the consolidated profit and loss account from the date of acquisition, up to the date of disposal or closure.

From 1 January 2002, where the group contributes a business, or other non-monetary asset for an interest in a subsidiary, joint venture or associate, such transactions are recorded so that the reduction in ownership of the business being contributed is accounted for as a disposal while the increased interest in the enlarged group or new interest in the business contributed by other parties to the transaction are accounted for as an acquisition. Fair values are applied to those operations which are subject to the exchange and which have not previously been held within the group. Any loss or realised gain resulting from the transaction is recorded in the profit and loss account while any unrealised gain is recorded in the statement of total recognised gains and losses. Prior to 31 December 2001 such exchanges of interest were recorded so as to reflect the economic substance of the transaction.

Goodwill

Goodwill arising on consolidation, on an exchange of interest, or on acquisition of joint venture interests, is capitalised in respect of all transactions from 1 January 1998. Such goodwill is amortised on a straight line basis through the profit and loss account over its estimated useful economic life, based upon assessments of the durability of markets, product ranges and projected future profitability of the businesses concerned. Prior to 1998, goodwill was either capitalised and amortised through the profit and loss account or was written off directly to reserves depending upon the circumstances of each acquisition. To date all goodwill capitalised has been assessed as having a 20 year estimated useful economic life.

Impairment reviews are undertaken at the end of the first full financial year following each acquisition and also if events or changes in circumstance indicate that such a review is necessary.

On the subsequent disposal or termination of a previously acquired business, the profit and loss on disposal or termination is calculated including any remaining capitalised goodwill or the gross amount of any related goodwill previously written off directly to reserves, as appropriate.

Company accounts

In the company's accounts, all fixed asset investments (including subsidiary undertakings and joint ventures) are stated at cost (or valuation in respect of certain listed investments) less provisions for permanent diminutions. Dividends received and receivable are credited to the company's profit and loss account. In accordance with section 230(4) of the Companies Act 1985 the company is exempt from the requirement to present its own profit and loss account. The amount of the profit for the financial year of the company is disclosed in note 24 to these accounts.

Relief under sections 131 and 133 of the Companies Act 1985 is taken whenever possible. Accordingly the difference between the fair value and aggregate nominal value of shares is not recognised in either shareholders' funds or cost of investment.

1 Accounting policies (continued)

Revenue recognition
Sales are recognised when the group obtains the right to consideration in exchange for its performance, this is usually when title passes or a separately identifiable phase of a contract or development has been completed and accepted by the customer. Sales comprise the net value of such deliveries made, work completed or services rendered during the year and include the group's net share of sales of joint ventures. Turnover represents sales made by the company and its subsidiary undertakings, excluding the group's share of sales of joint ventures.

Profit is recognised at the time of sale. In the case of contracts with extended delivery programmes, it is arrived at by reference to the estimated overall profitability of the contract and appropriate provision is made for any losses in the year in which they are first foreseen.

Foreign currencies
Transactions in overseas currencies are translated at the exchange rate ruling at the date of the transaction or, where forward cover contracts have been arranged, at the contracted rates. Monetary assets and liabilities denominated in foreign currencies are retranslated at the exchange rates ruling at the balance sheet date or at a contracted rate if applicable and any exchange differences arising are taken to the profit and loss account.

For consolidation purposes the assets and liabilities of overseas subsidiary undertakings and joint ventures are translated at the closing exchange rates. Profit and loss accounts of such undertakings are consolidated at the average rates of exchange during the year. Exchange differences arising on foreign currency net investments are taken to reserves.

Research and development
Group funded revenue expenditure on research and development is written off as incurred and charged to the profit and loss account, except where substantially supported under contract.

Tangible fixed assets
Depreciation is provided, normally on a straight line basis, to write off the cost or valuation of tangible fixed assets over their estimated useful economic lives to any estimated residual value, using the following rates:

Buildings	— up to 50 years, or the lease term if shorter
Research equipment	— 8 years
Computing equipment, motor vehicles and short life works equipment	— 3 to 5 years
Other equipment	— 10 to 15 years, or the project life if shorter

In the group's North America business, depreciation is normally provided on a basis consistent with cost reimbursement profiles under US government contracts. Typically this provides for a faster rate of depreciation than would otherwise arise on a straight line basis.

No depreciation is provided on freehold land and assets in the course of construction.

Impairment reviews are undertaken if there are indications that the carrying values may not be recoverable.

Leases
Assets obtained under finance leases are included in tangible fixed assets at cost and are depreciated over their useful economic lives, or the term of their lease, whichever is shorter. Future instalments under such leases, net of finance charges, are included within loans. Rental payments are apportioned between the finance element, which is charged as interest to the profit and loss account, and the capital element, which reduces the outstanding obligation for future instalments, so as to give a constant rate of charge on the outstanding obligation.

Rental payments under operating leases are charged to the profit and loss account on a straight line basis in arriving at operating profit.

Assets held for leasing out under operating leases are included in tangible fixed assets at cost less depreciation. Rental income from aircraft operating leases is recognised in sales as the receipts fall due.

1 Accounting policies (continued)

Stocks
Stocks are stated at the lower of cost, including all relevant overhead expenditure, and net realisable value.

Long-term contracts – the amount of profit attributable to the stage of completion of a long-term contract is arrived at by reference to the estimated overall profitability of the contract. Appropriate provisions are made for any losses in the year in which they are first foreseen. Work in progress relating to long-term contracts is stated at cost less provision for anticipated losses.

Development properties – the net realisable value is based on advice received from independent valuers and assumes the grant of relevant planning consent but excludes any development profit.

Cash received on customers' account and customer stage payments
Amounts received from customers in accordance with the terms of contracts which specify payments in advance of delivery are credited, as progress payments, against any expenditure incurred upon stocks or work in progress for the particular contract. Any unexpended balance is held in creditors as customer stage payments or, if the amounts are subject to advance payment guarantees unrelated to company performance, as cash received on customers' account. Cash received on customers' account is excluded from the figure for net debt as defined by the group.

Aircraft financing
The group is exposed to actual and contingent liabilities arising from commercial aircraft financing, both from financing arranged directly by the group and from that arranged by third parties where the group has provided guarantees or has other recourse obligations. Provision for these risks is made on a systematic basis.

Financial instruments
The group uses derivative financial instruments to hedge its exposures to fluctuations in interest and foreign exchange rates. Instruments accounted for as hedges are designated as a hedge at the inception of contracts. Receipts and payments on interest rate instruments are recognised on an accruals basis, over the life of the instrument. Gains and losses on foreign currency hedges are recognised on maturity of the underlying transaction, other than translational hedges of foreign currency investments which are taken to reserves. Gains and losses arising from retiming of foreign exchange transactional cover are deferred to match the maturity of the underlying exposure. Gains or losses arising on hedging instruments which are cancelled due to the termination of underlying exposure are taken to the profit and loss account immediately. Finance costs associated with debt issuances are charged to the profit and loss account over the life of the instruments.

Short-term debtors and creditors that meet the definition of a financial asset or liability respectively have been excluded from the Financial Reporting Standard 13 – Derivatives and other financial instruments (FRS 13) disclosures where permitted by that standard.

Tax
The charge for taxation is based on the profit for the year and takes account of taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Deferred tax is recognised on an undiscounted basis in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date where there is an obligation to pay more tax, or a right to pay less tax, in the future.

Pensions and other post retirement benefits
These costs have been provided under Statement of Standard Accounting Practice 24 – Accounting for pension costs (SSAP 24) where the expected cost of providing pensions and other post retirement benefits, as calculated periodically by independent actuaries, is charged to the profit and loss account so as to spread the cost over the expected average remaining service lives of current employees. The group operates several pension schemes providing benefits based on final pensionable pay. The assets of the schemes are held separately from those of the group.

The group has followed the transitional disclosure arrangements required by Financial Reporting Standard 17 – Retirement benefits (FRS 17).

Share options
In accordance with Urgent Issues Task Force Abstract 25 – National insurance contributions on share option gains (UITF 25) the group provides in full for the employer's national insurance liability estimated to arise on the future exercise of share options granted, except where the employee has agreed to settle the employer's national insurance liability as a condition of the grant of the options.

The group has taken advantage of the exemption offered in Urgent Issues Task Force Abstract 17 – Employee share schemes (UITF 17) from charging to the profit and loss account the 20% discount offered to employees partaking in such company operated SAYE schemes.

As required under Urgent Issues Task Force Abstract 38 – Accounting for ESOP trusts (UITF 38) the cost to the company of own shares held is now shown as a deduction from shareholders' funds. Consideration paid or received for the purchase or sale of the company's own shares in the ESOP trust is shown separately in the reconciliation of movements in shareholders' funds.

2 Segmental analysis

Analysis by business group

	Sales 2003 £m	Sales 2002 £m	Less: share of JV sales 2003 £m	Less: share of JV sales 2002 £m	Add: sales to JVs 2003 £m	Add: sales to JVs 2002 £m	Turnover 2003 £m	Turnover 2002 £m	Intra-group sales 2003 £m	Intra-group sales 2002 £m
Programmes	**2,436**	2,171	**(294)**	(637)	**211**	545	**2,353**	2,079	**(62)**	(111)
Customer Solutions & Support	**2,166**	2,258	**(164)**	(108)	**—**	—	**2,002**	2,150	**(124)**	(125)
International Partnerships	**1,685**	1,648	**(1,496)**	(1,648)	**—**	—	**189**	—	**—**	—
Avionics	**1,127**	1,085	**(12)**	(17)	**—**	—	**1,115**	1,068	**(477)**	(358)
North America	**2,700**	2,627	**—**	—	**—**	—	**2,700**	2,627	**(64)**	(66)
Commercial Aerospace	**2,924**	2,773	**(2,683)**	(2,491)	**137**	159	**378**	441	**(20)**	(57)
HQ and other businesses	**316**	345	**(3)**	—	**—**	—	**313**	345	**(35)**	(45)
	13,354	12,907	**(4,652)**	(4,901)	**348**	704	**9,050**	8,710		
Intra-group sales	**(782)**	(762)					**(782)**	(762)	**(782)**	(762)
JV sales between business groups					**119**	128	**119**	128	**119**	128
	12,572	12,145	**(4,652)**	(4,901)	**467**	832	**8,387**	8,076	**(663)**	(634)

At business group level, sales to JVs are eliminated within the respective business group. Sales to JVs within other business groups are included in the intra-group sales adjustment. Sales to JVs are reinstated to derive external turnover.

	Profit/(loss) before tax excluding exceptional items 2003 £m	Profit/(loss) before tax excluding exceptional items 2002 £m	Profit/(loss) before tax 2003 £m	Profit/(loss) before tax 2002 £m	Goodwill amortisation and impairment 2003 £m	Goodwill amortisation and impairment 2002 £m
Programmes	**56**	69	**56**	(708)	**29**	29
Customer Solutions & Support	**411**	454	**411**	450	**4**	4
International Partnerships	**65**	(11)	**65**	(11)	**57**	163
Avionics	**12**	66	**9**	64	**134**	134
North America	**232**	247	**232**	247	**226**	229
Commercial Aerospace	**204**	195	**204**	195	**63**	49
HQ and other businesses	**—**	(18)	**(6)**	(32)	**5**	7
	980	1,002	**971**	205	**518**	615
Less: cessation/reorganisation of commercial aerospace activities	**—**	—	**—**	(30)		
exceptional profit on sale of operations	**—**	—	**—**	2		
exceptional profit on fixed asset disposals	**—**	—	**—**	28		
goodwill amortisation and impairment	**(518)**	(615)	**(518)**	(615)		
interest	**(220)**	(206)	**(220)**	(206)		
	242	181	**233**	(616)		

	Net assets 2003 £m	Net assets Restated[1] 2002 £m
Programmes	**(545)**	(519)
Customer Solutions & Support	**222**	257
International Partnerships	**715**	677
Avionics	**2,034**	2,126
North America	**3,691**	3,950
Commercial Aerospace	**599**	363
HQ and other businesses	**(45)**	125
	6,671	6,979
Less: net tax (creditor)/debtor	**(195)**	4
net debt	**(870)**	(1,298)
	5,606	5,685

Rental income in 2003 from aircraft operating leases included within turnover is £46m (2002 £47m).

The allocation of exceptional items to business groups is analysed further in note 6.

The group's principal joint venture interests are: Eurofighter Jagdflugzeug GmbH and Panavia Aircraft GmbH reported in Programmes; Flagship Training Ltd and Fleet Support Ltd reported in Customer Solutions & Support; MBDA SAS, Saab AB and AMS NV reported in International Partnerships; and Airbus SAS reported in Commercial Aerospace.

[1] see note 24

2 Segmental analysis (continued)

Analysis by geographical location

	Geographical destination				Geographical origin			
	Sales		Turnover		Sales		Turnover	
	2003 £m	2002 £m	2003 £m	2002 £m	2003 £m	2002[1] £m	2003 £m	2002 £m
United Kingdom	**2,755**	2,372	**2,290**	1,962	**5,670**	5,420	**5,283**	5,192
Rest of Europe	**2,362**	2,435	**653**	794	**3,978**	3,861	**203**	65
Middle East	**2,479**	2,223	**1,989**	2,010	**—**	—	**—**	—
USA and Canada	**3,864**	4,171	**2,959**	2,881	**2,734**	2,688	**2,731**	2,674
Asia and Pacific	**879**	698	**416**	406	**186**	175	**166**	144
Africa, Central and South America	**233**	246	**80**	23	**4**	1	**4**	1
	12,572	12,145	**8,387**	8,076	**12,572**	12,145	**8,387**	8,076

	Geographical origin							
	Profit/(loss) before interest				Net assets			
	Excluding JVs		*Including JVs*		*Excluding JVs*		*Including JVs*	
	2003 £m	2002 £m	2003 £m	2002[1] £m	2003 £m	Restated[2] 2002[1] £m	2003 £m	Restated[2] 2002[1] £m
United Kingdom	**237**	(444)	**275**	(470)	**1,236**	1,528	**1,265**	1,566
Rest of Europe	**4**	(26)	**158**	(23)	**122**	18	**1,681**	1,440
USA and Canada	**8**	72	**10**	74	**3,683**	3,942	**3,704**	3,952
Asia and Pacific	**8**	8	**9**	8	**14**	(3)	**22**	19
Africa, Central and South America	**1**	—	**1**	1	**1**	1	**(1)**	2
	258	(390)	**453**	(410)	**5,056**	5,486	**6,671**	6,979
Less: net tax (creditor)/debtor					**(195)**	4	**(195)**	4
net debt					**(870)**	(1,298)	**(870)**	(1,298)
					3,991	4,192	**5,606**	5,685

[1] the figures for geographical origin analysis of sales, profit/(loss) before interest (including JVs) and net assets for 2002 have been reclassified to provide consistent presentation
[2] see note 24

3 Operating costs

	2003 £m	2002 £m
Raw materials and other bought in stock	**2,927**	2,606
Change in stocks of finished goods and work in progress	**(457)**	(387)
Staff costs (note 5)	**2,966**	2,795
Depreciation, amortisation and impairment	**625**	615
Other operating charges	**2,237**	3,148
Other operating income	**(169)**	(311)
	8,129	8,466

Included within the analysis of operating costs are the following expenses:

	2003 £m	2002 £m
Operating lease charges – within other operating charges		
Plant and machinery	**4**	11
Other, including aircraft	**100**	68
Exceptional items (note 6):		
Contract loss provisions created – within other operating charges	**—**	750
Others:		
Raw materials and other bought in stock	**—**	1
Staff costs	**2**	7
Depreciation, amortisation and impairment	**—**	1
Other operating charges	**7**	38
	9	797

Research and development expenditure was £1,713m (2002 £1,603m) of which £614m (2002 £704m) related to joint ventures.

3 Operating costs (continued)

Audit fees

The remuneration of the group's principal auditors for the year ended 31 December 2003 for statutory audit work was £3,734,000 (2002 £3,572,000), including £600,000 (2002 £575,000) in relation to the company.

Analysis of non audit fees

	2003 UK £'000	2003 Overseas £'000	2003 Total £'000	2002 UK £'000	2002 Overseas £'000	2002 Total £'000
Audit services						
Statutory audit related	**296**	**—**	**296**	365	—	365
Audit related regulatory reporting	**33**	**—**	**33**	33	—	33
Further assurance services						
Advice on accounting matters	**1,307**	**213**	**1,520**	2,236	103	2,339
Internal controls	**—**	**—**	**—**	—	75	75
Due diligence	**575**	**—**	**575**	286	—	286
Tax services						
Compliance	**285**	**1,488**	**1,773**	639	1,180	1,819
Advisory	**482**	**534**	**1,016**	1,549	392	1,941
Other services	**—**	**16**	**16**	—	56	56
	2,978	**2,251**	**5,229**	5,108	1,806	6,914

Audit services includes the review of the Interim Report of the group. Tax services includes tax compliance support and services in relation to the group's expatriate employees based around the world. The majority of services provided outside the UK were provided in the US.

4 Interest and other similar items

	2003 £m	2002[1] £m
Interest receivable and similar income	**51**	47
Interest payable and similar charges:		
On bank loans and overdrafts	**(7)**	(8)
On finance leases	**(1)**	(1)
On bonds and other financial instruments	**(165)**	(193)
Adjustment to net present value liabilities in respect of aircraft financing	**(41)**	(39)
Adjustment to aircraft financing liabilities due to changes in expected timing of receipts and payments	**(24)**	—
Other net present value adjustments	**(7)**	—
	(245)	(241)
Net interest arising on activities excluding joint ventures	**(194)**	(194)
Share of net interest of joint ventures	**(26)**	(12)
	(220)	(206)

[1] the 2002 figures have been reclassified to provide consistent presentation

5 Employees and directors

The weekly average and year end numbers of employees, excluding those in joint ventures, were as follows:

	Weekly average		At year end	
	2003 Number '000	2002 Number '000	**2003 Number '000**	2002 Number '000
Programmes	**19.6**	20.0	**19.2**	20.3
Customer Solutions & Support	**9.1**	9.0	**8.9**	8.9
International Partnerships	**1.6**	—	**1.7**	—
Avionics	**9.5**	10.2	**9.3**	9.9
North America	**22.8**	21.5	**23.2**	21.6
Commercial Aerospace	**2.5**	4.1	**2.3**	3.3
HQ and other businesses	**3.8**	4.6	**3.8**	4.1
Group employees excluding joint venture employees	**68.9**	69.4	**68.4**	68.1

The aggregate payroll costs of group employees excluding joint venture employees were:

	2003 £m	2002 £m
Wages and salaries	**2,580**	2,443
Social security costs	**225**	203
Other pension costs (note 27)	**161**	149
	2,966	2,795

Total directors' emoluments, excluding company pension contributions, were £5,496,370 (2002 £4,410,535). No amounts were paid this year or last year to past directors relating to pensions other than those disclosed in the remuneration report. Fuller disclosures on directors' remuneration are set out in the remuneration report on pages 36 to 45.

6 Exceptional items

	2003 £m	2002 £m
Operating exceptional items		
Contract loss provisions	**—**	(750)
Prior year rationalisation programmes	**(6)**	(45)
BAe/MES integration costs	**(3)**	(2)
	(9)	(797)
Non-operating exceptional items		
Cessation/reorganisation of commercial aerospace activities	**—**	(30)
Profit on sale of operations	**—**	2
Profit on fixed asset disposals	**—**	28
Exceptional loss included within profit before interest and tax	**(9)**	(797)

Operating exceptional items

Contract loss provisions

The contract loss provisions incurred in 2002 related to the Nimrod (charge of £500m before tax credit of £150m) and Astute (charge of £250m before tax credit of £28m) programmes. These provisions recognised fully the consequence of delays on the Nimrod programme and the residual design and development risks on both programmes. The provisions were set off against the long-term contract balances held in stock on these programmes.

As the provisions were transferred to stock the net cash outflow arising in 2003 in respect of these exceptional charges has not been separately recorded.

6 Exceptional items (continued)

Prior year rationalisation programmes
Rationalisation programmes were initiated in 1999 and 2000 in response to capacity excesses across a number of business groups.

The total costs associated with these programmes were estimated at the time of the respective announcements at £475m. To date costs of £500m have been recorded as exceptional charges. The profit and loss impact in 2003 has been a charge of £6m (2002 £45m), before a tax credit of £2m (2002 £12m). The net cash outflow in 2003 amounted to £4m (2002 £52m), before taking into account the cash benefits of tax relief.

BAe/MES integration costs
Costs associated with the integration of the former MES and British Aerospace businesses incurred in 2003 amounted to £3m (2002 £2m), before a tax credit of £1m (2002 £1m). The net cash outflow in 2003 amounted to £3m (2002 £2m), before taking into account the cash benefits of tax relief.

The profit and loss account impact of the operating exceptional charges by business group is as follows:

	2003			2002			
	Rationalisation programmes £m	BAe/MES integration costs £m	Total £m	Contract loss provisions £m	Rationalisation programmes £m	BAe/MES integration costs £m	Total £m
Programmes	—	—	—	750	27	—	777
Customer Solutions & Support	—	—	—	—	4	—	4
Avionics	—	3	3	—	—	2	2
HQ and other businesses	6	—	6	—	14	—	14
	6	3	9	750	45	2	797

Non-operating exceptional items

Cessation/reorganisation of commercial aerospace activities
In 2001, the group decided to close its regional jet manufacturing operations and reorganise certain other commercial aerospace activities at a cost of £400m. An amount of £370m, before a tax credit of £111m, was charged to the profit and loss account in 2001 and the remaining £30m, before a tax credit of £9m, charged in 2002. The cash outflow in 2003 in respect of these prior year exceptional charges was £62m (2002 £155m), before taking into account the cash benefits of tax relief.

Sale of operations
In 2002, the group disposed of its Advanced Systems' Gaithersburg operation in the US resulting in an exceptional gain of £50m, reported in the North America business group.

Also in 2002, the group disposed of the Heckler & Koch small arms business resulting in an exceptional loss of £48m including goodwill of £32m previously written off to reserves, reported in HQ and other businesses.

Fixed asset disposals
The exceptional gain of £28m in 2002, reported in HQ and other businesses, resulted from the disposal of certain of the group's surplus properties arising from the prior year rationalisation programmes referred to above.

7 Tax

	UK		Overseas		Share of joint ventures		Total	
	2003 £m	2002 £m	2003 £m	2002 £m	2003 £m	2002 £m	2003 £m	2002 £m
Current tax								
Current tax charge for the year	**(87)**	(122)	**(15)**	(20)	**(94)**	(31)	**(196)**	(173)
Adjustment in respect of prior years	**10**	(20)	**(15)**	11	**1**	1	**(4)**	(8)
	(77)	(142)	**(30)**	(9)	**(93)**	(30)	**(200)**	(181)
Double taxation relief	**32**	—	**—**	—	**—**	—	**32**	—
	(45)	(142)	**(30)**	(9)	**(93)**	(30)	**(168)**	(181)
Deferred tax								
Origination and reversal of timing differences	**(54)**	(2)	**(22)**	(21)	**(12)**	(61)	**(88)**	(84)
Adjustment in respect of prior years	**25**	9	**(2)**	7	**5**	2	**28**	18
	(29)	7	**(24)**	(14)	**(7)**	(59)	**(60)**	(66)
Tax on the results excluding exceptional items	**(74)**	(135)	**(54)**	(23)	**(100)**	(89)	**(228)**	(247)
Exceptional items								
Current tax – credit for the year	**2**	182	**—**	(16)	**—**	—	**2**	166
Deferred tax – origination and reversal of timing differences	**1**	11	**—**	—	**—**	—	**1**	11
	3	193	**—**	(16)	**—**	—	**3**	177
Total tax after exceptional items	**(71)**	58	**(54)**	(39)	**(100)**	(89)	**(225)**	(70)
Current tax charge for the year								
– excluding exceptional items	**(45)**	(142)	**(30)**	(9)	**(93)**	(30)	**(168)**	(181)
– exceptional items	**2**	182	**—**	(16)	**—**	—	**2**	166
	(43)	40	**(30)**	(25)	**(93)**	(30)	**(166)**	(15)
Deferred tax charge for the year								
– excluding exceptional items	**(29)**	7	**(24)**	(14)	**(7)**	(59)	**(60)**	(66)
– exceptional items	**1**	11	**—**	—	**—**	—	**1**	11
	(28)	18	**(24)**	(14)	**(7)**	(59)	**(59)**	(55)

The current tax charge for the year is higher than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2003 £m	2002 £m
Profit/(loss) before taxation	**233**	(616)
Tax (charge)/credit on profit/(loss) at UK rate of 30% (2002 – 30%)	**(70)**	185
Expenses not tax effected	**(56)**	(42)
Income not tax effected	**30**	48
Accelerated capital allowances	**28**	(23)
Rate adjustments relating to overseas profits	**(1)**	(4)
Utilisation of tax losses	**17**	4
Non tax effected losses	**(1)**	(67)
Adjustments in respect of prior years	**(4)**	(8)
Non tax deductible goodwill	**(136)**	(163)
Adjustments relating to joint ventures	**(8)**	23
Other	**35**	32
Current tax charge for the year	**(166)**	(15)

8 Dividends

	2003 £m	2002 £m
Equity dividends		
Interim 3.7p dividend per ordinary share paid (2002 3.7p)	**113**	113
Final 5.5p dividend per ordinary share proposed (2002 5.5p)	**168**	168
	281	281
Non-equity dividends		
7.75p dividend per preference share	**21**	21
	302	302

9 Earnings per share

	2003		2002	
	£m	Basic and diluted pence per share	£m	Basic and diluted pence per share
Profit/(loss) for the financial year	**6**		(686)	
Preference dividends	**(21)**		(21)	
Loss for the financial year after preference dividends	**(15)**	**(0.5)**	(707)	(23.2)
Add back: Goodwill amortisation and impairment (notes 10 & 12)	**518**	**16.9**	615	20.2
Exceptional items (note 6)	**9**	**0.3**	797	26.1
Tax on exceptional items (note 7)	**(3)**	**(0.1)**	(177)	(5.8)
Earnings excluding goodwill amortisation and impairment and exceptional items	**509**	**16.6p**	528	17.3p

	2003 Number m	2002 Number m
Weighted average number of shares used in calculating earnings per share	**3,057**	3,053

Earnings per share is calculated by reference to earnings excluding goodwill amortisation and impairment and exceptional items in addition to that required by Financial Reporting Standard 14 – Earnings per share (FRS 14) as the directors consider that this gives a more appropriate indication of underlying performance.

In accordance with FRS 14 the diluted earnings per share calculations are without reference to adjustments in respect of options and preference shares, as assumed conversion would be anti-dilutive.

10 Intangible fixed assets

Goodwill arising from acquisition of subsidiary undertakings:

	Group £m
Cost or valuation	
At 1 January 2003	7,567
Acquisitions	66
Exchange of interests	49
Adjustments to provisional fair values	(11)
Exchange adjustments	(118)
At 31 December 2003	7,553
Amortisation and impairment	
At 1 January 2003	1,150
Charge for the year	403
At 31 December 2003	1,553
Net book value	
At 31 December 2003	**6,000**
At 31 December 2002	6,417

Goodwill represents the excess of the fair value of the consideration given over the fair value of the separable net assets acquired.

Acquisitions

MEVATEC Corporation
In March 2003, the group acquired 100% of MEVATEC Corporation, in the US, for a cash consideration of £52m (excluding cash acquired of £11m). Provisional goodwill arising on consolidation amounted to £48m. The company provides professional technical services to the US market and has been renamed BAE Systems Analytical Solutions.

Advanced Power Technologies, Inc.
In March 2003, the group acquired 100% of Advanced Power Technologies, Inc., in the US, for a total cash consideration of £18m. Provisional goodwill arising on consolidation amounted to £15m. The company provides communications and networking solutions to the US market and has been renamed BAE Systems Advanced Technologies.

Piper Group Plc
In April 2003, the group acquired 100% of Piper Group Plc for a total cash consideration of £3m. Provisional goodwill arising on consolidation amounted to £3m. The company provides technology services.

Exchange of interests – Atlas Elektronik
In August 2003, agreement was reached on the final separation of the STN Atlas business, whereby the group's 49% joint venture interest in STN Atlas was exchanged for a 100% interest in its naval systems business, Atlas Elektronik. BAE Systems has held full control of the naval business since 1 January 2003, so this has been deemed the date of the transaction for accounting purposes.

A provisional unrealised gain arising from this exchange of interests of £11m has been taken directly to reserves, in accordance with UITF 31 (see note 24).

Adjustment to provisional fair values
Post acquisition fair value adjustments of £11m have been made in respect of Corbett Technologies, Inc. and Condor Pacific Industries, Inc. which were acquired in November 2002 and December 2002 respectively. These relate to the identification of deferred tax assets which have increased net assets acquired and consequently reduced goodwill on acquisition.

Charge for the year
The charge for the year of £403m includes £20m impairment of goodwill relating to the Precision Aerostructures business within Commercial Aerospace.

Goodwill arising on joint ventures is set out in note 12.

11 Tangible fixed assets

	Group			Company		
	Land and buildings £m	Plant and equipment £m	Total £m	Land and buildings £m	Plant and equipment £m	Total £m
Cost or valuation						
At 1 January 2003	1,459	2,436	3,895	42	35	77
Additions	72	171	243	—	5	5
Exchange of interests (note 10)	21	12	33	—	—	—
Transfer from stock	13	2	15	—	—	—
Disposals	(52)	(168)	(220)	—	(1)	(1)
Transfer to stock	—	(2)	(2)	—	—	—
Exchange adjustments	(26)	(57)	(83)	—	—	—
At 31 December 2003	1,487	2,394	3,881	42	39	81
Depreciation and impairment						
At 1 January 2003	385	1,801	2,186	15	24	39
Disposals	(10)	(162)	(172)	—	—	—
Charge for the year	54	168	222	1	8	9
Exchange adjustments	(12)	(42)	(54)	—	—	—
At 31 December 2003	417	1,765	2,182	16	32	48
Net book value						
At 31 December 2003	**1,070**	**629**	**1,699**	**26**	**7**	**33**
At 31 December 2002	1,074	635	1,709	27	11	38

The amounts above at 31 December 2003 include:

	Land and buildings £m	Plant and equipment £m	Total £m	Land and buildings £m	Plant and equipment £m	Total £m
Capitalised finance leases:						
Cost	2	294	296	—	24	24
Accumulated depreciation	—	249	249	—	23	23
Depreciation charge	—	34	34	—	7	7
Assets let under operating leases:						
Cost	298	62	360	17	—	17
Accumulated depreciation	83	34	117	8	—	8
Non-depreciated assets	176	55	231	—	—	—
Net book value of:						
Freehold land and buildings	1,005	—	1,005	10	—	10
Long leasehold property	47	—	47	4	—	4
Short leasehold property	18	—	18	12	—	12
Plant and machinery	—	514	514	—	—	—
Fixtures, fittings and equipment	—	115	115	—	7	7
	1,070	629	1,699	26	7	33

11 Tangible fixed assets (continued)

Land and buildings comprise:

- freehold and long leasehold land and buildings owned by the group as at 30 June 1996, excluding certain overseas properties, revalued at that date. The majority of the group's operational properties at that time were valued on a depreciated replacement basis, owing to their specialisation, with the remainder on an existing use value basis. Other non-operational properties were valued on the basis of open market value;
- short leaseholds at cost;
- additions subsequent to 30 June 1996 at cost; and
- land and buildings owned by subsidiary undertakings acquired since 30 June 1996 at fair value at the date of acquisition.

Following the adoption in 2000 of Financial Reporting Standard 15 – Tangible fixed assets (FRS 15) the company has elected that no further revaluation of land and buildings will be undertaken for statutory reporting purposes.

Analysis of cost or valuation of land and buildings

	Group £m	Company £m
At valuation – 1996	473	11
At cost or fair value at acquisition included in gross cost	1,014	31
	1,487	42

If land and buildings had not been revalued, the following amounts would have been included in the balance sheet:

	Group £m	Company £m
Historical cost	1,328	37
Depreciation	405	13
Net book value		
At 31 December 2003	**923**	**24**
At 31 December 2002	905	25

The depreciation charge for the year, based on the historical cost, would have been £49m for the group (2002 £43m).

12 Fixed asset investments

Group

Carrying value of share of joint ventures

	Share of net assets £m	Purchased goodwill £m	Carrying value £m
At 1 January 2003	(76)	**1,569**	**1,493**
Share of results after tax	184	—	184
Acquisition	(13)	9	(4)
Exchange of interests	(36)	(42)	(78)
Disposal	35	(35)	—
Reclassification	(192)	192	—
Reclassification from minority interest	(6)	—	(6)
Amortisation	—	(115)	(115)
Dividends receivable	(40)	—	(40)
Foreign exchange movement	135	46	181
At 31 December 2003	**(9)**	**1,624**	**1,615**

Included within purchased goodwill is £54m (2002 £45m) relating to the goodwill arising on acquisitions made by the group's joint ventures subsequent to their acquisition by BAE Systems.

Analysis of carrying value of share of joint ventures

	2003 £m	2002 £m
Share of gross assets (including goodwill)		
Fixed assets	**3,572**	3,342
Current assets	**4,255**	3,805
	7,827	7,147
Share of gross liabilities		
Liabilities due within one year	**(3,866)**	(3,325)
Liabilities due after one year	**(2,346)**	(2,329)
	(6,212)	(5,654)
Carrying value	**1,615**	1,493

Additional disclosures in respect of the group's share of Airbus

	2003 £m	2002 £m
Turnover	**2,683**	2,491
Profit before taxation (excluding goodwill)	**176**	177
Taxation	**(69)**	(55)
Profit after taxation	**107**	122
Share of gross assets (excluding goodwill)		
Fixed assets (including aircraft let under operating leases)	**1,571**	1,307
Current assets	**1,068**	1,168
	2,639	2,475
Share of gross liabilities		
Liabilities due within one year	**(1,478)**	(1,245)
Liabilities due after one year	**(1,285)**	(1,349)
	(2,763)	(2,594)
Share of net liabilities	**(124)**	(119)
Goodwill at 1 January	**934**	938
Reclassification from share of net liabilities	**192**	—
Additions	—	45
Amortisation	**(63)**	(49)
Goodwill at 31 December	**1,063**	934
Carrying value	**939**	815

12 Fixed asset investments (continued)

Acquisition
During the year, Roxel, a joint venture owned 50% by MBDA, acquired the Rocket Motors business of RO Defence. A transfer between share of net assets of £13m and goodwill has been made to reflect the goodwill arising on this transaction, which has been adjusted by £4m to reflect the unrealised element of the gain on disposal recorded by RO Defence.

Exchange of interests
The exchange of interests relates to the exchange of the group's 49% joint venture interest in STN Atlas for a 100% interest in Atlas Elektronik (see note 10).

Disposal
During the year the group disposed of its 27.5% holding in Astrium for nil consideration.

Reclassification
The reclassification relates to an adjustment in the presentation of the group's investment in Airbus.

Dividends
Of the dividends receivable of £40m, £37m were received in cash in 2003.

Group
Other investments

	£m
Cost or carrying value	
At 1 January 2003	**22**
Additions	75
Disposals	(2)
At 31 December 2003	**95**

Additions
The principal addition in the year was a holding of 31,882,534 shares, representing approximately 29% of the issued share capital, in Alvis plc which were acquired from GKN plc for £73m, before costs, in cash (equivalent to 230p per Alvis share) on 2 September 2003.

BAE Systems does not actively participate in the management and financial decision-making of Alvis and hence does not exercise the significant influence which would require treatment of its holding as an associate under the equity accounting method. The holding is therefore accounted for as a trade investment.

The market value of the shares held on 31 December 2003 was £55m. In the opinion of the directors the consideration paid reflects the long-term value of the business and the investment carrying value is not impaired. Accordingly, the investment is held at its historic cost.

Company

	Subsidiary undertakings £m	Others £m	Total £m
Cost or carrying value			
At 1 January 2003	**4,710**	**10**	**4,720**
Additions	3	74	77
Disposals	(730)	—	(730)
Net movement in impairment provisions	4	—	4
Exchange movement	(11)	—	(11)
At 31 December 2003	**3,976**	**84**	**4,060**

Subsidiary undertakings
The company has disposed of its net investment of £730m in BAE SYSTEMS (Investments) Ltd. The liquidation of this company commenced during the year ended 31 December 2002. For tax purposes a capital loss was crystallised on the distributions of assets which took place on 28 March 2002.

Others
During the year the company acquired an investment in Alvis plc as set out above.

Non-trading subsidiary undertakings
Included within subsidiary undertakings is the company's interest in non-trading subsidiary undertakings whose assets comprise loans to the company totalling £187m (2002 £187m) which have been offset against the cost of the company's investment.

12 Fixed asset investments (continued)

	Principal activities	Principally operates	Country of incorporation
Principal subsidiary undertakings			
BAE SYSTEMS (Operations) Ltd *(Held via BAE SYSTEMS Enterprises Ltd)*	Defence and commercial aerospace activities	UK	England and Wales
BAE SYSTEMS Australia Ltd *(Held via BAE SYSTEMS Australia Holdings Ltd)*	Defence support and avionics	Australia	Australia
BAE SYSTEMS Electronics Ltd *(Held via Meslink Ltd)*	Defence electronics	UK	England and Wales
BAE SYSTEMS Marine Ltd[1] *(Held via BAE SYSTEMS Marine (Holdings) Ltd)*	Shipbuilding	UK	England and Wales
BAE SYSTEMS Avionics Ltd[1] *(Held via BAE SYSTEMS Electronics Ltd)*	Avionics	UK	England and Wales
BAE SYSTEMS North America Inc. *(Held via BAE SYSTEMS Holdings Inc.)*	Defence systems	US	US
Royal Ordnance plc *(Held by BAE SYSTEMS plc)*	Manufacture of ammunition and weapon systems	UK	England and Wales
Atlas Elektronik GmbH *(Held via BAE SYSTEMS Deutschland GmbH)*	Naval systems	Germany	Germany
Principal joint ventures			
Airbus SAS (20%) *(Held via BAE SYSTEMS (Operations) Ltd)*	Commercial aerospace activities	Europe	France
Eurofighter Jagdflugzeug GmbH (33%) *(Held by BAE SYSTEMS plc)*	Management and control of Eurofighter Typhoon programme	Germany	Germany
MBDA SAS (37.5%) *(Held via BAE SYSTEMS Electronics Ltd)*	Development and manufacture of guided weapons	Europe	France
Panavia Aircraft GmbH (42.5%) *(Held by BAE SYSTEMS plc)*	Management and control of Tornado programme	Germany	Germany
Saab AB (35%) *(Held via BAE SYSTEMS (Sweden) AB)*	Defence and commercial aerospace activities	Sweden	Sweden
AMS NV (50%) *(Held via BAE SYSTEMS Electronics Ltd)*	Radar, combat and air traffic management systems	UK and Italy	Netherlands
Flagship Training Ltd (50%) *(Held via BAE SYSTEMS Electronics Ltd)*	Supply of naval training and support services	UK	England and Wales
Fleet Support Ltd (50%) *(Held via BAE SYSTEMS Marine (Holdings) Ltd)*	Engineering and facilities management support to the Royal Navy	UK	England and Wales

The above list sets out the principal subsidiaries and joint ventures included within the group accounts. It does not represent a full list of subsidiaries, joint ventures and other investments. All holdings represent 100% of ordinary share capital, except where otherwise indicated.

[1] companies subject to specific Office of Fair Trading undertakings. Copies of these companies' accounts may be obtained from the BAE Systems company secretary.

13 Stocks

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Long-term contract balances	3,706	3,376	—	—
Less: attributable progress payments	(3,319)	(3,014)	—	—
	387	362	—	—
Short-term work-in-progress	224	230	—	—
Raw materials and consumables	70	69	—	—
Finished goods and goods for resale	91	91	—	—
Development properties	3	16	2	2
	775	768	2	2

14 Debtors

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Due within one year				
Amounts recoverable under long-term contracts	1,663	1,576	—	—
Trade debtors	331	489	—	—
Corporation tax recoverable	—	—	—	112
Amounts owed by subsidiary undertakings	—	—	6,259	5,767
Amounts owed by joint ventures	158	168	74	13
Other debtors	250	289	80	169
Prepayments and accrued income	186	151	52	44
	2,588	2,673	6,465	6,105
Due after one year				
Trade debtors	109	101	—	—
Amounts owed by joint ventures	9	5	9	—
Deferred tax (note 22)	84	106	—	—
Other debtors	167	121	52	12
Pensions	532	434	197	170
Prepayments and accrued income	26	38	16	16
	927	805	274	198

15 Current asset investments

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Term deposits	196	78	95	—
Exchange Property (note 17)	661	540	661	540
Other securities	26	158	24	59
	883	776	780	599

At 31 December 2003 the Exchange Property represented 477 million shares in Vodafone Group Plc (2002 477 million shares).

As explained in note 17, the Exchange Property has been recorded at its market value as this was below the issue price of the related bonds at both 31 December 2003 and 31 December 2002.

16 Loans and overdrafts

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Due within one year				
Bank loans and overdrafts	**1**	4	**86**	105
European Investment Bank loan	**22**	20	**22**	20
SYSTEMS 2001 Asset Trust:				
Option Aircraft bond	**3**	10	**3**	10
Permitted Investment bond	**—**	1	**—**	1
Capital Amortising Loan Stock (CALS)	**—**	102	**—**	102
Exchangeable Bonds (note 17)	**672**	670	**672**	670
US Commercial Paper	**79**	255	**—**	—
Obligations under finance leases	**2**	8	**2**	8
	779	1,070	**785**	916
Due after one year				
US$ 7% note, repayable 2007	**120**	120	**—**	—
Euro-Sterling 11⅞% bond, repayable 2008	**150**	150	**150**	150
European Investment Bank loan, final instalment 2009	**68**	90	**68**	90
Euro-Sterling 10¾% bond, repayable 2014	**100**	100	**100**	100
US$ 7.5% bond, repayable 2027	**300**	300	**—**	—
SYSTEMS 2001 Asset Trust:				
Option Aircraft bond, final instalment 2013	**449**	526	**449**	526
Permitted Investment bond, repayable 2010	**1**	2	**1**	2
US$ bond, repayable 2011	**561**	623	**—**	—
Obligations under finance leases	**—**	2	**—**	2
	1,749	1,913	**768**	870

Bank loans and overdrafts are at a floating rate of interest.

The US Commercial Paper is held at floating rates of interest, with a weighted average rate of 1.33%, and is repayable between 7 and 33 days. The European Investment Bank loan has a weighted average fixed rate of interest of 6.39%.

The SYSTEMS 2001 Asset Trust bonds are at a floating rate of interest.

The US$ bond, repayable 2011, is at a floating rate of interest with a weighted average of 3.01% during 2003.

Finance lease obligations are generally repayable in periodic instalments (monthly or annual) and incur interest at 12%.

The remaining borrowings identified above are all at the fixed rates shown.

At 31 December 2003 borrowings of £1,434m (2002 £1,562m) are at fixed rates of interest compared to £1,094m (2002 £1,421m) at floating rates of interest. The floating rate borrowings include bank debt bearing interest at rates based on the relevant inter-bank rate or base rates.

Loans and overdrafts are repayable as follows:

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
In one year or less	**779**	1,070	**785**	916
Between one and two years	**30**	35	**30**	35
Between two and five years	**416**	265	**296**	145
In later years	**1,303**	1,613	**442**	690
	2,528	2,983	**1,553**	1,786

The total amount of loans repayable by instalments, where any instalment is due after five years, is £543m for the group (2002 £649m) and £543m for the company (2002 £649m).

17 Exchangeable Bonds and Exchange Property

The company has in issue £676m (2002 £676m) 3.75% Senior Unsecured Exchangeable Bonds (the Bonds), due in 2006. At any time prior to the due date the Bondholders have the right to request to exchange their Bonds for the Exchange Property, which is represented by the group's holding in the ordinary share capital of Vodafone Group Plc (see note 15). On receiving such early redemption notice, the company has the option to settle the Bonds in cash, based on the prevailing market value of the Exchange Property. The company does not intend currently to use this option to settle any material proportion of the Bonds in cash.

The Bonds are recorded at issue price less unamortised issue costs, which represent the maximum economic exposure.

The value of the Exchange Property was initially based on the issue price of the Bonds, which represented the realisable value to the group. The historical cost of the Exchange Property to the group is negligible, and the uplift to match the Exchange Property to the value of the Bonds was recorded as an unrealised gain within other reserves.

This treatment of the Exchange Property represents a departure from the normal requirements of the Companies Act 1985 under which current asset investments are to be carried at the lower of cost and net realisable value. This basis would, for the reasons set out above, in the opinion of the directors not reflect the economic substance of the transaction nor show a true and fair view.

At 31 December 2003 the value of the group's holding in Vodafone Group Plc was less than the redemption value of the Bonds. Accordingly the group has recorded the value of the Exchange Property at its market value at that date.

Movements in the market value of the Exchange Property have been offset against the original unrealised gain within other reserves, and disclosed as a non-cash adjustment in the consolidated movement on net debt.

18 Creditors

	Group		Company	
	2003 £m	2002 £m	2003 £m	2002 £m
Due within one year				
Customer stage payments:				
Long-term contracts	**1,899**	1,455	**—**	—
Others	**98**	171	**—**	—
Cash received on customers' account:				
Long-term contracts	**2**	3	**—**	—
Others	**3**	18	**—**	—
Trade creditors	**482**	998	**—**	—
Amounts owed to subsidiary undertakings	**—**	—	**7,896**	8,322
Amounts owed to joint ventures	**794**	623	**798**	624
Corporation tax	**196**	47	**—**	—
Other taxes and social security costs	**42**	47	**—**	—
Dividends	**179**	179	**179**	179
Other creditors	**759**	511	**36**	47
Pensions	**5**	—	**—**	—
Accruals and deferred income	**1,387**	1,437	**153**	151
	5,846	5,489	**9,062**	9,323
Due after one year				
Customer stage payments:				
Long-term contracts	**239**	100	**—**	—
Others	**—**	1	**—**	—
Amounts owed to joint ventures	**10**	—	**—**	—
Trade creditors	**1**	16	**—**	—
Other creditors	**113**	241	**2**	4
Pensions	**102**	45	**—**	45
Accruals and deferred income	**17**	46	**11**	—
	482	449	**13**	49

Pensions creditors in the group of £107m (2002 £45m) includes £49m (2002 £nil) in respect of European schemes (see note 27).

19 Provisions for liabilities and charges

	Group						
	Deferred tax note 22 £m	Post retirement benefits note 27 £m	Contracts and other £m	Warranties and after sales service £m	Reorganisations - ongoing operations £m	Regional aircraft note 20 £m	Total £m
At 1 January 2003	**55**	**74**	**280**	**186**	**59**	**333**	**987**
Created	28	2	67	24	43	—	164
Released	—	(2)	(48)	(25)	(8)	—	(83)
Utilised	—	—	(56)	(20)	(49)	(100)	(225)
Provisions and fair values arising on exchange of interests	—	—	26	2	—	—	28
Exchange adjustments	—	(6)	(11)	(4)	(4)	—	(25)
Other provision movements	—	—	(4)	—	4	54	54
At 31 December 2003	**83**	**68**	**254**	**163**	**45**	**287**	**900**

Contracts and other
In respect of ongoing contracts, appropriate provisions are made for any losses in the year in which they are first foreseen. The associated outflows are estimated to occur over the period of the contract, normally between one and five years.

Other provisions include legal costs, insurance and environmental commitments.

Warranties and after-sales service
Warranties and after-sales service are provided in the normal course of business with provisions for associated costs being made based on an assessment of future claims with reference to past experience. Such costs are generally incurred within one to five years post delivery.

Reorganisations – ongoing operations
The provision relates to 2003 and prior year rationalisation programmes.

Regional aircraft
This provision contains the costs associated with the decision in 2001 to close the regional jet aircraft activities, principally manufacturing, and reorganise certain other commercial aerospace activities (see note 6) and recourse provisions in respect of financing arrangements for aircraft previously sold by the group.

The recourse element of the provision covers costs to be incurred over the period to 2013 and the directors believe it is appropriate to state the recourse provision at its net present value. Adjustments to the net present value are recorded within other provision movements.

Provisions arising from exchange of interests
The amount arising from exchange of interests represents provisions held by Atlas Elektronik at 1 January 2003 (see note 10).

Other provision movements
Reclassifications between provision categories are reported within other provision movements.

Company
The company has a deferred tax provision of £nil (2002 £3m).

20 Commercial aircraft financing

	2003			2002		
	FRIP aircraft £m	Post-FRIP aircraft £m	Total £m	FRIP aircraft £m	Post-FRIP aircraft £m	Total £m
Future cash flow payments in respect of aircraft financing obligations	**2,317**	**400**	**2,717**	2,702	375	3,077
Amounts pre-financed (see below)	**(594)**	**—**	**(594)**	(740)	—	(740)
	1,723	**400**	**2,123**	1,962	375	2,337
Income guaranteed through insurance	**(1,273)**	**—**	**(1,273)**	(1,400)	—	(1,400)
Anticipated residual values	**—**	**(378)**	**(378)**	—	(375)	(375)
Adjustments to net present value	**(46)**	**(4)**	**(50)**	(87)	—	(87)
Exposure at net present value	**404**	**18**	**422**	475	—	475
Amounts included within						
Creditors	**169**	**—**	**169**	237	—	237
Provisions	**235**	**18**	**253**	238	—	238
	404	**18**	**422**	475	—	475

The group has provided guarantees in respect of residual values or head lease and finance payments in respect of certain commercial aircraft sold. At 31 December 2003 the group's future payments in respect of these arrangements were £2,717m (2002 £3,077m).

As part of a restructuring of its gross obligations through the issue of a limited recourse bond in 2001, the group pre-financed certain of the residual value guarantees.

The future cash flows associated with this pre-financing totalled £594m at 31 December 2003 (2002 £740m).

A significant proportion of the net exposure of £2,123m (2002 £2,337m) is covered by a Financial Risk Insurance Programme (FRIP) which provides insurance cover in respect of potential shortfalls in contracted and expected income. Any anticipated liability in respect of uninsured amounts is accounted for on a net present value basis.

Since the inception of the FRIP, the group has granted residual value guarantees in respect of aircraft sold totalling £400m (2002 £375m). After taking account of independent appraisal valuations the directors consider that the group's net exposure to these guarantees is covered by the provisions held, on a net present value basis, and the residual values of the related aircraft.

The group is also exposed to actual and contingent liabilities arising from commercial aircraft financing and residual value guarantees given by Saab AB and Airbus SAS. Provision is made against the expected net exposures on a net present value basis. The group's share of such exposure is limited to its percentage shareholding in each of these joint ventures.

21 Contingent liabilities and commitments

Company guaranteed borrowings
Borrowings of subsidiary undertakings totalling £975m (2002 £1,197m) which are included in the group's borrowings (note 16) have been guaranteed by the company.

Guarantees and performance bonds
The group and company have entered into a number of guarantee and performance bond arrangements in the normal course of business. Provision is made for any amounts that the directors consider may become payable under such arrangements.

Operating lease commitments
The commitments of the group in respect of expenditure in the year ahead arising from operating leases are set out below:

	2003			2002		
	Property £m	Aircraft financing £m	Other £m	Property £m	Aircraft financing £m	Other £m
Operating leases which expire:						
In one year or less	**7**	**1**	**2**	14	2	1
Between one and five years	**39**	**52**	**5**	37	88	8
In later years	**47**	**37**	**—**	51	39	1
	93	**90**	**7**	102	129	10

The company has an ongoing annual property operating lease commitment for £5m which expires after five years (2002 £5m).

Capital commitments
Capital expenditure for tangible fixed assets contracted for but not provided for in the accounts comprised £78m for the group (2002 £89m) and £nil for the company (2002 £nil).

Aircraft financing contingent liabilities
Aircraft financing contingent liabilities are set out in note 20.

Treasury contingent liabilities
Treasury contingent liabilities are set out in note 30.

22 Deferred tax

	2003 £m	2002 £m
Accelerated capital allowances	**(41)**	(6)
Tax losses	**—**	5
Provisions and accruals	**227**	211
Pensions	**(115)**	(80)
Other	**(70)**	(79)
Deferred tax asset	**1**	51
Asset at 1 January	**51**	59
Exchange adjustments	**(10)**	(12)
Other movements	**12**	—
Deferred tax (charge)/credit in profit and loss account for period	**(52)**	4
Deferred tax asset at 31 December	**1**	51
This asset/(provision) is included within:		
Debtors (note 14)	**84**	106
Provisions for liabilities and charges (note 19)	**(83)**	(55)
	1	51

The group has unprovided deferred tax assets relating to tax losses, accelerated capital allowances and other short-term timing differences, the net tax effect of which is £149m (2002 £90m). These assets have not been recognised as the precise incidence of future profits in the relevant countries and legal entities cannot be sufficiently accurately predicted at this time.

No deferred tax has been provided in respect of future remittances of the accumulated reserves of overseas subsidiary undertakings and joint ventures as there are no binding agreements entered into by the subsidiaries and joint ventures to distribute these past earnings.

No significant potential liability to tax is expected to arise if properties included at valuation in the accounts were realised at their revalued amounts. In respect of rolled over capital gains the potential year end liability amounted to £26m (2002 £26m).

A deferred tax provision of £3m has been released (2002 creation £3m) in relation to the company (note 19).

23 Share capital

	Equity	Non-Equity		
	Ordinary shares of 2.5p each m	Preference shares of 25p each m	Special share of £1	Nominal value £m
Authorised				
At 1 January 2003 and 31 December 2003	3,850	275	1	165
Issued and fully paid				
At 1 January 2003 and 31 December 2003	3,060	266	1	143

One Special Share of £1 in the company is held on behalf of the Secretary of State for Trade and Industry (the 'Special Shareholder'). Certain parts of the company's Articles of Association cannot be amended without the consent of the Special Shareholder. These Articles include the requirement that no foreign person, or foreign persons acting in concert, can have an interest in more than 15% of the company, the requirement that the majority of the directors are British, and the requirement that the chief executive and any executive chairman are British citizens. The effect of these requirements can also be amended by regulations made by the directors and approved by the Special Shareholder.

The Special Shareholder may require the company at any time to redeem the Special Share at par or to convert the Special Share into one ordinary voting share. The Special Shareholder is entitled to receive notice of and to attend general meetings and class meetings of the company's shareholders but has no voting right, nor other rights, other than to speak in relation to any business in respect of the Special Share.

The 7.75p (net) cumulative redeemable preference shares of 25p each are convertible into ordinary shares of 2.5p each at the option of the holder on 31 May in any of the years up to 2007, on the basis of 0.47904 ordinary shares for every preference share. During the year 15,116 shares were converted for 7,241 ordinary shares.

The company may redeem all of the remaining preference shares at any time after 1 July 2007 and, in any case, will redeem any remaining shares on 1 January 2010, in each case at 100p per share together with any arrears and accruals of dividend. The maximum redemption value of the preference shares, ignoring any arrears or accruals of dividends, is therefore £266m and this amount has been disclosed on the face of the balance sheet as the total of non-equity shareholders' funds.

The preference shares carry voting rights at a general meeting of the company only where the preferential dividend is six months or more in arrears, or where a motion is to be proposed which abrogates, varies or modifies the rights of the preference shareholders, or where a motion is to be proposed for the winding up of the company. On a winding up, holders of the preference shares are entitled, after repayment of the capital paid up on the Special Share and in priority to any payment to any other class of shareholder, to the return of amounts paid up or credited as paid up on the preference shares together with a premium of 75p per share, and all arrears of preferential dividends.

23 Share capital (continued)

Under the BAE SYSTEMS SAYE Share Option Scheme, the BAE SYSTEMS International SAYE Share Option Scheme, the BAE SYSTEMS Joint Venture SAYE Share Option Scheme and the BAE SYSTEMS Consortium SAYE Share Option Plans for MBDA, Xchanging HR Services and Xchanging Procurement Services, options to purchase ordinary shares of 2.5p each are exercisable normally on completion of the related savings contracts. The number of options exercised (in accordance with the rules of the Schemes) and outstanding at 31 December 2003, together with their exercise prices rounded to the nearest penny, was as follows:

	Exercise price p	Exercised during the year '000	Lapsed during the year '000	Out-standing '000
Granted				
BAE SYSTEMS SAYE Share Option Scheme				
1997 (March)	271	—	13	—
1998 (October)	290	—	797	4,301
1999 (October)	321	—	3,414	3,491
2000 (March)	257	—	6,633	6,430
2001 (March)	256	—	3,870	13,494
2002 (March)	256	—	3,288	12,399
2003 (March)	93	—	183	9,111
		—	18,198	49,226

	Exercise price p	Exercised during the year '000	Lapsed during the year '000	Out-standing '000
Granted				
BAE SYSTEMS Joint Venture SAYE Share Option Scheme				
1998 (November)	353	—	36	611
1999 (October)	321	—	420	519
2000 (March)	257	—	1,564	1,145
2001 (March)	256	—	314	2,593
2002 (March)	256	—	200	1,422
2003 (March)	93	—	17	991
		—	2,551	7,281

	Exercise price p	Exercised during the year '000	Lapsed during the year '000	Out-standing '000
Granted				
BAE SYSTEMS Consortium SAYE Share Option Plans				
2002 (March) MBDA	256	—	112	1,123
2003 (March) MBDA	93	—	5	711
2002 (March) Xchanging Procurement Services	256	—	—	2
2003 (March) Xchanging Procurement Services	93	—	—	3
2002 (March) Xchanging HR Services	256	—	29	90
2003 (March) Xchanging HR Services	93	—	1	47
		—	147	1,976

	Exercise price p	Exercised during the year '000	Lapsed during the year '000	Out-standing '000
Granted				
BAE SYSTEMS International SAYE Share Option Plans				
2002 (March)	256	—	10	—
2003 (March)	93	—	6	1
		—	16	1

Total in respect of above schemes	—	20,912	58,484

23 Share capital (continued)

Under the BAE SYSTEMS Executive Share Option Plan, BAE SYSTEMS Executive Share Option Scheme, the BAE SYSTEMS Joint Venture Executive Share Option Scheme (JV) and the BAE SYSTEMS International Executive Share Option Scheme (INT), options to purchase ordinary shares of 2.5p each are exercisable not later than ten years and normally not earlier than three years from the date of the grant.

The number of options exercised (in accordance with the rules of the Schemes) and outstanding at 31 December 2003, together with their exercise prices rounded to the nearest penny, was as follows:

	Exercise price p	Exercised during the year '000	Lapsed during the year '000	Balance '000
Granted				
1994 (March)	124	—	98	—
1995 (March)	122	—	—	127
1995 (October)	186	—	119	712
1996 (March)	216	—	32	499
1996 (October)	265	—	164	531
1996 (October)	275	—	14	560
1997 (March)	339	—	71	913
1997 (October)	430	—	56	468
1998 (March)	487	—	59	248
1998 (October)	329	—	88	776
JV 1998 (October)	329	—	21	401
1999 (March)	395	—	190	993
JV 1999 (March)	395	—	—	15
1999 (October)	402	—	160	1,061
JV 1999 (October)	402	—	—	49
1999 (December)	421	—	380	2,714
JV 1999 (December)	421	—	35	150
INT 1999 (December)	421	—	—	1,386
2000 (May)	398	—	190	1,837
JV 2000 (May)	398	—	218	572
INT 2000 (May)	398	—	15	50
2000 (October)	354	—	86	2,282
JV 2000 (October)	354	—	3	288
2001 (May)	330	—	98	8,323
JV 2001 (May)	330	—	—	585
2001 (May)	342	—	—	1,941
2001 (October)	327	—	—	191
JV 2001 (October)	327	—	43	2,424
2002 (April)	335	—	68	7,812
2002 (October)	326	—	—	120
2002 (October)	195	—	5	146
JV 2002 (October)	195	—	2	1,942
2003 (September)	172	—	—	11,581
JV 2003 (October)	181	—	—	1,930
		—	2,215	53,627

24 Reserves

	Group				Company			
	Share premium account £m	Own shares £m	Other reserves £m	Profit and loss account £m	Share premium account £m	Own shares £m	Other reserves £m	Profit and loss account £m
At 1 January 2003 (restated)	**412**	**(11)**	**5,260**	**(341)**	**412**	**(11)**	**161**	**513**
Retained (loss)/profit	—	—	—	(296)	—	—	—	204
Adjustment to Exchange Property	—	—	121	—	—	—	—	—
Realisation of revaluation reserve	—	—	(19)	19	—	—	(19)	19
Write down of previously revalued fixed assets	—	—	(3)	—	—	—	—	—
Unrealised gain on exchange of interests	—	—	11	—	—	—	—	—
Share based payments	—	2	—	3	—	2	—	3
Exchange adjustment	—	—	—	88	—	—	—	15
At 31 December 2003	**412**	**(9)**	**5,370**	**(527)**	**412**	**(9)**	**142**	**754**

Own shares - group and company

BAE SYSTEMS ESOP Trust Limited
Own shares of £9m (2002 £11m) comprise a holding of 2,848,726 (2002 3,071,752) ordinary shares of 2.5p each in the company, listed on The London Stock Exchange and held by the BAE SYSTEMS ESOP Trust of which Mourant & Co. Trustees Limited are the trustees. Information on the market value and allocation of these shares to the group's various share option schemes is as follows:

	2003 £m	2002 £m
Market value		
Under option	1	3
Not yet allocated to share option schemes	4	1
	5	4

	Number of shares	Number of shares
Allocation		
Held under Performance Share Plan		
Executive directors: under option	—	710,799
Other employees: under option	—	896,590
Held under Restricted Share Plan		
Executive directors: under option	**198,372**	291,801
Other employees: under option	**305,426**	374,064
Not yet allocated to share option schemes	**2,344,928**	798,498
	2,848,726	3,071,752

Dividends on the shares held in the ESOP Trust have not been waived. Finance costs and other administrative charges are dealt with in the profit and loss account on an accruals basis.

Prior year adjustment for Urgent Issues Task Force Abstract 38 – Accounting for ESOP trusts (UITF 38)
In previous years the group had complied with UITF Abstract 13 – Accounting for ESOP trusts (UITF 13) which has been superseded by the introduction of UITF 38. UITF 13 required own shares held by the group through an ESOP trust to be included within fixed asset investments. UITF 38 requires such shares to be shown as a deduction in arriving at shareholders' funds.

The effect of the implementation of UITF 38 has been to reduce the value of fixed asset investments, within net assets, and shareholders funds, reported at 31 December 2003 by £9m (2002 £11m; 2001 £13m) for both the group and the company.

Qualifying Employee Share Ownership Trust (QUEST)
During the year the group ceased operation of the Qualifying Employee Share Ownership Trust (QUEST) previously operated for the purposes, inter alia, of the SAYE Share Option Scheme (1993). No contributions were made by the company to the QUEST during the year and no shares were held by the QUEST at any point during the year.

24 Reserves (continued)

Other reserves - group
Other reserves for the group comprise: merger reserve £4,589m (2002 £4,589m); Exchange Property £623m (2002 £502m); revaluation reserve £147m (2002 £169m); and unrealised gain in respect of exchange of interests £11m (2002 £nil).

Other reserves - company
Other reserves for the company comprise: capital reserve £24m (2002 £24m); and revaluation reserve £118m (2002 £137m).

The company's revaluation reserve includes amounts relating to properties sold to other group undertakings as part of operational reorganisations in prior years. This element of the revaluation reserve is realised by the company when the related properties are disposed of outside the group, or written down following impairment.

Share based payments - group and company
The credit to reserves for share based payments relates to the profit and loss account charge recorded under the requirements of UITF 17.

Amounts taken directly to reserves on acquisitions - group
The cumulative negative goodwill is £33m (2002 £33m). The cumulative amount of goodwill arising on consolidation is £64m (2002 £64m).

Company profit
The company's profit for the financial year was £506m (2002 loss £131m).

25 Statutory reserve

Under section 4 of the British Aerospace Act 1980 this reserve may only be applied in paying up unissued shares of the company to be allotted to members of the company as fully paid bonus shares.

26 Equity minority interests

	2003			2002		
	Subsidiaries £m	Joint ventures £m	Total £m	Subsidiaries £m	Joint ventures £m	Total £m
At 1 January	**10**	**10**	**20**	9	11	20
Reclassification to share of joint venture net assets	**—**	**(6)**	**(6)**	—	—	—
Share of profit for the year	**1**	**1**	**2**	1	(1)	—
Dividends paid to minority interests	**(1)**	**—**	**(1)**	—	—	—
At 31 December	**10**	**5**	**15**	10	10	20

Reclassification to share of joint venture net assets
Owing to the timing of the finalisation of the group financial statements, it is sometimes necessary to estimate the closing balances relating to minority interests in respect of the group's joint ventures. The reclassification adjusts the estimated balance to the actual position at 1 January 2003.

27 Post retirement benefit schemes

The group has continued to account for pensions in accordance with SSAP 24 and the disclosures given in (a) are those required by that standard. FRS 17 was issued in November 2000 but the Accounting Standards Board has deferred full mandatory implementation, which is now not expected before the year ending 31 December 2005 at the earliest. Prior to this, transitional disclosures are required which, to the extent they are not given in note (a), are set out in (b).

(a) Pension schemes

The group operates pension schemes in the UK and overseas. The main schemes are funded defined benefit schemes and the assets are held in separate trustee administered funds. Pension scheme valuations are regularly carried out by independent actuaries to determine pension costs for pension funding, SSAP 24 and FRS 17 purposes.

The details of the principal schemes, their respective latest valuation dates, and the financial assumptions used for the SSAP 24 valuations are given below.

	Valuation method and date UK schemes
BAE SYSTEMS Pension Scheme	Projected Unit 5 April 2002
BAE SYSTEMS 2000 Pension Plan	Projected Unit 6 April 2001
Royal Ordnance Pension Scheme	Projected Unit 31 December 2001
VSEL section Shipbuilding Industries Pension Scheme	Attained Age 1 April 2001

Principal assumptions used in the valuations for the UK schemes were that in the long term the average return on investments would exceed:

	2003 %	2002 %
Average increases in pay by	**2.00 to 3.00**	2.00 to 3.00
Average increases in pensions by	**3.50 to 4.00**	3.50 to 4.00
Dividend growth by	**2.75**	2.75

	Valuation method and date US schemes
BAE SYSTEMS Employee Retirement Plan No 1	Projected Unit 1 January 2003

As permitted under SSAP 24 the US schemes have been accounted for under the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 87 Employers' accounting for pensions.

Principal assumptions used in the valuations for the US schemes were that in the long-term the average return on investments would be 8.75% (2002 9.00%) and average increases in pay would be 5.42% (2002 5.42%).

The aggregate of the market values of the assets of the principal schemes operated by the group at the latest date of actuarial valuation totalled some £9.7bn (2002 £9.7bn). The actuarial value of these assets covered approximately 100% (2002 101%) of the benefits that had accrued to members after allowing for expected future increases in wages and salaries. The market value of these assets at 31 December 2003 was approximately £9.1bn (2002 £8.0bn).

The net deficit is being amortised using the straight line method over the estimated average service lives of the related scheme members of 9 to 14 years. The net charge to the profit and loss account amounted to £127m (2002 £118m), excluding charges in respect of the contributions made by the group's joint venture companies.

27 Post retirement benefit schemes (continued)

Pension prepayments included in debtors of the group amounted to £532m (2002 £434m) (note 14) and pension liabilities included in creditors of the group amounted to £107m (note 18). Cash contributions by the group to the pension schemes totalled £233m (2002 £156m). In addition, £62m (2002 £57m) of cash contributions were received into the various schemes from joint venture companies.

The group also incurred a charge in respect of the cash contributions of £32m (2002 £31m) paid to defined contribution pension schemes for certain employees.

As a result of the consolidation of the group's interest in Atlas Elektronik GmbH, following the exchange of interests detailed in note 10, a charge of £2m has also been incurred, with cash paid of £2m for pensions under this company's unfunded pension arrangements. The estimated future liabilities as at 31 December 2003 totalled £49m and are included in the balance for pensions within creditors referred to above. This scheme has been accounted for under the International Accounting Standards Board's International Accounting Standard No. 19 - Employee benefits (IAS 19).

The group's pension funding requirements are derived from separate independent actuarial valuations required by the company and the trustees of the various schemes.

Post retirement benefits other than pensions

The group also operates a number of non-pension post retirement benefit plans, under which certain employees are eligible to receive benefits after retirement, the majority of which relate to the provision of medical benefits to retired employees of the group's subsidiaries in the US. These schemes are generally unfunded. The latest valuations of the principal schemes, covering retiree medical and life insurance plans in certain US subsidiaries, were performed by independent actuaries as at 1 January 2003. The method of accounting for these is similar to that used for defined benefit pension schemes. The gross liability at 31 December 2003 amounts to £68m (2002 £74m), all of which is held within provisions (note 19).

(b) Transitional FRS 17 disclosure

The disclosures below relate principally to post retirement benefit schemes in the UK and the US accounted for on a defined benefit basis under FRS 17. The valuations used for the FRS 17 disclosures are based on the most recent actuarial valuation undertaken by independent qualified actuaries and updated to take account of the requirements of FRS 17 in order to assess the surplus/deficit of the schemes at 31 December each year. Scheme assets are stated at the market value at 31 December each year and scheme liabilities are based on the results of the last actuarial valuation.

The financial assumptions used to calculate liabilities for the schemes were:

	UK schemes			US schemes		
	2003 %	2002 %	2001 %	**2003** %	2002 %	2001 %
Inflation rate	**2.60**	2.30	2.50	**3.00**	4.00	4.00
Rate of increase in salaries	**3.60**	3.30	3.50	**5.40**	4.50-4.80	5.00-5.40
Rate of increase for pensions in payment	**2.60-3.00**	2.30-3.00	2.50	**nil**	nil	nil
Rate of increase for deferred pensions	**2.60**	2.30	2.50	**—**	—	—
Discount rate	**5.50**	5.75	6.00	**6.25**	6.75	7.50
Long-term healthcare cost increases	**—**	—	—	**5.80**	4.50-5.50	6.00-7.50

27 Post retirement benefit schemes (continued)

The assumptions used by the actuaries are estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice. The fair value of scheme assets, which are not intended to be realised in the short-term and may be subject to significant change before they are realised, and the present value of scheme liabilities, which are derived from cash flow projections over long periods and thus inherently uncertain, as at 31 December were:

	UK pension schemes					
	Long term rate of return			Value		
	2003 %	2002 %	2001 %	2003 £m	2002 £m	2001 £m
Equities	**8.50**	8.50	7.50	**5,996**	5,131	5,863
Bonds	**5.20**	4.50	5.00	**1,701**	1,623	2,061
Other (mainly property)	**6.50**	6.50	6.50	**712**	579	752
Total market value				**8,409**	7,333	8,676
Present value of scheme liabilities				**(11,152)**	(10,125)	(9,326)
Deficit				**(2,743)**	(2,792)	(650)
Related deferred tax asset				**823**	838	195
Net pension liability				**(1,920)**	(1,954)	(455)

	US pension schemes					
	Long term rate of return			Value		
	2003 %	2002 %	2001 %	2003 £m	2002 £m	2001 £m
Equities	**9.00**	10.50	10.50	**591**	500	660
Bonds	**5.60**	6.00	6.00	**179**	230	251
Other (mainly property)	**6.60**	8.00	8.00	**126**	64	58
Total market value				**896**	794	969
Present value of scheme liabilities				**(1,185)**	(1,127)	(1,023)
Deficit				**(289)**	(333)	(54)
Related deferred tax asset				**110**	123	20
Net pension liability				**(179)**	(210)	(34)

US healthcare schemes			
Deficit	**(99)**	(74)	(72)
Related deferred tax asset	**38**	28	27
Net healthcare liability	**(61)**	(46)	(45)

The deficit on the US healthcare schemes before deferred tax reflects assets of £34m (2002 £30m) and liabilities of £133m (2002 £104m).

27 Post retirement benefit schemes (continued)

If FRS 17 had been adopted in the financial statements, the group's net assets and profit and loss reserve would be as follows:

	2003 £m	2002 £m	2001 £m
Net assets as stated in balance sheet[1]	**5,606**	5,685	6,645
Pension asset recognised under SSAP 24 (note 14)	**(532)**	(434)	(433)
Pension liability recognised under SSAP 24 (note 18)	**107**	45	53
Post retirement healthcare liability recognised in accordance with SSAP 24 (note 19)	**68**	74	84
Related deferred tax (note 22)	**115**	80	66
Net assets excluding defined benefit assets/liabilities	**5,364**	5,450	6,415
FRS 17 pension liabilities for UK and US schemes (net of deferred tax)	**(2,099)**	(2,164)	(489)
FRS 17 pension liabilities for European schemes (net of deferred tax)	**(29)**	—	—
FRS 17 other retirement benefits (net of deferred tax)	**(61)**	(46)	(45)
Net assets including defined benefit assets/liabilities	**3,175**	3,240	5,881

	2003 £m	2002 £m	2001 £m
Group profit and loss reserve	**(527)**	(341)	481
Pension asset recognised under SSAP 24 (note 14)	**(532)**	(434)	(433)
Pension liabilities recognised under SSAP 24 (note 18)	**107**	45	53
Post retirement healthcare liability recognised in accordance with SSAP 24 (note 19)	**68**	74	84
Related deferred tax (note 22)	**115**	80	66
Group profit and loss reserve excluding amounts relating to defined benefit assets/liabilities	**(769)**	(576)	251
FRS 17 pension liabilities for UK and US schemes (net of deferred tax)	**(2,099)**	(2,164)	(489)
FRS 17 pension liabilities for European schemes (net of deferred tax)	**(29)**	—	—
FRS 17 other retirement benefits (net of deferred tax)	**(61)**	(46)	(45)
Group profit and loss reserve including defined benefit assets/liabilities	**(2,958)**	(2,786)	(283)

[1] prior years restated, see note 24

27 Post retirement benefit schemes (continued)

On full adoption of FRS 17, on the basis of the above assumptions, the amounts that would have been charged to the consolidated profit and loss account and consolidated statement of total recognised gains and losses are set out below:

	2003				2002			
	UK pension schemes £m	US pension schemes £m	US healthcare schemes £m	Total £m	UK pension schemes £m	US pension schemes £m	US healthcare schemes £m	Total £m
Consolidated profit and loss account								
Amounts charged to group operating profit								
Current service cost, including amounts related to joint venture companies	**(176)**	**(38)**	**(1)**	**(215)**	(170)	(37)	(1)	(208)
Less contributions received from joint venture companies	**64**	**—**	**—**	**64**	54	—	—	54
	(112)	**(38)**	**(1)**	**(151)**	(116)	(37)	(1)	(154)
Past service cost, including amounts related to joint venture companies	**(38)**	**1**	**—**	**(37)**	(33)	(1)	—	(34)
Less contributions received from joint venture companies	**4**	**—**	**—**	**4**	3	—	—	3
	(34)	**1**	**—**	**(33)**	(30)	(1)	—	(31)
Curtailments and settlements	**(1)**	**12**	**—**	**11**	8	—	—	8
Total group operating charge	**(147)**	**(25)**	**(1)**	**(173)**	(138)	(38)	(1)	(177)
Group share of pension costs charged by joint venture companies	**(20)**	**—**	**—**	**(20)**	(19)	—	—	(19)
Total charged to profit before interest and similar items	**(167)**	**(25)**	**(1)**	**(193)**	(157)	(38)	(1)	(196)
Amounts credited/(charged) to other finance charges								
Expected return on pension scheme assets	**540**	**71**	**2**	**613**	587	99	2	688
Interest on pension scheme liabilities	**(575)**	**(75)**	**(6)**	**(656)**	(554)	(77)	(8)	(639)
Net return	**(35)**	**(4)**	**(4)**	**(43)**	33	22	(6)	49
Total charged to consolidated profit and loss account before tax	**(202)**	**(29)**	**(5)**	**(236)**	(124)	(16)	(7)	(147)

Certain of the group's joint venture companies contribute to the group's defined benefit pension schemes. As these are multi-employer schemes it is not possible to separately identify the joint venture's share of the underlying assets and liabilities. In consequence, the joint ventures account for the schemes on a defined contribution basis. The group accounts reflect 100% of the movements on, and balances in, the scheme, net of the contributions received from the joint ventures. Contributions received from joint venture companies include £6m in respect of Astrium, pending agreement of the liabilities and assets to be transferred following its disposal in January 2003.

Amounts recognised in consolidated statement of total recognised gains and losses:

	UK pension schemes				US pension schemes			
	2003 £m	2002 £m	2003 %	2002 %	2003 £m	2002 £m	2003 %	2002 %
Actual return less expected return on pension scheme assets	**710**	(1,778)			**117**	(270)		
As percentage of scheme assets			***8.4***	*(24.2)*			***13.0***	*(34.0)*
Experience gains and losses arising on pension scheme liabilities	**20**	(285)			**(61)**	69		
As percentage of present value of scheme liabilities			***0.2***	*(2.8)*			***(5.1)***	*6.1*
Changes in assumptions underlying the present value of the scheme liabilities	**(669)**	(122)			**(78)**	(70)		
Actuarial gain/(loss) recognisable in the consolidated statement of total recognised gains and losses	**61**	(2,185)			**(22)**	(271)		
As percentage of present value of scheme liabilities			***0.5***	*(21.6)*			***(1.8)***	*(24.0)*

27 Post retirement benefit schemes (continued)

Movement in deficit during the two years ended 31 December 2003:

	UK pension schemes £m	US pension schemes £m	US healthcare schemes £m	Total £m	European pension schemes £m	Total £m
Deficit in schemes at 1 January 2002	(650)	(54)	(72)	(776)	—	(776)
Current service cost	(170)	(37)	(1)	(208)	—	(208)
Past service costs	(33)	(1)	—	(34)	—	(34)
Curtailments	8	—	—	8	—	8
Cash contributions	205	8	15	228	—	228
Other finance income/(costs)	33	22	(6)	49	—	49
Actuarial loss	(2,185)	(271)	(10)	(2,466)	—	(2,466)
Deficit in schemes at 31 December 2002	(2,792)	(333)	(74)	(3,199)	—	(3,199)
Transfers arising on exchange of interests	—	—	—	—	(46)	(46)
Current service cost	(176)	(38)	(1)	(215)	(2)	(217)
Past service costs	(38)	1	—	(37)	—	(37)
Curtailments and settlements	(1)	12	—	11	—	11
Cash contributions	238	63	13	314	2	316
Other finance costs	(35)	(4)	(4)	(43)	(3)	(46)
Currency gain	—	32	10	42	—	42
Actuarial gain/(loss)	61	(22)	(43)	(4)	—	(4)
Deficit in schemes at 31 December 2003	(2,743)	(289)	(99)	(3,131)	(49)	(3,180)
Related deferred tax asset at 31 December 2003	823	110	38	971	20	991
Net pension and healthcare liability at 31 December 2003	(1,920)	(179)	(61)	(2,160)	(29)	(2,189)

European pension schemes comprise the liabilities for the Atlas Elektronik scheme, which is an unfunded scheme.

Comparison between total group profit and loss charge, excluding group share of pension costs charged by joint venture companies, for the UK and US defined benefit pension schemes under SSAP 24 and FRS 17:

	2003		2002	
	SSAP 24 £m	**FRS 17 £m**	SSAP 24 £m	FRS 17 £m
Operating charge	**127**	**172**	118	176
Amounts charged/(credited) to other finance charges:				
Expected return on pension scheme assets	**—**	**(611)**	—	(686)
Interest on pension scheme liabilities	**—**	**650**	—	631
Net return	**—**	**39**	—	(55)
Group profit and loss charge	**127**	**211**	118	121

Company schemes

Employees of the company are members of various of the group's defined benefit schemes. These are all multi-employer schemes and as such, the company is unable to identify its share of the underlying assets and liabilities of the schemes on a consistent and reasonable basis. As permitted by FRS 17, the schemes will be accounted for as if they were defined contribution schemes when the financial reporting standard is fully adopted by the company and therefore no transitional disclosures are required. The schemes are included in the FRS 17 disclosures set out above.

28 Analysis of net debt

The consolidated cash flow statement has been prepared in accordance with Financial Reporting Standard 1 – Cash flow statements (revised 1996) (FRS 1) to show the net movement in net cash available on demand. In addition, the cash flow statement includes a reconciliation to net (debt)/cash as defined by the group.

Net funds Cash at bank and in hand plus liquid current asset investments less short and long term loans and overdrafts

Net (debt)/cash Net funds excluding cash on customers' account

Cash on customers' account Unexpended cash received from customers in advance of delivery which is subject to advance payment guarantees unrelated to company performance

On the above basis, the group's net funds and net (debt)/cash comprise:

	At 1 January 2003 £m	Cash flows £m	Adjustment to Exchange Property £m	Foreign exchange £m	At 31 December 2003 £m
Current assets					
Investments	776	(14)	121	—	883
Cash at bank and in hand:					
Available on demand	729	40	—	2	771
Cash deposits with short-term maturity[1]	201	(192)	—	—	9
Current liabilities					
Loans and overdrafts:					
Repayable on demand	(4)	5	—	(2)	(1)
Other	(1,066)	277	—	11	(778)
Liabilities falling due after more than one year					
Loans	(1,913)	103	—	61	(1,749)
Net funds	(1,277)	219	121	72	(865)
Current liabilities					
Cash on customers' account	(21)	16	—	—	(5)
Net (debt)/cash	(1,298)	235	121	72	(870)

[1] Cash deposits with short-term maturity are treated as liquid resources in the cash flow statement and are included within cash at bank and in hand in the balance sheet

29 Analysis of main headings in cash flow statement

	2003 £m	2002 £m
Net cash inflow/(outflow) from operating activities		
Operating profit/(loss)	**258**	(390)
Depreciation, amortisation and impairment	**625**	615
Profit on disposal of fixed assets and investments	**(23)**	(22)
Movement in provisions for liabilities and charges excluding deferred tax	**(172)**	(280)
Decrease/(increase) in working capital		
Stocks	**19**	224
Debtors	**24**	(124)
Creditors	**(355)**	(386)
Customer stage payments	**460**	499
	836	136
Returns on investments and servicing of finance		
Interest received	**53**	48
Interest paid	**(169)**	(197)
Interest element of finance lease rental payments	**(1)**	(1)
Dividends paid on preference shares	**(21)**	(21)
	(138)	(171)
Taxation		
UK corporation tax repaid/(paid)	**103**	(59)
Overseas tax paid	**(28)**	(30)
	75	(89)
Capital expenditure and financial investment		
Purchase of tangible fixed assets	**(243)**	(274)
Joint venture funding	**3**	(21)
Sale of tangible fixed assets	**67**	110
Purchase of fixed asset investments	**(75)**	—
Sale of fixed asset investments	**—**	2
	(248)	(183)
Acquisitions and disposals		
Acquisitions	**(62)**	(49)
Disposals	**—**	90
	(62)	41
Management of liquid resources		
Net sale/(purchase) of:		
Cash deposits with short-term maturity	**192**	(175)
US Commercial Paper and repurchase agreements	**—**	10
Term deposits	**(118)**	172
Other securities	**132**	(27)
	14	155
	206	(20)
Financing		
Net proceeds from equity issues	**—**	32
Capital element of finance lease rental payments	**(9)**	(11)
Cash inflow from loans	**2**	2
Cash outflow from repayment of loans	**(373)**	(259)
	(380)	(236)

30 Financial instruments

A discussion of the group's treasury objectives and policies and the use of financial instruments can be found in the operating and financial review and the directors' report. Financial instruments comprise net borrowings (note 16) together with other instruments deemed to be financial instruments under FRS 13 including long-term debtors, long-term creditors and provisions for liabilities and charges. Disclosures dealt with in this note exclude short-term debtors and creditors where permitted by FRS 13 except for the analysis of net currency exposures.

Interest rate risk management

At 31 December 2003, after taking account of interest rate swaps and cross currency swaps, the currency and interest rate profile of the financial assets and liabilities of the group was as follows:

Financial assets

The interest rate profile of the financial assets of the group was:

	2003				2002			
	Floating rate financial assets £m	Fixed rate financial assets £m	Financial assets on which no interest is paid £m	Total £m	Floating rate financial assets £m	Fixed rate financial assets £m	Financial assets on which no interest is paid £m	Total £m
Currency								
Sterling	**738**	**2**	**827**	**1,567**	708	21	736	1,465
US dollar	**86**	**69**	**95**	**250**	60	82	92	234
Other	**132**	**—**	**43**	**175**	299	—	25	324
Total	**956**	**71**	**965**	**1,992**	1,067	103	853	2,023

Floating rate financial assets attract interest at short-term interbank rates. The weighted average period until maturity for financial assets on which no interest is paid is two to five years.

Fixed rate financial assets have a weighted average interest rate of 7.72% (2002 7.29%) and a weighted average period to maturity of 11 years (2002 11 years).

Interest bearing financial assets comprise cash, money market deposits, certain fixed asset investments and debtors. Financial assets on which no interest is paid include certain current asset investments and debtors.

30 Financial instruments (continued)

Financial liabilities

The interest rate profile of the financial liabilities of the group was:

	2003				2002			
	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Financial liabilities on which no interest is paid £m	Total £m	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Financial liabilities on which no interest is paid £m	Total £m
Currency								
Sterling	**454**	**1,698**	**530**	**2,682**	537	1,909	536	2,982
Sterling own non-equity shares	**—**	**266**	**—**	**266**	—	266	—	266
US dollar	**640**	**—**	**245**	**885**	879	—	357	1,236
Other	**—**	**—**	**90**	**90**	5	—	67	72
Total	**1,094**	**1,964**	**865**	**3,923**	1,421	2,175	960	4,556

	2003			2002		
	Fixed rate financial liabilities		Financial liabilities on which no interest is paid	Fixed rate financial liabilities		Financial liabilities on which no interest is paid
	Weighted average interest rate %	Weighted average period for which rate is fixed Years	Weighted average period until maturity Years	Weighted average interest rate %	Weighted average period for which rate is fixed Years	Weighted average period until maturity Years
Currency						
Sterling	**6.70**	**7.90**	**see below**	6.80	9.30	see below
US dollar	**—**	**—**	**1-2**	—	—	1-2
Other	**n/a**	**n/a**	**see below**	n/a	n/a	see below

Floating rate financial liabilities bear interest based on short-term interbank rates.

Interest bearing financial liabilities comprise bonds, commercial papers issued, net obligations under finance leases and bank overdrafts. Financial liabilities on which no interest is paid primarily comprise long-term creditors and provisions for liabilities and charges.

Maturity of financial liabilities

Non-equity shares are redeemable on 1 January 2010. The maturity profile of loans and borrowings is set out in note 16. For the other financial liabilities, note 19 gives an indication of the underlying liabilities which in general cover a period of between one and five years from the balance sheet date.

30 Financial instruments (continued)

Currency exposure

The analysis below shows the net monetary assets and liabilities of group companies that are not denominated in their functional currency and therefore give rise to exchange gains and losses in the profit and loss account. The amounts shown in the table take into account the effect of hedging instruments used to manage these exposures.

	2003 Net currency monetary asset/(liability)				2002 Net currency monetary asset/(liability)			
	Sterling £m	US Dollar £m	Other £m	Total £m	Sterling £m	US Dollar £m	Other £m	Total £m
Functional currency at 31 December								
Sterling	—	**13**	**12**	**25**	—	9	122	131
US dollar	—	—	—	—	1	—	—	1
Other	**2**	—	—	**2**	(12)	13	—	1
Total	**2**	**13**	**12**	**27**	(11)	22	122	133

Other relates primarily to the Euro and Saudi Riyal.

Fair values

The estimated fair value of financial assets and financial liabilities was:

	Net carrying amount 2003 £m	Net carrying amount 2002 £m	Estimated fair value 2003 £m	Estimated fair value 2002 £m
Primary financial instruments held or issued to finance the group's operations				
Cash at bank and in hand	**780**	930	**780**	930
Other current asset investments	**222**	236	**222**	236
Exchange Property	**661**	540	**661**	540
Loans and overdrafts	**(1,856)**	(2,313)	**(2,052)**	(2,492)
Exchangeable Bond	**(672)**	(670)	**(625)**	(637)
Derivative financial instruments held to manage the currency and interest rate profile				
Foreign exchange contracts	**5**	23	**(1)**	64
Interest rate contracts	—	—	**27**	36
Cross currency swaps	**13**	29	**13**	29
Other long term (liabilities)/assets				
Own non-equity shares	**(266)**	(266)	**(325)**	(288)
Other assets	**311**	265	**311**	265
Provisions and other liabilities	**(1,129)**	(1,307)	**(1,129)**	(1,307)

The fair values of quoted assets and borrowings are based on period end mid-market quoted prices. The fair values of other borrowings and derivative financial instruments are estimated by discounting the future cash flows to net present values using appropriate market rates prevailing at 31 December.

30 Financial instruments (continued)

Hedges

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. The table below shows the extent to which the group has unrecognised gains and losses on financial instruments in respect of financial instruments used as hedges at the beginning and end of the year.

Unrecognised gains and losses

	2003			2002		
	Gains £m	Losses £m	Net £m	Gains £m	Losses £m	Net £m
At 1 January	**119**	**(42)**	**77**	45	(104)	(59)
Net movement in unrecognised gains and losses	**31**	**(87)**	**(56)**	74	62	136
At 31 December	**150**	**(129)**	**21**	119	(42)	77
Expected to be recognised in one year or less	**97**	**(78)**	**19**	95	(23)	72
In later years	**53**	**(51)**	**2**	24	(19)	5
	150	**(129)**	**21**	119	(42)	77

Interest rate management

The group's current interest rate management strategy is that a minimum of 25% and a maximum of 75% of debt is maintained at fixed interest rates.

Currency management

The company's principal currency exposure is the USdollar/£sterling exchange rate. Following the formation of Airbus SAS, the USdollar exposure arising from the sale of Airbus aircraft has been managed through the joint shareholder treasury committee. Hedging decisions have to be unanimously approved by the shareholders in this committee.

BAE Systems continues to hedge its forecast five-year USdollar transactional and economic exposures. The group also has transactional currency exposure arising from exports/supplies denominated in currencies other than the USdollar. The group's policy is to hedge such exposures where appropriate using forward contracts.

Liquidity management

At 31 December 2003, the group had undrawn revolving credit facilities (RCF) of £2bn (2002 £1.97bn), of which £nil expire in less than one year (2002 £469m), £500m expire in more than one year but less than two years (2002 £1,000m) and £1,500m expire in more than two years but less than five years (2002 £500m). The group's commercial paper programme is supported by the RCF with any amount outstanding reducing the amount that can be drawn down. As at 31 December 2003, £79m (2002 £255m) was outstanding under the commercial paper programme.

31 Related party transactions

The group has an interest in a number of joint ventures, the principal ones of which are disclosed in note 12. Transactions occur with these joint ventures in the normal course of business. The more significant transactions are disclosed below:

Related party	Sales to related party £m	Purchases from related party £m	Amounts owed by related party £m	Amounts owed to related party £m
Airbus SAS	139	1	23	169
AMS NV	9	96	73	87
Eurofighter Jagdflugzeug GmbH	170	4	22	—
Flagship Training Limited	—	—	—	10
MBDA SAS	38	11	29	526
Panavia Aircraft GmbH	82	74	12	1

	2003 £m	2002 £m	2001 £m	2000 £m	1999 £m
Profit and loss account					
Sales[1]					
Programmes	**2,374**	2,060	2,817	2,975	2,603
Customer Solutions & Support	**2,042**	2,133	1,978	1,783	1,681
International Partnerships	**1,685**	1,648	1,780	1,825	983
Avionics	**650**	727	632	741	245
North America	**2,636**	2,561	2,538	1,634	179
Commercial Aerospace	**2,904**	2,716	3,051	2,853	2,940
HQ and other businesses	**281**	300	342	374	298
	12,572	12,145	13,138	12,185	8,929
Profit/(loss) before interest[2]					
Programmes	**56**	69	161	8	372
Customer Solutions & Support	**411**	454	414	434	409
International Partnerships	**65**	(11)	102	117	33
Avionics	**12**	66	109	107	1
North America	**232**	247	250	165	22
Commercial Aerospace	**204**	195	213	106	(59)
HQ and other businesses	**—**	(18)	11	13	(15)
	980	1,002	1,260	950	763
Goodwill amortisation	**(518)**	(615)	(495)	(373)	(63)
Exceptional operating costs	**(9)**	(797)	(148)	(307)	(210)
Exceptional loss on cessation/reorganisation of commercial aerospace activities	**—**	(30)	(370)	—	—
Exceptional profit on sale of operations	**—**	2	—	—	—
Exceptional profit on fixed asset disposals	**—**	28	—	—	—
Profit/(loss) before interest	**453**	(410)	247	270	490
Interest					
Excluding exceptional items	**(220)**	(206)	(177)	(91)	(9)
Exceptional items	**—**	—	—	—	(22)
	(220)	(206)	(177)	(91)	(31)
Profit/(loss) before tax on ordinary activities					
Excluding exceptional items	**242**	181	588	486	691
Exceptional items	**(9)**	(797)	(518)	(307)	(232)
	233	(616)	70	179	459
Tax	**(225)**	(70)	(198)	(198)	(131)
Profit/(loss) on ordinary activities after taxation	**8**	(686)	(128)	(19)	328
Balance sheet					
Fixed assets[3]	**9,409**	9,641	10,129	10,338	9,180
Stocks	**775**	768	1,046	1,536	1,559
Creditors (excluding cash on customers' account) less debtors	**(572)**	(712)	(1,181)	(1,588)	(518)
Customer stage payments	**(2,236)**	(1,727)	(1,237)	(854)	(567)
Provisions for liabilities and charges	**(900)**	(987)	(1,281)	(1,476)	(1,396)
Net assets	**6,476**	6,983	7,476	7,956	8,258
Shareholders' funds[3]	**5,591**	5,665	6,625	6,957	7,348
Equity minority interests	**15**	20	20	100	85
Capital and reserves[3]	**5,606**	5,685	6,645	7,057	7,433
Net debt	**870**	1,298	831	899	825
Total	**6,476**	6,983	7,476	7,956	8,258

[1] net of intra-group sales
[2] excluding goodwill amortisation and impairment and exceptional items
[3] the figures for fixed assets, capital and reserves, and shareholders' funds for the year 1999 to 2002 have been restated following the adoption of UITF 38 (see note 24)

	2003 £m	2002 £m	2001 £m	2000 £m	1999 £m
Cash flow statement					
Profit before interest[2]	**980**	1,002	1,260	950	763
Depreciation and impairment	**222**	212	239	309	189
Net capital expenditure	**(199)**	(186)	(214)	(280)	(280)
Movement in provisions excluding deferred tax	**(172)**	(280)	(207)	(215)	(210)
Customer stage payments	**460**	157	405	223	(44)
Working capital and sundry items	**(666)**	(874)	(973)	685	(94)
Operating cash flow	**625**	31	510	1,672	324
Net (purchases)/sales of operations	**(62)**	41	98	(1,459)	(1,866)
Exchange Property	**121**	(136)	—	—	686
Net interest	**(117)**	(150)	(189)	(76)	(6)
Tax and dividends	**(227)**	(391)	(381)	(282)	(202)
Net proceeds from equity issues	**—**	32	30	71	43
Exchange movements	**72**	97	—	—	—
Net increase/(decrease) in net funds	**412**	(476)	68	(74)	(1,021)
Movement in cash on customers' account	**16**	9	—	—	—
Movement in net debt as defined by the group	**428**	(467)	68	(74)	(1,021)
Operating cash flow by business group					
Programmes	**33**	(177)	(220)	937	
Customer Solutions & Support	**518**	323	405	554	
International Partnerships	**69**	77	255	18	
Avionics	**(28)**	83	70	43	
North America	**162**	213	119	168	
Commercial Aerospace	**(143)**	(396)	81	36	
HQ and other businesses	**14**	(92)	(200)	(84)	
	625	31	510	1,672	

	2003 £m	2002 £m
Reconciliation to statutory presentation		
Operating cash flow (note 29)	**836**	136
Net capital expenditure and financial investment	**(248)**	(183)
Dividends from joint ventures	**37**	78
	625	31

	2003	2002	2001	2000	1999
Other information					
Basic (loss)/earnings per share	**(0.5)p**	(23.2)p	(5.1)p	(1.5)p	16.2p
Basic earnings per share – *excluding goodwill* amortisation and impairment and exceptional items	**16.6p**	17.3p	23.4p	18.8p	29.4p
Dividend per ordinary share	**9.2p**	9.2p	9.0p	8.5p	8.0p
Number of employees, excluding joint venture employees, at year end	**68,400**	68,100	70,110	85,000	83,400
Capital expenditure *including leased assets*	**£243m**	£274m	£287m	£374m	£307m
Order book *including the group's share of joint ventures*	**£46.0bn**	£42.5bn	£43.8bn	£41.0bn	£36.6bn

Analysis of share register at 31 December 2003

	Ordinary shares of 2.5p				Preference shares of 25p			
	Accounts		Shares		Accounts		Shares	
	Number '000	%	Number million	%	Number '000	%	Number million	%
By category of shareholder								
Individuals	157.1	92.6	147.3	4.8	3.1	60.4	13.2	4.9
Nominee companies	10.6	6.2	2,793.3	91.3	1.9	37.2	228.1	85.7
Banks	0.3	0.2	17.7	0.6	—	—	—	—
Insurance and pension funds	—	—	21.0	0.7	—	—	3.7	1.4
Other	1.7	1.0	80.8	2.6	0.1	2.4	21.3	8.0
	169.7	100.0	3,060.1	100.0	5.1	100.0	266.3	100.0
By size of holding								
1–99	36.3	21.4	1.9	0.1	—	0.2	—	—
100–499	49.0	28.9	13.6	0.5	0.1	2.5	—	—
500–999	35.8	21.1	25.2	0.8	0.2	4.3	0.2	0.1
1,000–9,999	45.8	27.0	107.9	3.5	4.0	78.1	14.9	5.6
10,000–99,999	1.9	1.1	45.9	1.5	0.7	12.1	12.6	4.7
100,000–999,999	0.6	0.4	217.2	7.1	0.1	2.0	34.0	12.8
1,000,000 and over	0.3	0.1	2,648.4	86.5	—	0.8	204.6	76.8
	169.7	100.0	3,060.1	100.0	5.1	100.0	266.3	100.0

Registered office

6 Carlton Gardens
London
SW1Y 5AD
United Kingdom
Telephone: +44 (0)1252 373232
Company website: www.baesystems.com
Investor relations website: http://ir.baesystems.com

Registered in England & Wales, No. 1470151

Registrars

Lloyds TSB Registrars (0140)
The Causeway
Worthing, West Sussex, BN99 6DA
United Kingdom
Telephone: 0870 600 3982
(+44 121 415 7047 from outside the UK)

If you have any queries regarding your shareholding, please contact the Registrars.

shareview
www.shareview.co.uk

Shareview service

The Shareview service from our registrar, Lloyds TSB Registrars, gives shareholders:

- direct access to data held on their behalf on the share register including recent share movements and dividend details;
- the ability to change their address or dividend payment instructions on-line.

To sign up for Shareview you need the 'shareholder reference' printed on your proxy form or dividend stationery. There is no charge to register.

When you register with the site, you can register your preferred format (post or e-mail) for shareholder communications. If you select 'e-mail' as your mailing preference, you will be sent shareholder communications, such as proxy forms and annual/interim results by e-mail instead of post, as long as this option is available.

If you have your dividends paid straight to your bank account, and you have selected 'e-mail' as your mailing preference, you can also collect your tax voucher electronically. Instead of receiving the paper tax voucher, you will be notified by e-mail with details of how to download your electronic version.

However, if you choose 'post' as your preference, you will be sent paper documents as usual.

Visit the site for more details: www.shareview.co.uk. Details of software and equipment requirements are given on the website.

Shareholder dealing service
Hoare Govett Limited offers a low cost postal dealing service enabling UK resident shareholders to buy or sell BAE SYSTEMS plc shares. Basic commission is 1%, subject to a minimum charge of £12.00. If you require further information please contact:

Hoare Govett Limited on +44 (0)20 7678 8300.

This notice has been approved by Hoare Govett Limited which is authorised and regulated by the Financial Services Authority.

Share price information
The middle market price of the company's ordinary shares on 31 December 2003 was 168.25p, the range during the year was 196.5p to 101.75p.

Daily share prices are available in the UK on the FT Cityline service as follows:

BAE SYSTEMS plc ordinary shares	0906 003 1890
BAE SYSTEMS plc preference shares	0906 003 5174
(Calls are charged at 60p per minute at all times)	

Alternatively you can view teletext or a similar service.

Dividend reinvestment plan
The company offers holders of its ordinary shares the option to elect to have their dividend reinvested in shares purchased in the market instead of cash. If you would like to make this election, please request a dividend reinvestment plan mandate from our registrars:

Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA Telephone: 0870 241 3018 (+44 121 415 7047 from outside the UK).

American Depositary Receipts
The BAE SYSTEMS plc American Depositary Receipts (ADRs) are traded on the Over The Counter market (OTC) under the symbol BAESY. One ADR represents four BAE SYSTEMS plc ordinary shares.

JP Morgan Chase Bank is the depositary. If you should have any queries, please contact:

JP Morgan Service Center
PO Box 43013
Providence, RI 02940-3013
USA
Telephone: +1 781 575 4328
www.adr.com

Financial calendar

Financial year end	31 December
Annual General Meeting	5 May 2004
Preference shares conversion date	1 June 2004
2003 final ordinary dividend payable	1 June 2004
2004 half yearly preference dividend payable	1 July 2004
2004 interim results announcement	September 2004
2004 interim ordinary dividend payable	November 2004
2004 half yearly preference dividend payable	4 January 2005
2004 full year results – preliminary announcement	February 2005
– report and accounts	April 2005
2004 final ordinary dividend payable	June 2005

Glossary



A400M
An Airbus military transport aircraft programme.

Al Yamamah
The UK's largest export defence programme; a total solutions package for the Kingdom of Saudi Arabia. BAE Systems is the prime contractor.

Archerfish
An expendable, single shot naval mine disposal munition.

Aster/PAAMS
A multi-layer ground and naval air defence missile being developed by MBDA.

Astute
The UK's newest class of nuclear powered attack submarine.

Auxiliary Oiler
Royal Fleet Auxiliary supply ships to provide replenishment for ships at sea.

BMEC
Battlespace Management Evaluation Centre. Simulates and evaluates complex systems within operational scenarios early in a programme life-cycle.

BROACH
A multi-warhead system designed to attack a range of buried high-value targets.

C3I
Command, Control, Communications and Intelligence.

C4ISR
Command, Control, Communication and Computing (C4), Intelligence, Surveillance and Reconnaissance (ISR). Systems that provide a precise picture of the battlefield in 'real-time', optimising the information available for decision making. C4ISR systems sense the environment, process data and combine it with existing knowledge, for optimised mission plans.

C-17
United States military transport aircraft. BAE Systems is the premier avionics supplier for the C-17.

Captor
Radar system for the Typhoon combat aircraft; Captor detects, identifies, prioritises and engages targets beyond the effective range of enemy weapons, while remaining resistant to electronic jamming.

DASS
Defensive Aids Sub-Systems - an electronic protection system.

DLO
Defence Logistics Organisation, part of the UK Ministry of Defence.

DoD
US Department of Defense.

F-35
Also known as the Joint Strike Fighter (JSF). BAE Systems is part of the Lockheed Martin led consortium developing three variants for the US Airforce, Navy and Marine Corps and the Royal Air Force and Royal Navy.

Future Combat System
The cornerstone of the US Army's transformation vision. It will develop network centric concepts for a multi-mission combat system through the use of a combination of manned and unmanned ground and air platforms.

Future Carrier
The Royal Navy's next generation aircraft carrier.

ESOP
Employee Share Ownership Plan.





BAE Systems microprocessor guides Rover landings on Mars
BAE Systems built the radiation hardened RAD6000 computers that are guiding the 'Spirit' and 'Opportunity' Rovers that have successfully landed on Mars to study minerals in rocks. These computers also processed key navigational data during each spacecraft's six month journey.
Picture credits: NASA/JPL/Cornell

GR9
A major capability upgrade for the Harrier, enhancing propulsion and aircraft systems and providing a smart weapon capability.

HALO
Passive acoustic artillery location system; monitors artillery activities across a wide area of the battlefield.

Harrier
V/STOL (Vertical Short Take-Off and Landing) combat aircraft.

Hawk
Advanced jet training and light combat aircraft.

HIDAS
Helicopter Integrated Defensive Aids Sub-System.

ISO 14001
The standard for environmental management published by the International Standards Organisation.

Landing Platform Dock
A Royal Navy assault ship capable of controlling a complete force of amphibious ships and supporting the deployment of armed forces ashore.

MoD
UK Ministry of Defence.

Nimrod
Maritime reconnaissance aircraft.

Operational Framework
Sets out mandatory operational and financial controls, approved by the Executive Committee, to be followed in conducting the group's business. It also sets out the management ethos of the organisation.

Performance Centred Leadership (PCL)
PCL is a leadership development programme which drives business success by linking individual goals with the wider goals of the organisation.

Siren (DLH)
Radar decoy systems for warships.

Spearfish
Advanced heavyweight torpedo in service with the Royal Navy.

Sting Ray
Advanced lightweight torpedo in service with the Royal Navy, Royal Air Force and in other countries.

Type 45
Next generation Anti Air Warfare Destroyer for the Royal Navy.

Typhoon
Collaborative combat aircraft programme involving the UK, Germany, Italy and Spain. It will be the cornerstone of the Royal Air Force's air fighting capability.

Tornado
The Royal Air Force's front line combat aircraft, also in service with the Royal Saudi Air Force, and in Germany and Italy.

USAF
United States Air Force.

VC10
Royal Air Force aerial refuelling aircraft.

Shareholders' dialogue

The BAE Systems Annual Report 2002 contained a questionnaire designed to enable you, our shareholders, to tell us what you did or did not like about the report.

What we asked you

We asked how much time you spent reading our annual report, and whether it improved your understanding of BAE Systems activities and performance.

It was also important to us to receive your views on whether the report answered your questions and what additional information you would like to have.

To provide an ongoing measurement criteria, we wanted to know how you rated our annual report, especially in comparison to other annual reports you may have read, and what improvements you would like to see us make.

Finally, we asked whether you had, or intended to get, access to the internet and if you had visited the BAE Systems website www.baesystems.com, and, if so, if it helped you to understand the activities of the company.

What you told us

We had a good response to the questionnaire and have been able to incorporate a number of your suggestions into the BAE Systems Annual Report 2003.

Here is a summary of the responses you, our shareholders, gave us:

- over 95% spent longer than 5 minutes reading the report;
- over 95% said it improved understanding of BAE Systems and of our performance;
- 75% stated that the report answered questions they might have had;
- over 95% said it rated 'comparable', 'better' or 'much better' compared to other annual reports;
- 47% have access to the internet;
- 27% have visited www.baesystems.com; and
- 60% of visitors found the BAE Systems internet site useful.

What additional information do you want:

Here are the main points you raised, with our responses to them:

- More information on performance
  Performance of the business has been explained in an expanded operating and financial review (OFR).
- More information on political and charitable donations
  BAE Systems does not make any donations to political parties. BAE Systems has an ongoing charitable programme which is outlined in the corporate social responsibility (CSR) report on pages 25 to 27. A more detailed CSR report will be published and will be available on the website from May 2004.
- Greater clarity on dividend policy and payment dates
  A statement of the generic BAE Systems dividend policy is included on page 21, and the relevant dividend payment dates are shown on page 95.
- Review of share price performance over the year
  The recently updated investor relations website (http://ir.baesystems.com) has a full charting facility which enables a review of the BAE Systems share price performance over the last 12 years as well as enabling comparison with peer companies and indices.

We hope that you feel that we have succeeded in responding positively to your feedback in the design and content of the 2003 annual report.

2003 questionnaire

Please tear here

1 How long did you spend reading this report?

☐ Less than 5 mins ☐ 5 - 10 mins ☐ 10 - 30 mins ☐ 30 mins +

2 Has reading the report improved your understanding of BAE Systems activities and its performance in 2003?

☐ Not at all ☐ A little ☐ Adequately ☐ A lot

3 Has reading the report answered questions you had about BAE Systems?

☐ Yes ☐ No

4 If no, what additional information would you like to have?

____

____

5 How would you rate this annual report compared to others that you have read?

☐ Much worse ☐ Worse ☐ About the same ☐ Better ☐ Much better

6 What improvements would you like to see made to the report?

____

____

Internet

7 Do you have access to the internet?

☐ Yes ☐ No ☐ No, but intend to have within 1 year

8 If you have access to the internet, have you ever visited the BAE Systems website www.baesystems.com?

☐ Yes ☐ No ☐ Not applicable

9 If you have visited the BAE Systems website, did you find it helped your understanding of the activities of the company?

☐ Yes ☐ No ☐ Not applicable

10 Please indicate in what capacity you have read the report

☐ Private shareholder ☐ Institutional investor ☐ Academic researcher ☐ Customer

☐ Supplier ☐ Employee ☐ Other

Thank you for taking the time to complete this questionnaire.

BAE SYSTEMS

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BUSINESS REPLY SERVICE
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Pillans & Waddies Ltd
162 Leith Walk
Edinburgh
EH6 0BR

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BAE SYSTEMS plc

...istered in England & Wales No. 1470151)

...arlton Gardens
SW1Y 5AD
Kingdom
+44 (0)1252 373232

Website details

website: www.baesystems.com
relations website: http://ir.baesystems.com

Notice of Annual General Meeting

04 APR 13 AM 7:21

To BAE Systems plc Ordinary Shareholders and for information only to holders of Convertible Preference Shares.

NOTICE IS HEREBY GIVEN that the Annual General Meeting of BAE Systems plc will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Wednesday 5 May 2004 at 10.30 am for the purpose of transacting the following business:

To consider, and if thought fit, to pass the following Resolutions which will be proposed as ORDINARY RESOLUTIONS.

RESOLUTION 1 – Receipt of the report and accounts
THAT the audited accounts of the Company for the year ended 31 December 2003 and the Directors' Reports and Auditors' Report thereon now laid before this meeting be and they are hereby received.

RESOLUTION 2 – Approval of the directors' remuneration report
THAT the Directors' Remuneration Report for the year ended 31 December 2003 be and is hereby approved.

RESOLUTION 3 – Authorisation of the payment of the final dividend
THAT the final dividend for the year ended 31 December 2003 of 5.5 pence per ordinary share be and it is hereby declared payable on 1 June 2004 to Ordinary Shareholders whose names appeared on the Register of Members at the close of business on 23 April 2004.

RESOLUTION 4 – Re-election of director
THAT Ulrich Cartellieri retiring pursuant to Article 85 be and he is hereby re-elected a Director of the Company.

RESOLUTION 5 – Re-election of director
THAT Lord Hesketh retiring pursuant to Article 85 be and he is hereby re-elected a Director of the Company.

RESOLUTION 6 – Re-election of director
THAT Steven Mogford retiring pursuant to Article 85 be and he is hereby re-elected a Director of the Company.

RESOLUTION 7 – Re-election of director
THAT George Rose retiring pursuant to Article 85 be and he is hereby re-elected a Director of the Company.

RESOLUTION 8 – Election of director
THAT Michael Hartnall retiring pursuant to Article 91 be and he is hereby elected a Director of the Company.

RESOLUTION 9 – Reappointment of the Auditors
THAT KPMG Audit Plc be and are hereby reappointed Auditors of the Company to hold office until the next General Meeting at which accounts are laid before the Company.

RESOLUTION 10 – Authority to agree Auditors' remuneration
THAT the Directors be and are hereby authorised to agree the remuneration of the Auditors.

RESOLUTION 11 – Authority to allot new shares
THAT the authority conferred on the Directors by Article 12 (B)(i) of the Articles of Association of the Company be and is hereby renewed for the period ending on 5 May 2009 and that for such period the Section 80 Amount shall be £19,748,171.

To consider, and if thought fit, to pass the following Resolutions which will be proposed as SPECIAL RESOLUTIONS.

RESOLUTION 12 – Disapplication of pre-emption rights
THAT the power conferred on the Directors by Article 12(B)(ii) of the Articles of Association of the Company be and is hereby renewed for the period ending on 5 May 2009 and that for the period the Section 89 amount shall be £3,825,091.

RESOLUTION 13 – Authority to purchase own shares
THAT the Company be and is hereby unconditionally and generally authorised for the purposes of Section 166 of the Companies Act 1985 to make market purchases, as defined in Section 163 of that Act, of Ordinary Shares of 2.5p each in the capital of the Company provided that:

(a) the maximum number of shares that may be purchased is 306,007,313;

(b) the minimum price which may be paid for each share is 2.5p;

(c) the maximum price that may be paid for each share is an amount equal to 105 per cent of the average of the middle market quotations of the Company's Ordinary Shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such share is contracted to be purchased; and

(d) this authority shall expire on the conclusion of the Annual General Meeting of the Company held in 2005 or, if earlier, 5 August 2005 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which may be executed wholly or partly after such expiry) unless such authority is renewed prior to such time;

and, where such shares are held in treasury, the Company may use them for the purposes of its employee share schemes.

RESOLUTION 14 – Amendment to the Articles relating to treasury shares

THAT the Articles of Association of the Company be and are hereby amended as detailed in the Appendix to the Notice of Annual General Meeting dated 31 March 2004 (a copy of which is presented to the meeting and signed by the Chairman for the purpose of identification).

By Order of the Board

David Parkes
Company Secretary

6 Carlton Gardens
London SW1Y 5AD

31 March 2004

PROXIES

A member entitled to attend and vote at the meeting may appoint one or more proxies to attend and, on a poll, to vote instead of him or her. A proxy need not be a member of the Company. A form of proxy is enclosed. Subject to the provisions for proxies and corporate representatives, only registered holders of Ordinary Shares of the Company are entitled to attend and vote at the meeting.

The form of proxy should be completed, signed and returned to the Registrar, Lloyds TSB Registrars, in accordance with the instructions on the form of proxy so as to be received no later than 48 hours before the start of the meeting. Alternatively, the appointment of a proxy may be registered electronically by logging onto www.sharevote.co.uk and using the Reference Number, Card ID and Account Number stated on the form of proxy.

Electronic proxy appointment through CREST

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting to be held on 5 May 2004 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

1. Notes on the Resolutions

1.1 Resolution 2 – Approval of the Directors' Remuneration Report

The Directors' Remuneration report has to be laid before shareholders at the AGM and voted on. The report can be found on pages 36 to 45 of the Annual Report 2003 and is summarised on pages 16 and 17 of the Annual Review 2003.

1.2 Resolutions 4, 5 6 and 7 – Directors Standing For Re-election

Paolo Scaroni is retiring pursuant to Article 85 of the Company's Articles of Association and is not seeking re-election.

The biographies of those directors retiring at the Annual General Meeting who wish to seek re-election are as follows:

Dr Ulrich Cartellieri – Non-executive Director

Ulrich Cartellieri, 66, is a member of the Supervisory Board of Deutsche Bank AG and Robert Bosch GmbH. He is a former non-executive director of Karstadt AG (Chairman), Siemens AG (Deputy Chairman), Thyssen AG and Henkel KGaA, and was a member of the board of DEG (the Federal Government owned German investment and development company). He is also a member of the International Advisory Committee of the Federal Reserve Bank of New York. He was appointed to the Board in 1999.

Dr Cartellieri is a member of the Remuneration and Nominations committees.

Lord Hesketh – Non-executive Director

Lord Hesketh, 53, joined the Board in 1994. Prior to that he held UK government ministerial positions in the Department of the Environment and the Department of Trade and Industry. He served as Government Chief Whip in the House of Lords between 1991 and 1994, during which time he was made a Privy Councillor. He has had a life long interest in the motor industry, which resulted in him being made an honorary Member of the Institute of Engineers. He is currently non-executive Deputy Chairman of Babcock International Group plc and Chairman of British Mediterranean Airways.

Lord Hesketh is a member of the Nominations Committee.

Steven Mogford – Chief Operating Officer

Steve Mogford, 47, joined the company in 1977. After a number of positions in procurement and commercial management he was appointed Managing Director of the Company's Systems and Services Division in 1995 and subsequently Managing Director of the Military Aircraft and Aerostructures business. He was appointed to the Board in 2000 as Chief Operating Officer with specific responsibility for the Company's major programmes. He is a director of the British Quality Foundation.

George Rose – Group Finance Director

George Rose, 52, was appointed to the Board as Group Finance Director in 1998 having previously been Director of Finance and Treasury. He is also a member of the shareholder committee of Airbus SAS. Prior to joining the Company he had held a number of finance positions in the motor industry with Ford, Leyland Vehicles, DAF NV in the Netherlands and Rover Group. He is a non-executive director of Saab AB and National Grid Transco plc and a former non-executive director of Orange plc. He is a member of the Financial Reporting Review Panel and a Fellow of the Institute of Management Accountants.

1.3 Resolution 8 – Election of Director

The Company's Articles of Association require that all Directors appointed to the Board seek election at the Annual General Meeting immediately following their appointment. Michael Hartnall is required to seek election at this year's meeting.

The Board supports the election of Mr Hartnall believing that the knowledge and experience he brings to the Board complements that of the other non-executive directors. In particular, when appointing Mr Hartnall the Board specifically wished to recruit an individual to chair the Audit Committee. For such an appointment recent and relevant financial experience is essential and the Board believes that, having until recently been the finance director of a FTSE 100 company, Mr Hartnall is ideally suited for this role.

Mr Hartnall's biography is as follows:

Michael Hartnall, 61, joined the Board in 2003 having retired as Finance Director of Rexam plc earlier in the year. He was a director of Rexam for 16 years, prior to which he held senior positions with a number of manufacturing companies. In 1998 he was a member of the Hampel Committee on corporate governance. He is a fellow of the Institute of Chartered Accountants in England and Wales.

Mr Hartnall is Chairman of the Audit Committee.

1.4 Resolutions 11 and 12 – Authority to issue shares

The Directors wish to renew the Company's authority to allot unissued shares in the share capital of the Company. Although the Directors have no present intention of exercising this authority (other than for the conversion into Ordinary Shares of existing Convertible Preference Shares), it is considered prudent to maintain the flexibility that this authority provides. This resolution authorises the Directors to allot relevant securities up to an aggregate nominal value of £19,748,171 (the amount shown as the Section 80 Amount in Resolution 11) during the five years from the date of the Annual General Meeting. This amounts to 25.81 per cent of the issued ordinary share capital of the Company and 13.80 per cent of the total issued share capital, as at the date of this Notice. No treasury shares are held by the Company.

It is also proposed to renew, for the same five year period, the authority of the Directors to allot for cash equity securities without first being required to offer such securities to existing shareholders (other than in connection with a rights issue). The authority relates to up to £3,825,091 of nominal capital (the amount shown as the Section 89 Amount in Resolution 12), being approximately 5 per cent of the issued ordinary share capital of the Company and 2.67 per cent of the total issued share capital, as at the date of this Notice. This authority will also apply to the sale of any shares held in treasury by the Company, should Resolutions 13 and 14 be passed.

1.5 Resolution 13 – Purchase of shares

The Directors are committed to managing the Company's capital effectively and consider that the purchase by the Company of its Ordinary Shares may in certain circumstances be advantageous to shareholders. They believe that, in common with many other listed companies, the Company should obtain from shareholders a general authority to make market purchases on the London Stock Exchange. The authority should be on the basis that, in accordance with the UK Listing Authority's requirements, the maximum price for Ordinary Shares purchased in the market shall not exceed an amount equal to 105 per cent of the average of the middle market quotations taken from the London Stock Exchange Daily Official List for the five business days before the announcement is made. The minimum price per Ordinary Share shall not be less than 2.5p, being the par value of an Ordinary Share. The number of Ordinary Shares which may be acquired pursuant to the authority is up to an aggregate of 306,007,313 Ordinary Shares, this being approximately ten per cent of the issued Ordinary Share capital of the Company as at the date of this notice. There are currently outstanding 124,909,683 options to subscribe for shares, representing 4.08 per cent of the Company's current issued Ordinary Share capital. If the authority was exercised in full, the options would represent 4.53 per cent of the Company's issued Ordinary Share capital. The Company will only purchase Ordinary Shares if the Directors believe that it is in shareholders' best interests and will increase earnings per share. Although the Directors have no plans to exercise the authority at present, this position will be kept under review.

Pursuant to the Companies Act 1985 (as amended), the Company can hold the shares which have been repurchased as treasury shares and either resell them for cash, cancel them, either immediately or at a point in the future, or use them for the purposes of its employee share schemes. The Directors believe that it is desirable for the Company to have this choice. No dividends will be paid on, and no voting rights will be exercised in respect of, treasury shares. To the extent that any repurchased shares are held in treasury, earnings per share would only be increased until such time as the shares are re-sold or transferred out of treasury.

Authorisation is sought for the Company to use any shares repurchased and held in treasury for the purposes of its employee share schemes. If any treasury shares are used for the purposes of any of the Company's employee share schemes, the Company will, so long as is required under the guidelines of the Association of British Insurers Investment Committee, count them towards the limits contained in such schemes on the number of new shares that may be issued.

1.6 Resolution 14 – Amendments to Articles of Association

This resolution proposes certain changes to the Articles of Association of the Company as more fully set out in the Appendix.

The proposed changes to Articles 2, 9, 12 and 65 insert provisions reflecting recent legislation allowing companies that purchase their own shares the option of holding them "in treasury" for sale at a later date or of transferring them for the purposes of, or pursuant to an employee share scheme. For the period that any shares are held in treasury, all dividend and voting rights will be suspended and, to the extent that shareholders approve any disapplication of pre-emption rights under Resolution 12 or any future similar resolution, such disapplication will also apply to the sale of treasury shares.

2. Documents for Inspection

The Register of Directors' Interests in the share capital of the Company and copies of the executive Directors' service contracts and the non-executive Directors' letters of appointment will be available for inspection during normal business hours at the Company's registered office from the date of the Notice of Meeting to the close of the meeting and at the place of the meeting from 15 minutes prior to its commencement until its conclusion.

3. Uncertificated Securities Regulations

The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the Register of Members of the Company as at 6 pm on 3 May 2004 shall be entitled to attend or vote at the Annual

General Meeting in respect of the number of shares registered in their name at that time. Changes to entries in the Register after 6 pm on 3 May 2004 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

4. Excluded Items

Certain items will not be permitted in the Annual General Meeting. These include bags, cameras, recording equipment, mobile telephones, items of any nature with potential to cause disorder and such other items as the Chairman of the Meeting may specify.

Recommendation

Your Directors consider that each of the proposals described above will be of benefit to and in the best interests of the Company and the shareholders as a whole. The Directors intend to vote in favour of all Resolutions in respect of their own beneficial holdings of Ordinary Shares in the Company and unanimously recommend other shareholders to do likewise.

How to get there



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Appendix

Amendments to Articles of Association

This is the appendix referred to in Resolution 14 of the Notice of Annual General Meeting dated 31 March 2004, and sets out amendments to be made to the Articles of Association of BAE Systems plc.

1. Article 2

1.1 In Article 2 following the paragraph "The expression "subsidiary undertaking" shall have the same meaning as in the Act," insert the following new paragraph:

"Except where the context otherwise requires, any reference to issued shares of any class (whether of the Company or of any other company) shall not include any shares of that class held as treasury shares."

2. Article 9 (Purchase of shares)

2.1 After the number "9.", insert "(A)"

2.2 At the end of Article 9, insert the following new paragraph as Article 9 (B):

"(B) The Company may not exercise any right in respect of treasury shares held by it, including any right to attend or vote at meetings, to participate in any offer by the Company to shareholders or to receive any distribution (including in a winding – up), but without prejudice to its right to sell the treasury shares, to receive an allotment of shares as fully paid bonus shares in respect of the treasury shares or to receive any amount payable on redemption of any redeemable treasury shares."

3. Article 12 (Directors' power to allot)

3.1 In Article 12 (B)(ii), following the words "within the terms of the said authority", insert the following words:

"and to sell treasury shares wholly for cash"

3.2 In Article 12 (B)(iii), following the words "might require the allotment" insert the following words:

"or sale"

3.3 In Article 12 (B)(iii), following the words "and may allot", insert the following words:

"or sell"

3.4 In Article 12 (B)(iv)(a), following the words "fixed by the Directors to (i) holders" insert the following words:

"(other than the Company)"

3.5 In the margin reference to Article 12, following the words "Directors' power to allot", insert the following words "securities and to sell treasury shares".

4. Article 65 (Suspension of voting etc. rights)

4.1 In Article 65 (C), following the words "issued share capital of the class of shares concerned", insert the following words:

"(excluding any shares in the Company held as treasury shares)".

Printed by **Pillans & Waddies.**, a member of the ormolu group. S147875